      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 31, 2000

                                                      REGISTRATION NO. 333-30240
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 2

                                       TO

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            JDS UNIPHASE CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                             3674                            94-2579683
 (STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)          IDENTIFICATION NUMBER)

                            JDS UNIPHASE CORPORATION
                             163 BAYPOINTE PARKWAY
                           SAN JOSE, CALIFORNIA 95134
                                 (408) 434-1800
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                           MICHAEL C. PHILLIPS, ESQ.
                SENIOR VICE PRESIDENT, BUSINESS DEVELOPMENT AND
                                GENERAL COUNSEL
                            JDS UNIPHASE CORPORATION
                             163 BAYPOINTE PARKWAY
                           SAN JOSE, CALIFORNIA 95134
                                 (408) 434-1800
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                WITH COPIES TO:

         JOHN W. CAMPBELL, III, ESQ.                        LARRY W. SONSINI, ESQ.
           MORRISON & FOERSTER LLP                           DANIEL R. MITZ, ESQ.
              425 MARKET STREET                        WILSON SONSINI GOODRICH & ROSATI
     SAN FRANCISCO, CALIFORNIA 94105-2482                  PROFESSIONAL CORPORATION
                (415) 268-7000                                650 PAGE MILL ROAD
                                                         PALO ALTO, CALIFORNIA 94304
                                                                (650) 493-9300

                            ------------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
               Upon consummation of the merger described herein.

    If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                            ------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  [E-TEK LOGO]


                  TO THE STOCKHOLDERS OF E-TEK DYNAMICS, INC.


                A MERGER PROPOSAL -- YOUR VOTE IS VERY IMPORTANT


     On January 17, 2000, E-TEK Dynamics' board of directors unanimously approved an agreement to merge E-TEK with a newly formed, wholly owned subsidiary of JDS Uniphase Corporation and become a wholly owned subsidiary of JDS Uniphase Corporation.



     In the merger, each share of your E-TEK common stock will be exchanged for
2.2 shares of JDS Uniphase common stock. JDS Uniphase common stock is listed on the Nasdaq Stock Market's National Market under the trading symbol "JDSU," and on May 22, 2000, JDS Uniphase common stock closed at $85.31 per share.


     We will hold a special meeting of our stockholders to vote on whether to approve the merger agreement. The merger cannot be completed unless the holders of a majority of E-TEK common stock outstanding and entitled to vote at the special meeting approve the merger agreement. YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN, DATE AND RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED SELF-ADDRESSED STAMPED ENVELOPE OR, IF APPLICABLE, FOLLOW THE TELEPHONE OR INTERNET VOTING INSTRUCTIONS AT THE BOTTOM OF THE PROXY CARD. Returning the proxy or voting by telephone or the Internet does not deprive you of your right to attend the meeting and to vote your shares in person.

     AFTER CAREFUL CONSIDERATION, YOUR BOARD OF DIRECTORS UNANIMOUSLY DETERMINED THE MERGER TO BE FAIR TO YOU AND IN YOUR BEST INTERESTS AND DECLARED THE MERGER ADVISABLE. E-TEK'S BOARD OF DIRECTORS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND RECOMMENDS ITS ADOPTION BY YOU.


     This proxy statement-prospectus provides you with information concerning JDS Uniphase and the merger. Please give all of the information contained in the proxy statement-prospectus your careful attention. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE DISCUSSION IN THE SECTION ENTITLED "RISK FACTORS" ON PAGE 29 OF THIS PROXY STATEMENT-PROSPECTUS.


     We appreciate your interest in E-TEK and consideration of this matter.

                                          /s/ Michael J. Fitzpatrick]
                                          Michael J. Fitzpatrick
                                          President and Chief Executive Officer

     NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SHARES OF JDS UNIPHASE COMMON STOCK TO BE ISSUED IN CONNECTION WITH THE MERGER OR DETERMINED WHETHER THIS PROXY STATEMENT-PROSPECTUS IS ADEQUATE OR ACCURATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     This proxy statement-prospectus is dated May 31, 2000 and was first mailed to stockholders on or about May 31, 2000.

                                  [E-TEK LOGO]

                              E-TEK DYNAMICS, INC.
                               1865 LUNDY AVENUE
                           SAN JOSE, CALIFORNIA 95131
                            ------------------------
                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

Date:  June 28, 2000
Time:  8:00 a.m., PST
Place: E-TEK Dynamics, Inc.
       1865 Lundy Avenue
       San Jose, California 95131

     To the stockholders of E-TEK Dynamics:

     A special meeting of stockholders of E-TEK Dynamics, Inc. will be held on June 28, 2000 at the principal offices of E-TEK, 1865 Lundy Avenue, San Jose, California 95131 at 8:00 a.m. PST. At the meeting you will be asked:

          1. To consider and vote upon a proposal to adopt the Agreement and Plan of Reorganization and Merger, dated as of January 17, 2000, by and among JDS Uniphase Corporation, Rainbow Acquisition, Inc., a wholly owned subsidiary of JDS Uniphase, and E-TEK Dynamics, Inc. Under the merger agreement, Rainbow Acquisition will merge with and into E-TEK and E-TEK will survive the merger as a wholly owned subsidiary of JDS Uniphase. In the merger, holders of outstanding shares of common stock of E-TEK will receive 2.2 shares of common stock of JDS Uniphase for each share of E-TEK common stock they hold. The exchange ratio of 2.2 gives effect to the two-for-one stock split of JDS Uniphase common stock effected as to JDS Uniphase stockholders of record on March 2, 2000. Adoption of the merger agreement will also constitute approval of the merger and the other transactions contemplated by the merger agreement.

          2. To transact such other business as may properly come before the special meeting or any adjournment of the special meeting.

     The attached proxy statement-prospectus contains a more complete description of these items of business. Only holders of record of E-TEK common stock at the close of business on May 22, 2000, the record date, are entitled to vote on the matters listed in this notice of special meeting. Any action may be taken on any of the foregoing proposals at the special meeting on the date specified above or on any date to which the special meeting may properly be postponed or adjourned. You may vote in person at the E-TEK special meeting even if you have returned a proxy or voted by telephone or Internet.

                                          By Order of the Board of Directors
                                          of E-TEK Dynamics, Inc.


                                          /s/ William N. Gerson

                                          William N. Gerson
                                          Corporate Secretary

May 31, 2000
San Jose, California

     WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN, DATE AND RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED SELF-ADDRESSED STAMPED
ENVELOPE OR, IF APPLICABLE, FOLLOW THE TELEPHONE OR INTERNET VOTING INSTRUCTIONS
                        AT THE BOTTOM OF THE PROXY CARD.

                      WHERE YOU CAN FIND MORE INFORMATION

     This proxy statement-prospectus includes information that has not been delivered or presented to you but is "incorporated by reference," which means that JDS Uniphase and E-TEK disclose information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered a part of this proxy statement-prospectus, except for any information superseded by information provided in this proxy statement-prospectus. This proxy statement-prospectus incorporates by reference the documents listed below, which contain important information.

     JDS Uniphase and E-TEK are also incorporating by reference any additional documents that each files with the SEC as required by the Securities Exchange Act of 1934 between the date of this proxy statement-prospectus and the date of the special meeting of E-TEK stockholders.

     The following documents, which were filed by E-TEK with the SEC, are incorporated by reference into this proxy statement-prospectus:

     - E-TEK's Annual Report on Form 10-K for the fiscal year ended June 30,
       1999;


     - E-TEK's Quarterly Report on Form 10-Q for the quarter ended April 1,
       2000;



     - E-TEK's Quarterly Report on Form 10-Q for the quarter ended January 1, 2000;


     - E-TEK's Quarterly Report on Form 10-Q for the quarter ended October 2, 1999;

     - E-TEK's Current Report on Form 8-K filed on January 19, 2000;

     - E-TEK's Current Report on Form 8-K filed on September 1, 1999;

     - E-TEK's Current Report on Form 8-K/A filed on July 30, 1999; and

     - E-TEK's Current Report on Form 8-K filed on July 7, 1999.

     The following documents, which have been filed by JDS Uniphase with the SEC, are incorporated by reference into this proxy statement-prospectus:

     - JDS Uniphase's Annual Report on Form 10-K/A for the fiscal year ended June 30, 1999;

     - JDS Uniphase's Annual Report on Form 10-K for the fiscal year ended June 30, 1999;


     - JDS Uniphase's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000;



     - JDS Uniphase's Quarterly Report on Form 10-Q for the quarter ended December 31, 1999;



     - JDS Uniphase's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999;



     - JDS Uniphase's Current Report on Amendment No. 3 to Form 8-K/A filed on May 31, 2000;



     - JDS Uniphase's Current Report on Amendment No. 2 to Form 8-K/A filed on May 22, 2000;



     - JDS Uniphase's Current Report on Form 8-K filed on February 17, 2000;


     - JDS Uniphase's Current Report on Amendment No. 1 to Form 8-K/A filed on February 10, 2000;

     - JDS Uniphase's Current Report on Form 8-K filed on January 28, 2000;

     - JDS Uniphase's Current Report on Form 8-K filed on January 18, 2000;

     - JDS Uniphase's Current Report on Form 8-K/A filed on November 30, 1999;

     - JDS Uniphase's Current Report on Form 8-K filed on November 5, 1999;

     - JDS Uniphase's Current Report on Form 8-K/A filed on November 3, 1999;

     - JDS Uniphase's Current Report on Form 8-K filed on October 4, 1999;

     - JDS Uniphase's Current Report on Form 8-K filed on July 12, 1999; and

     - the description of JDS Uniphase common stock contained in JDS Uniphase's Registration Statement on Form 8-A filed on November 15, 1993, and any amendment or report filed for the purpose of updating such description.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH JDS UNIPHASE OR E-TEK HAVE REFERRED YOU. NEITHER JDS UNIPHASE NOR E-TEK HAS AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.

     You can obtain copies of the documents and information incorporated by reference into this proxy statement-prospectus from JDS Uniphase or E-TEK upon request, without charge, not including exhibits to documents, unless those exhibits are specifically incorporated by reference into this proxy statement-prospectus. Any person can make a request for information orally or in writing. ANY REQUEST FOR DOCUMENTS SHOULD BE MADE BY JUNE 21, 2000 TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS.

REQUESTS FOR DOCUMENTS RELATING TO        REQUESTS FOR DOCUMENTS RELATING TO JDS
E-TEK SHOULD BE DIRECTED TO:              UNIPHASE SHOULD BE DIRECTED TO:
E-TEK Dynamics, Inc.                      JDS Uniphase Corporation
1865 Lundy Avenue                         163 Baypointe Parkway
San Jose, California 95131                San Jose, California 95134
Attention: Investor Relations             Attention: Investor Relations (408)
(408) 546-4608                            434-1800

     We each file reports, proxy statements and other information with the SEC. Copies of our reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at:

Judiciary Plaza            Citicorp Center            Seven World Trade Center
Room 1024                  500 West Madison Street    13th Floor
450 Fifth Street, N.W.     Suite 1400                 New York, New York
Washington, D.C. 20549     Chicago, Illinois 60661    10048

     Reports, proxy statements and other information concerning E-TEK and JDS Uniphase may also be inspected at:

              The National Association of Securities Dealers, Inc.
                              1735 K Street, N.W.
                             Washington, D.C. 20006

     You can also obtain copies of these materials by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at (800) SEC-0330. The SEC maintains a website that contains reports, proxy statements and other information regarding JDS Uniphase and E-TEK at http://www.sec.gov.

     JDS Uniphase has filed a registration statement on Form S-4 under the Securities Act of 1933 with the SEC with respect to JDS Uniphase common stock to be issued to E-TEK stockholders in the merger. This proxy statement-prospectus constitutes the prospectus of JDS Uniphase filed as part of the registration statement. This proxy statement-prospectus does not contain all of the information set forth in the registration statement because parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying as described above.

     If you have any questions about the merger, please call E-TEK Investor Relations at (408) 546-4608. You may also call JDS Uniphase Investor Relations at (408) 434-1800.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
QUESTIONS AND ANSWERS ABOUT THE MERGER......................    5
SUMMARY OF THE PROXY STATEMENT-PROSPECTUS...................    7
  The Companies.............................................    7
  Summary of the Transaction................................    8
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF E-TEK....   14
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF JDS
  UNIPHASE..................................................   15
UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
  FINANCIAL STATEMENTS AND UNAUDITED PRO FORMA COMPARATIVE
  PER SHARE DATA............................................   16
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
  FINANCIAL STATEMENTS OF JDS UNIPHASE AND E-TEK............   21
COMPARATIVE PER SHARE DATA..................................   26
COMPARATIVE PER SHARE MARKET PRICE DATA.....................   27
RISK FACTORS................................................   29
RISKS RELATED TO THE MERGER.................................   29
RISKS RELATED TO JDS UNIPHASE WHICH WILL INCLUDE E-TEK
  FOLLOWING THE COMPLETION OF THE MERGER....................   32
THE SPECIAL MEETING OF E-TEK STOCKHOLDERS...................   44
Purpose of the Special Meeting..............................   44
Stockholder Record Date for the Special Meeting.............   44
Vote of E-TEK Stockholders Required for Adoption of the
  Merger Agreement..........................................   44
Proxies.....................................................   44
Availability of Accountants.................................   45
Solicitation of Proxies.....................................   46
THE MERGER..................................................   47
Background of the Merger....................................   47
Reasons for the Transaction.................................   49
Recommendation of E-TEK's Board of Directors................   51
Opinion of E-TEK's Financial Advisor........................   53
Interests of Directors and Officers in the Merger...........   59
Completion and Effectiveness of the Merger..................   60
Structure of the Merger and Conversion of E-TEK Common
  Stock.....................................................   60
Exchange of E-TEK Stock Certificates for JDS Uniphase Stock
  Certificates..............................................   61
Material United States Federal Income Tax Considerations of
  the Merger................................................   61
Accounting Treatment of the Merger..........................   63
Regulatory Filings and Approvals Required to Complete the
  Merger....................................................   63
Restrictions on Sales of Shares by Affiliates of E-TEK and
  JDS Uniphase..............................................   63
Listing on the Nasdaq National Market of JDS Uniphase Common
  Stock to be Issued in the Merger..........................   64
No Appraisal Rights.........................................   64
Delisting and Deregistration of E-TEK Common Stock after the
  Merger....................................................   64
Dividend Policy.............................................   64
The Merger Agreement........................................   64
Conditions to Completion of the Merger......................   70
Termination of the Merger Agreement.........................   71
Payment of Termination Fees.................................   72
Extension, Waiver and Amendment of the Merger Agreement.....   73

                                                              PAGE
                                                              ----
The Stock Option Agreement..................................   73
Affiliate Agreements........................................   74
Voting Agreements...........................................   74
Operations after the Merger.................................   75
COMPARISON OF RIGHTS OF HOLDERS OF E-TEK COMMON STOCK AND
  JDS UNIPHASE COMMON STOCK.................................   75
SHARE OWNERSHIP BY PRINCIPAL STOCKHOLDERS, MANAGEMENT AND
  DIRECTORS OF E-TEK........................................   81
LEGAL MATTERS...............................................   82
EXPERTS.....................................................   82
Annex A -- Agreement and Plan of Reorganization and
  Merger....................................................  A-1
Annex B -- Company Stock Option Agreement...................  B-1
Annex C -- Form of Voting Agreement.........................  C-1
Annex D -- Fairness Opinion of Goldman, Sachs & Co..........  D-1

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: WHO IS JDS UNIPHASE?

A: JDS Uniphase is a high-technology company that designs, develops, manufactures and distributes a comprehensive range of products for the growing fiber optic communications industry. These products are deployed by system manufacturers worldwide to develop advanced optical networks for the telecommunications and cable television industries. JDS Uniphase is traded on the Nasdaq National Market under the symbol "JDSU" and the exchangeable shares of JDS Uniphase Canada Ltd. are traded on The Toronto Stock Exchange under the symbol "JDU."

Q: WHY IS E-TEK PROPOSING THE MERGER?

A: E-TEK is proposing to merge with JDS Uniphase in response to unprecedented growth in the telecommunications industry and demand for the fiber optic networks that are enabling such growth. Specifically, E-TEK is proposing the merger for the following reasons, as well as others described in this proxy statement-prospectus:

     - The combination of the two companies will enable a more rapid scaling of operations, bringing greater volume and a broader range of products to customers faster.

     - The merger will combine two broad product lines to enhance offerings to customers.

     - The combination of the two companies can achieve higher levels of automation and lower cost.

     - The merger will enable more product and technology innovation for customers.

     - By joining together, the companies can more effectively respond to changes in technology and the marketplace.

Q: WHAT WILL E-TEK STOCKHOLDERS RECEIVE FOR THEIR E-TEK SHARES?

A: E-TEK stockholders will receive 2.2 shares of JDS Uniphase common stock in exchange for each of their shares of E-TEK stock, giving effect to the two-for-one stock split of JDS Uniphase common stock effected as to JDS Uniphase stockholders of record as of March 2, 2000. JDS Uniphase will not issue fractional shares in the merger. As a result, the total number of shares of JDS Uniphase common stock each E-TEK stockholder will receive in the merger will be rounded down to the nearest whole number. The value of any remaining fraction of a share will be paid in cash. In addition, concurrently with the merger, it is intended that the holders of the outstanding exchangeable shares of E-TEK's subsidiary, Lundy Technology Co., will receive
   2.2 exchangeable shares of JDS Uniphase's subsidiary, JDS Uniphase Canada, Ltd., in exchange for each Lundy exchangeable share.

Q: WHEN WILL THE MERGER OCCUR?

A: The merger will occur after approval of the E-TEK stockholders is obtained and the other conditions to the merger, including regulatory approvals, are satisfied or waived. JDS Uniphase and E-TEK are working towards completing the merger as quickly as possible.

Q: HOW WILL E-TEK FIT INTO JDS UNIPHASE AFTER THE MERGER?

A: Following the merger, E-TEK will operate as a wholly owned subsidiary of JDS
   Uniphase. Michael J. Fitzpatrick, currently Chairman, President and Chief Executive Officer of E-TEK, will join the board of directors of JDS Uniphase. Donald J. Listwin, currently a member of the E-TEK board of directors, will also join the board of JDS Uniphase. The employees of E-TEK will become employees of the merged company.

Q: WHAT DO I NEED TO DO NOW?

A: Following your review of this proxy statement-prospectus, mail your signed proxy card in the enclosed return envelope or vote by telephone or the Internet, if applicable, as soon as possible so that your shares can be voted at the special meeting of E-TEK stockholders.

Q: WHAT HAPPENS IF I RETURN MY PROXY CARD BUT DON'T INDICATE HOW TO VOTE?

A: If you sign your proxy properly but do not include instructions on how to vote and don't vote by telephone or the Internet, your shares will be voted FOR adoption of the merger agreement and approval of the merger.

Q: WHAT HAPPENS IF I DON'T RETURN A PROXY CARD?

A: Unless you vote FOR adoption of the merger agreement by telephone or the Internet, not returning your proxy card will have the same effect as voting against the merger.

Q: CAN I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD OR VOTED BY
   TELEPHONE OR INTERNET?

A: Yes. You can change your vote at any time before your proxy is voted at the special meeting. You can do this in one of four ways. First, you can send a written notice to E-TEK stating that you would like to revoke your proxy. Second, you can complete and submit a new proxy card. Third, you can attend the special meeting and vote in person. Fourth, if you vote by telephone or the Internet, you can change your vote at any time by following the telephone or Internet voting instructions on your proxy card.

Q: IF MY BROKER HOLDS MY SHARES IN STREET NAME, WILL MY BROKER VOTE MY SHARES
   FOR ME?

A: No. Your broker will not be able to vote your shares without instructions from you. If you do not provide your broker with voting instructions, your shares will be considered present at the special meeting for purposes of determining a quorum but will not be considered to have been voted in favor of adoption of the merger agreement. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change those instructions.

Q: SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. After the merger is completed, JDS Uniphase will send you written instructions for exchanging your E-TEK stock certificates for JDS Uniphase stock certificates.

Q: WHO CAN HELP ANSWER MY QUESTIONS?

A: You can write or call E-TEK's Investor Relations at 1865 Lundy Avenue, San
   Jose, California 95131, telephone (408) 546-4608 with any questions about the merger and the special meeting.

                   SUMMARY OF THE PROXY STATEMENT-PROSPECTUS

     This summary may not contain all of the information that is important to you. You should carefully read this entire document and the other documents to which we refer for a more complete understanding of the merger. In particular, you should read the documents attached to this proxy statement-prospectus, including the merger agreement, the stock option agreement, the form of voting agreement and the fairness opinion of Goldman, Sachs & Co., which are attached as Annexes A, B, C and D, respectively. In addition, we incorporate by reference important business and financial information about JDS Uniphase and E-TEK into this proxy statement-prospectus. You may obtain the information incorporated by reference into this proxy statement-prospectus without charge by following the instructions in the section entitled "Where You Can Find More Information" on the inside front cover of this proxy statement-prospectus. All information in this proxy statement-prospectus gives effect to the two-for-one stock split of JDS Uniphase common stock, effected as to JDS Uniphase stockholders of record as of March 2, 2000, and the concurrent two-for-one stock split of the exchangeable shares of JDS Uniphase's subsidiary, JDS Uniphase Canada Ltd. All references to the JDS Uniphase common stock split in this proxy statement-prospectus also include the concurrent stock split of JDS Uniphase's Canadian subsidiary.

                                 THE COMPANIES
E-TEK DYNAMICS, INC.
1865 LUNDY AVENUE
SAN JOSE, CALIFORNIA 95131
ATTN: INVESTOR RELATIONS
(408) 546-5000

     E-TEK designs, manufactures and sells high quality fiber optic components and modules for optical networks. E-TEK's products are designed into optical systems built for telecommunications service providers' networks by telecommunications equipment manufacturers. E-TEK's products guide, route or amplify the light signals which transmit data within the network and include: narrowband wavelength division multiplexers, commonly referred to as WDMs, which allow multiple communication signals to be carried on one fiber optic connection; wideband wavelength division multiplexers, which are used in optical amplifiers to differentiate signals or enhance performance; isolators, which act as one-way valves for optical signals, preventing the light from traveling in the wrong direction; couplers, which are used to combine or split optical signals; and micro-optic integrated components, which combine two or more of the above optical component functions into a single package. E-TEK's products are deployed in land-based and undersea long distance networks, as well as in cable and metropolitan area networks. E-TEK's customers include many of the leading telecommunications equipment manufacturers, including Alcatel, Ciena, Corning, Fujitsu, Lucent, Nortel and Pirelli.

     E-TEK's principal offices and manufacturing facilities are at 1865 Lundy Avenue, San Jose, California 95131, where the telephone number is: (408) 546-5000. E-TEK also has manufacturing facilities in Canada, Taiwan and China.

     E-TEK was incorporated in Florida in 1983, reincorporated in California in 1987 and, in 1998, again reincorporated in Delaware.

JDS UNIPHASE CORPORATION
163 BAYPOINTE PARKWAY
SAN JOSE, CALIFORNIA 95134
ATTN: INVESTOR RELATIONS
(408) 434-1800

     JDS Uniphase Corporation is the result of a merger between Uniphase Corporation and JDS FITEL Inc., pursuant to which they combined their operations on June 30, 1999. Historic information described in this proxy statement-prospectus, not pertaining to E-TEK, pertains only to either Uniphase Corporation or JDS FITEL Inc. In such instances, historic information that is specific to Uniphase Corporation or JDS FITEL Inc. is specifically described as "Uniphase" or "JDS FITEL" information, respectively. References to "JDS Uniphase" refer to the combined entity resulting from the merger of Uniphase and JDS FITEL.

     JDS Uniphase is a leading provider of advanced fiber optic components and modules. These products are sold to leading telecommunications and cable television system providers worldwide, which are commonly referred to as OEMs and include Alcatel, Ciena, General Instruments, Lucent, Nortel, Pirelli, Scientific Atlanta, Siemens and Tyco. JDS Uniphase's components and modules are basic building blocks for fiber optic networks and perform both optical-only (passive) and optoelectronic (active) functions within these networks. JDS Uniphase's products include semiconductor lasers, high-speed external modulators, transmitters, amplifiers, couplers, multiplexers, circulators, tunable filters, optical switches and isolators for fiber optic applications. JDS Uniphase also supplies its OEM customers with test instruments for both system production applications and network installation. In addition, JDS Uniphase designs, manufactures and markets laser subsystems for a broad range of commercial applications, which include biotechnology, industrial process control and measurement, graphics and printing and semiconductor equipment manufactured by its customers.

     In February 2000, JDS Uniphase acquired Optical Coating Laboratory, Inc. ("OCLI") for total consideration of approximately $2.7 billion. OCLI is a leading manufacturer of optical thin film coatings and components used to control and enhance light propagation to achieve specific effects such as reflection, refraction, absorption and wavelength separation.

     JDS Uniphase's corporate headquarters in the United States is at 163 Baypointe Parkway, San Jose, California 95134, where the telephone number is
(408) 434-1800. Its corporate headquarters in Canada is at 570 West Hunt Club Road, Nepean, Ontario, and the telephone number at this location is (613) 727-1304.

     JDS Uniphase was incorporated in Delaware in October 1993.

                           SUMMARY OF THE TRANSACTION

STRUCTURE OF THE TRANSACTION

     E-TEK will merge with Rainbow Acquisition, Inc., a wholly owned subsidiary of JDS Uniphase, and become a wholly owned subsidiary of JDS Uniphase. Following the merger, as a stockholder of JDS Uniphase, you will own common stock in E-TEK's parent company JDS Uniphase.

STOCKHOLDER APPROVAL

     The holders of a majority of the outstanding shares of E-TEK common stock must adopt the merger agreement. JDS Uniphase stockholders are not required to adopt the merger agreement and will not vote on the merger.

     You are entitled to cast one vote for each share of E-TEK common stock you owned as of May 22, 2000, the record date.

     The directors, officers and affiliates of E-TEK collectively beneficially own approximately 25.3% of the outstanding E-TEK common stock as of May 17, 2000 and have agreed to vote their shares in favor of the merger.

RECOMMENDATION OF E-TEK'S BOARD OF DIRECTORS (SEE PAGE 51)

     After careful consideration, E-TEK's board of directors unanimously determined that the merger is fair to you and in your best interests and declared the merger advisable. E-TEK's board of directors unanimously approved the merger agreement and recommends its adoption by you.

OPINION OF E-TEK'S FINANCIAL ADVISOR (SEE PAGE 53)

     Goldman, Sachs & Co. has delivered its written opinion to the board of directors of E-TEK that, as of January 17, 2000, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to the holders of E-TEK common stock.

     The full text of the written opinion of Goldman Sachs is contained in Annex
D. Goldman Sachs provided its opinion for the information and assistance of the E-TEK board of directors in connection with its consideration of the merger. It is not a recommendation to any holder of E-TEK common stock as to how any stockholder should vote at the E-TEK meeting. HOLDERS OF E-TEK COMMON STOCK ARE URGED TO, AND SHOULD, READ THE GOLDMAN SACHS OPINION IN ITS ENTIRETY.

PROCEDURE FOR EXCHANGING YOUR STOCK CERTIFICATES (SEE PAGE 61)

     After the merger is completed, JDS Uniphase will send you written instructions for exchanging your E-TEK stock certificates for JDS Uniphase stock certificates. Do not send your E-TEK stock certificates now.

COMPLETION AND EFFECTIVENESS OF THE MERGER

     JDS Uniphase and E-TEK will complete the merger when all of the conditions to completion of the merger are satisfied or waived. The merger will become effective when we file a certificate of merger with the State of Delaware.

     JDS Uniphase and E-TEK are working toward completing the merger as quickly as possible.

CONDITIONS TO COMPLETION OF THE MERGER (SEE PAGE 70)

     JDS Uniphase's and E-TEK's obligations to complete the merger are subject to the prior satisfaction or waiver of conditions. The conditions that must be satisfied or waived before the completion of the merger include the following:

     - the registration statement on Form S-4, of which this proxy statement-prospectus forms a part, must become effective under the Securities Act of 1933 and must not be the subject of any stop order or proceedings seeking a stop order;

     - no injunction, order or prohibition preventing the completion of the merger may be in effect, and no action shall have been taken or any law be applicable to the merger which makes the merger illegal;

     - JDS Uniphase and E-TEK must each receive an opinion of tax counsel that the merger will qualify as a tax-free reorganization;

     - E-TEK's stockholders must vote a majority of the outstanding shares of E-TEK common stock for approval of the merger; and

     - the waiting period, and any extension thereof, applicable to the completion of the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or under any other premerger notification statute of a foreign jurisdiction must either have expired or been terminated.

     E-TEK's obligations to complete the merger are subject to the satisfaction or waiver of each of the following additional conditions before completion of the merger:

     - JDS Uniphase's representations and warranties must be true and correct, except where it would not have a material adverse effect on JDS Uniphase;

     - JDS Uniphase must have performed or complied in all material respects with all of its agreements and covenants required by the merger agreement to be performed or complied with by JDS Uniphase at or before completion of the merger; and

     - a material adverse change relating to JDS Uniphase shall not have occurred.

     JDS Uniphase's obligations to complete the merger are subject to the satisfaction or waiver of each of the following additional conditions before completion of the merger:

     - E-TEK's representations and warranties must be true and correct, except where it would not have a material adverse effect on E-TEK;

     - E-TEK must have performed or complied in all material respects with all of its agreements and covenants required by the merger agreement to be performed or complied with by E-TEK at or before completion of the merger; and

     - a material adverse change relating to E-TEK shall not have occurred.

TERMINATION OF THE MERGER AGREEMENT (SEE PAGE 71)

     JDS Uniphase or E-TEK may terminate the merger agreement by mutual written consent, duly authorized by JDS Uniphase's and E-TEK's boards of directors.

     Either JDS Uniphase or E-TEK may also terminate the merger agreement if the conditions to completion of the merger would not be satisfied because of a material breach of the merger agreement by the other party or if a representation, warranty, covenant or agreement of the other party in the merger agreement becomes materially untrue, and the breach or untruth either cannot be cured through reasonable efforts or is not cured within 30 days.

     In addition, either JDS Uniphase or E-TEK may terminate the merger agreement under any of the following circumstances:

     - if the merger is not completed by October 31, 2000;

     - if a final court order or other government decree or ruling prohibiting the merger is issued and is not appealable; or

     - if E-TEK's stockholders do not approve and adopt the merger agreement at the special meeting.

     Furthermore, JDS Uniphase may terminate the merger agreement if:

     - E-TEK's board of directors withdraws or changes its recommendation in favor of the merger in a manner adverse to JDS Uniphase;

     - E-TEK's board of directors approves or recommends any offer or proposal from a party other than JDS Uniphase relating to an extraordinary transaction, such as a merger or a sale of significant assets; or

     - a person unaffiliated with JDS Uniphase starts a tender or exchange offer for 15% or more of the outstanding shares of E-TEK, and E-TEK's board of directors recommends that its stockholders tender their shares.

     Furthermore, E-TEK may terminate the merger agreement if:

     - prior to the requisite vote of E-TEK's stockholders to approve the merger transaction, E-TEK receives an unsolicited proposal from a third party to acquire E-TEK on terms that the E-TEK board of directors determines to be more favorable to E-TEK's stockholders than the terms of the merger with JDS Uniphase.

PAYMENT OF TERMINATION FEE (SEE PAGE 72)

     If the merger agreement terminates upon some occurrences, E-TEK may be required to pay JDS Uniphase a termination fee of $350 million, or JDS Uniphase may be required to pay E-TEK a termination fee of $100 million.

NO OTHER NEGOTIATIONS INVOLVING E-TEK (SEE PAGE 68)

     E-TEK has agreed, subject to some limited exceptions, not to initiate or engage in discussions with another party about a business combination with the other party while the merger is pending.

STOCK OPTION AGREEMENT (SEE PAGE 73)

     E-TEK also entered into a stock option agreement with JDS Uniphase that grants JDS Uniphase the option to acquire 19.9% of the total issued and outstanding shares of E-TEK common stock as of January 17, 2000. Based on the number of shares of common stock of E-TEK outstanding on January 1, 2000 as represented by E-TEK in the merger agreement, 19.9% of the outstanding shares of common stock of E-TEK is equal to 13,515,123 shares. The exercise price of the option is $211.41 per share.

     JDS Uniphase also has the right under some circumstances to require E-TEK to purchase the option or shares acquired by JDS Uniphase.

     JDS Uniphase required E-TEK to grant the option as a prerequisite to entering into the merger agreement. The option may discourage third parties who are interested in acquiring a significant stake in E-TEK. JDS Uniphase intends the option to increase the likelihood that the merger will be completed.

     The option is not currently exercisable, and JDS Uniphase may exercise the option only if the merger agreement is terminated in circumstances in which the termination fee is unconditionally payable to JDS Uniphase. If the proceeds from the option, together with any termination fees payable by E-TEK to JDS Uniphase, exceed $600 million, the remainder of the proceeds will be remitted to E-TEK.

     You are urged to read the stock option agreement, which is attached as Annex B, in its entirety.

VOTING AGREEMENT (SEE PAGE 74)

     Concurrently with the execution of the merger agreement, E-TEK stockholders representing approximately 25.3% of E-TEK common stock as of May 17, 2000 entered into voting agreements. These stockholders agreed in the voting agreements to vote their shares in favor of the merger and transactions contemplated by the merger agreement. They have also signed an irrevocable proxy to that effect and have agreed to hold their shares until the merger closes or the merger agreement is terminated.

     You are urged to read the form of voting agreement, which is attached as Annex C, in its entirety.

INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER (SEE PAGE 59)

     When considering the recommendation of E-TEK's board of directors, you should be aware that E-TEK's directors and executive officers have interests in the merger that are different from, or are in addition to, your interests. In particular, some of the directors and executive officers of E-TEK participate in arrangements and have continuing indemnification against liabilities that provide them with interests in the merger that are different from, or are in addition to, your interests.

     As a result of these interests, these directors and officers of E-TEK may be more likely to vote to approve the merger agreement than if they did not hold these interests. E-TEK's stockholders should consider whether these interests may have influenced these directors and officers to support or recommend the merger.

U. S. FEDERAL INCOME TAX CONSIDERATIONS OF THE MERGER (SEE PAGE 61)

     The merger is structured so that, in general, JDS Uniphase, E-TEK and E-TEK's stockholders will not recognize gain or loss for United States federal income tax purposes in the merger, except for taxes payable because of cash received by E-TEK stockholders instead of fractional shares. It is a condition to the merger that JDS Uniphase and E-TEK receive legal opinions stating that the merger will be a tax-free reorganization.

ACCOUNTING TREATMENT OF THE MERGER (SEE PAGE 63)

     The merger will be accounted for under the purchase method of accounting in accordance with generally accepted accounting principles.

ANTITRUST APPROVAL REQUIRED TO COMPLETE THE MERGER (SEE PAGE 63)

     The merger is subject to approval under the antitrust laws. JDS Uniphase and E-TEK have made the required filings with the Department of Justice and the Federal Trade Commission, but the appropriate waiting periods have not expired as of the date of this proxy statement-prospectus. JDS Uniphase and E-TEK are not permitted to complete the merger until the applicable waiting periods have expired or terminated. On March 31, 2000, JDS Uniphase and E-TEK received requests for additional information and other documentary material from the Antitrust Division of the U.S. Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. This request extends the waiting period for this transaction. JDS Uniphase and E-TEK intend to comply with all requests for information from the Department of Justice or the Federal Trade Commission. The Department of Justice or the Federal Trade Commission, as well as a foreign regulatory agency or government, state or private person, may challenge the merger at any time before or after its completion.

RESTRICTIONS ON THE ABILITY TO SELL JDS UNIPHASE STOCK (SEE PAGE 63)

     All shares of JDS Uniphase common stock received by you in connection with the merger will be freely transferable unless you are considered an affiliate of either JDS Uniphase or E-TEK under the federal securities laws. Shares of JDS Uniphase common stock held by affiliates may only be sold pursuant to a registration statement or exemption under the Securities Act, or as permitted under the rules of the Securities Act.

APPRAISAL RIGHTS (SEE PAGE 64)

     Neither E-TEK nor JDS Uniphase stockholders are entitled under Delaware law to appraisal rights with respect to the merger.

EXPENSES

     If the merger is completed, E-TEK, as a subsidiary of JDS Uniphase, will bear all expenses incurred in connection with the merger, except that JDS Uniphase and E-TEK will share equally the costs of filing with the SEC, the registration statement of which this proxy statement-prospectus is a part and printing and filing this proxy statement-prospectus. If the merger is not completed, each party shall pay all expenses it incurs in connection with the merger.

FORWARD LOOKING STATEMENTS

     This proxy statement-prospectus and the documents incorporated by reference into this proxy statement-prospectus contain forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 with respect to JDS Uniphase's and E-TEK's financial condition, results of operations and business, and on the expected impact of the merger on JDS Uniphase's financial performance. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. In evaluating the merger, you should carefully consider the discussion of risks and uncertainties under the heading "Risk Factors" beginning on page 29.

            SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF E-TEK

     Set forth below is a summary of certain consolidated financial information with respect to E-TEK as of the dates and for the periods indicated. The Consolidated Statement of Operations and Other Data set forth below for the fiscal years ended June 30, 1999, 1998 and 1997 and the Consolidated Balance Sheet Data as of June 30, 1999 and 1998, have been derived from E-TEK's audited consolidated financial statements and are incorporated herein by reference. The Consolidated Statement of Operations Data and Other Data set forth below for the fiscal years ended June 30, 1996 and 1995 and the Consolidated Balance Sheet Data as of June 30, 1997, 1996 and 1995 have been derived from E-TEK's audited consolidated financial statements and are not incorporated herein by reference. The selected historical financial data of E-TEK as of and for the nine months ended April 1, 2000 and 1999 has been derived from E-TEK's unaudited financial statements and includes, in the opinion of E-TEK's management, all adjustments, consisting only of normal recurring adjustments, which E-TEK considers necessary to present fairly the results of operations and financial position of such periods. The selected historical financial data should be read in conjunction with E-TEK's Consolidated Financial Statements and Notes thereto incorporated by reference. E-TEK acquired E-TEK Electrophotonics Solutions Corporation (Electrophotonics) on June 22, 1999 and E-TEK's results of operations subsequent to that date include those of Electrophotonics. The historical results are not necessarily indicative of results to be expected for any future periods.

                                              AS OF AND FOR
                                             THE NINE MONTHS
                                                  ENDED
                                                APRIL 1,               AS OF AND FOR THE YEARS ENDED JUNE 30,
                                           -------------------   ---------------------------------------------------
                                             2000       1999       1999        1998       1997      1996      1995
                                           --------   --------   ---------   --------   --------   -------   -------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
  Net revenues...........................  $223,435   $121,122   $ 172,664   $106,924   $ 73,076   $40,382   $31,661
  Amortization of intangibles............  $ 22,915   $     --   $     300   $     --   $     --   $    --   $    --
  Purchased in-process research and
    development..........................  $  1,630   $     --   $   4,207   $     --   $     --   $    --   $    --
  Operating income.......................  $ 40,148   $ 33,012   $  43,831   $ 29,062   $ 23,234   $14,453   $12,242
  Net income.............................  $ 27,973   $ 20,739   $  27,625   $ 17,924   $ 15,148   $ 9,271   $ 7,706
  Net income available to common
    stockholders.........................  $ 27,973   $ 16,857   $  23,743   $  8,903   $ 15,148   $ 9,271   $ 7,706
  Net income per share
    Basic................................  $   0.43   $   0.44   $    0.55   $   0.39   $   0.30   $  0.19   $  0.15
    Diluted..............................  $   0.40   $   0.34   $    0.45   $   0.32   $   0.30   $  0.19   $  0.15
  Shares used in per share calculation:
    Basic................................    64,473     38,244      43,152     22,970     50,000    50,000    50,000
    Diluted..............................    70,107     60,910      61,746     55,561     50,000    50,000    50,000
CONSOLIDATED BALANCE SHEET DATA:
  Working capital........................  $223,913   $ 85,580   $  66,543   $ 33,582   $ 27,706   $18,342   $ 9,464
  Total assets...........................  $520,447   $200,410   $ 230,496   $ 90,378   $ 61,760   $26,709   $16,665
  Long-term obligations..................  $ 34,638   $ 23,405   $  21,513   $ 13,808   $  9,577   $    --   $    --
  Total stockholders' equity.............  $365,837   $122,222   $ 149,673   $(74,498)  $ 36,099   $20,951   $11,680
OTHER DATA:
  Net cash provided by (used in):
    Operating activities.................  $ 31,400   $ 26,745   $  32,181   $ 27,692   $ 13,456   $10,231   $ 7,180
    Investment activities................  $(78,868)  $(25,337)  $ (63,410)  $(12,427)  $(21,356)  $(4,771)  $(3,049)
    Financing activities.................  $177,481   $ 60,417   $  64,401   $ (1,606)  $  8,133   $(1,426)  $  (198)
  Increase (decrease) in cash and cash
    equivalents..........................  $130,325   $ 61,825   $  33,172   $ 13,659   $    233   $ 4,034   $ 3,933

        SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF JDS UNIPHASE

     Set forth below is a summary of certain consolidated financial information with respect to JDS Uniphase as of the dates and for the periods indicated. The Consolidated Statement of Operations and Other Data set forth below for the fiscal years ended June 30, 1999, 1998 and 1997 and the Consolidated Balance Sheet Data as of June 30, 1999 and 1998 have been derived from JDS Uniphase's consolidated financial statements which have been audited by Ernst & Young LLP and are incorporated herein by reference. The Consolidated Statement of Operations Data and Other Data set forth below for the fiscal years ended June 30, 1996 and 1995 and the Consolidated Balance Sheet Data as of June 30, 1997, 1996 and 1995 have been derived from JDS Uniphase's consolidated financial statements which have been audited by Ernst & Young LLP and are not incorporated herein by reference. The selected historical financial data of JDS Uniphase as of and for the nine months ended March 31, 2000 and 1999 has been derived from JDS Uniphase's unaudited financial statements and includes, in the opinion of JDS Uniphase's management, all adjustments, consisting of normal recurring adjustments, which JDS Uniphase considers necessary to present fairly the results of operations and financial position of such periods.

                                                  AS OF AND FOR
                                                 THE NINE MONTHS
                                                      ENDED
                                                    MARCH 31,                    AS OF AND FOR THE YEARS ENDED JUNE 30,
                                              ----------------------    ---------------------------------------------------------
                                               2000(3)      1999(2)      1999(2)        1998        1997        1996       1995
                                              ----------    --------    ----------    --------    --------    --------    -------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
  Net sales.................................  $  906,401    $195,694    $  282,828    $185,215    $113,214    $ 73,701    $46,523
  Amortization of purchased intangibles.....  $  607,651    $ 11,807    $   15,730    $  5,577    $  1,844    $    169    $   229
  Acquired in-process research and
    development.............................  $  103,746    $     --    $  210,400    $ 40,268    $ 33,314    $  4,480    $ 4,460
  Merger and other costs(1).................  $       --    $  6,759    $    6,759    $     --    $     --    $     --    $    --
  Income (loss) from operations.............  $ (454,434)   $ 35,108    $ (153,222)   $(11,521)   $(15,785)   $  5,849    $ 1,285
  Net income (loss).........................  $ (485,960)   $ 23,319    $ (171,057)   $(19,630)   $(17,787)   $  3,212    $ 1,439
  Earnings (loss) per share:
    Basic...................................  $    (0.70)   $   0.07    $    (0.54)   $  (0.07)   $  (0.07)   $   0.02    $  0.01
    Dilutive................................  $    (0.70)   $   0.07    $    (0.54)   $  (0.07)   $  (0.07)   $   0.01    $  0.01
  Shares used in per share calculation:
    Basic...................................     696,050     316,448       318,248     283,608     269,528     204,464    151,536
    Dilutive................................     696,050     341,272       318,248     283,608     269,528     223,296    167,176
CONSOLIDATED BALANCE SHEET DATA:
  Working capital...........................  $1,156,867    $161,977    $  314,760    $121,428    $110,197    $132,239    $18,404
  Total assets..............................  $7,943,464    $382,872    $4,096,097    $332,871    $180,653    $175,692    $33,611
  Long-term obligations.....................  $    8,820    $  7,629    $    9,847    $  5,666    $  2,478    $  7,049    $   244
  Total stockholders' equity................  $7,158,242    $335,315    $3,619,247    $280,038    $152,033    $154,824    $26,196
  Book value per common share...............  $     9.23    $   1.04    $     5.62    $   0.90    $   0.55    $   0.59    $  0.17
OTHER DATA:
  Net cash provided by (used in):
    Operating activities....................  $  193,154    $ 40,409    $   66,946    $ 51,025    $ 21,935    $  8,031    $ 4,008
    Investment activities...................  $ (921,832)   $(62,894)   $  (40,298)   $(45,712)   $(48,851)   $(83,626)   $(4,417)
    Financing activities....................  $  791,447    $ 13,279    $   15,445    $ (1,715)   $  3,790    $125,090    $   495
  Increase (decrease) in cash and cash
    equivalents.............................  $   62,769    $ (9,206)   $   42,093    $  3,598    $(23,126)   $ 49,495    $    86

-------------------------
(1) Results of operations include $5,877,000 of costs and expenses attributable to the pooling of interests transaction with Uniphase Broadband Products, and $882,000 loss on sale of the Ultrapointe Systems assets in fiscal 1999.

(2) Uniphase merged with JDS FITEL effective June 30, 1999 in a transaction accounted for as a purchase. The Consolidated Statement of Operations and Other Data for the nine months ended March 31, 2000 and the Consolidated Balance Sheet Data as of March 31, 2000 and June 30, 1999 include the results of operations and financial position, respectively, of JDS FITEL.

(3) JDS Uniphase merged with Optical Coating Laboratory, Inc. (OCLI) on February 4, 2000 in a transaction accounted for as a purchase. The Consolidated Statement of Operations and Other Data for the nine months ended March 31, 2000 and the Consolidated Balance Sheet Data as of March 31, 2000 include the results subsequent to February 4, 2000 and financial position, respectively, of OCLI.

    UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS
               AND UNAUDITED PRO FORMA COMPARATIVE PER SHARE DATA

     The following unaudited pro forma condensed combined consolidated financial statements give effect to the merger using the purchase method of accounting and include the pro forma adjustments described in the accompanying notes.

     Effective June 30, 1999, Uniphase Corporation combined its operations with JDS FITEL Inc. to form JDS Uniphase Corporation in a transaction accounted for as a purchase. Accordingly, the historical balance sheet of JDS Uniphase as of June 30, 1999 includes the financial position of JDS FITEL Inc. as of that date, but the historical statement of operations for JDS Uniphase for the year ended June 30, 1999 does not include the results of operations for JDS FITEL Inc. for that period.

     On February 4, 2000, JDS Uniphase acquired Optical Coating Laboratory, Inc.
(OCLI) in a transaction accounted for as a purchase. Accordingly, the historical statement of operations for JDS Uniphase for the nine months ended March 31, 2000 include the results of operations for OCLI subsequent to February 4, 2000.

     The Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations of JDS Uniphase and E-TEK for the fiscal year ended June 30, 1999 is based on the Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations of JDS Uniphase and OCLI included in Amendment No. 2 to Form 8-K/A filed May 22, 2000 (combining Uniphase, JDS FITEL Inc. and OCLI) after giving effect to the merger with E-TEK under the purchase method of accounting and the assumptions and adjustments described in the accompanying Notes to the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements of JDS Uniphase and E-TEK.

     The Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations of JDS Uniphase and E-TEK for the nine months ended March 31, 2000 is based on the Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations of JDS Uniphase included in Amendment No. 2 to Form 8-K/A filed May 22, 2000 (combining JDS Uniphase and OCLI) and the historical financial statements of E-TEK, after giving effect to the merger with E-TEK under the purchase method of accounting and the assumptions and adjustments described in the accompanying Notes to the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements of JDS Uniphase and E-TEK.

     The Unaudited Pro Forma Condensed Combined Consolidated Financial Statements of JDS Uniphase and E-TEK should be read in conjunction with the historical financial statements of JDS Uniphase, OCLI and E-TEK and the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements of JDS Uniphase and OCLI included in Amendment No. 2 to Form 8-K/A filed May 22, 2000 (combining JDS Uniphase and OCLI) and the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements of JDS Uniphase included in Form 8-K/A filed November 3, 1999 (combining Uniphase Corporation and JDS FITEL Inc.)

     The Unaudited Pro Forma Condensed Combined Consolidated Statements of Operations of JDS Uniphase and E-TEK are presented as if the combination had taken place on July 1, 1998. The Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations for the nine months ended March 31, 2000 combines the Pro Forma nine months ended March 31, 2000 for JDS Uniphase (excluding the results of OCLI subsequent to February 4, 2000) with the historical nine months ended April 1, 2000 for E-TEK and the nine months ended January 31, 2000 for OCLI. The Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations for the year ended June 30, 1999 combines the year ended June 30, 1999 for JDS Uniphase (combining Uniphase and JDS FITEL), the historical results of E-TEK for the year ended June 30, 1999 and the historical results of OCLI for the twelve months ended April 30, 1999. The Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet is presented to give effect to the proposed merger as if it occurred on March 31, 2000 and combines the balance sheet for JDS Uniphase at March 31, 2000 with the balance sheet of E-TEK at April 1, 2000. The pro forma information does not purport to be indicative of the results that would have been reported if the above transactions had been in effect for the period presented or which may result in the future.

     JDS Uniphase acquired AFC Technologies in August 1999 and in November 1999 acquired EPITAXX, Inc. In December 1999, JDS Uniphase acquired SIFAM Limited and Oprel Technologies, Inc. In February 2000, JDS Uniphase agreed to purchase the remaining 49% of its majority-owned subsidiary (IOT of Germany) and in April 2000, JDS Uniphase acquired Cronos Integrated Microsystems, Inc. and Fujian Casix Laser, Inc. The Unaudited Pro Forma Condensed Combined Consolidated Financial Statements of JDS Uniphase, OCLI and E-TEK do not include on a pro forma basis these acquisitions since collectively they are not significant to JDS Uniphase.

     The Unaudited Pro Forma Comparative Per Share Data for the nine months ended March 31, 2000 and for the fiscal year ended June 30, 1999 are based on the Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations of JDS Uniphase included in Amendment No. 2 to Form 8-K/A filed May 22, 2000 (combining JDS Uniphase and OCLI) and the historical financial statements of E-TEK for the comparable nine months and fiscal year after giving effect to the merger with E-TEK as described in the accompany footnotes to these Pro Forma financial statements.

                     UNAUDITED PRO FORMA CONDENSED COMBINED
                      CONSOLIDATED STATEMENT OF OPERATIONS
                           OF JDS UNIPHASE AND E-TEK
                            YEAR ENDED JUNE 30, 1999
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                       PRO FORMA
                                     JDS UNIPHASE
                                      (UNIPHASE,                                  PRO FORMA
                                       JDS FITEL                                 JDS UNIPHASE
                                       AND OCLI                    PRO FORMA      AND E-TEK
                                       COMBINED)       E-TEK      ADJUSTMENTS      COMBINED
                                     -------------    --------    -----------    ------------
Net sales..........................   $   794,362     $172,664    $      (100)   $   966,926
Cost of sales......................       396,313       85,123            (50)       481,386
                                      -----------     --------    -----------    -----------
     Gross profit..................       398,049       87,541            (50)       485,540
Operating expenses:
  Research and development.........        71,928       14,687             --         86,615
  Selling, general and
     administrative................       116,068       24,516             --        140,584
  Amortization of purchased                                              (300)
     intangibles...................     1,006,580          300      3,372,815      4,379,395
  Acquired in-process research and
     development...................       213,306        4,207             --        217,513
  Other operating expenses.........        13,947           --             --         13,947
                                      -----------     --------    -----------    -----------
     Total operating expenses......     1,421,829       43,710      3,372,515      4,838,054
                                      -----------     --------    -----------    -----------
Income (loss) from operations......    (1,023,780)      43,831     (3,372,565)    (4,352,514)
Interest and other income, net.....         7,754        2,211             --          9,965
                                      -----------     --------    -----------    -----------
Income (loss) before income
  taxes............................    (1,016,026)      46,042     (3,372,565)    (4,342,549)
Income tax expense.................         3,237       18,417             --         21,654
Minority interest..................         1,287           --             --          1,287
                                      -----------     --------    -----------    -----------
Net income (loss)..................    (1,020,550)      27,625     (3,372,565)    (4,365,490)
Accretion on preferred stock.......            --        3,882             --          3,882
                                      -----------     --------    -----------    -----------
Net income (loss) available to
  common stockholders..............   $(1,020,550)    $ 23,743    $(3,372,565)   $(4,369,372)
                                      ===========     ========    ===========    ===========
Basic earnings (loss) per share....   $     (1.50)    $   0.55                   $     (5.63)
                                      ===========     ========                   ===========
Dilutive earnings (loss) per
  share............................   $     (1.50)    $   0.45                   $     (5.63)
                                      ===========     ========                   ===========
Average number of shares
  outstanding......................       680,664       43,152                       775,598
                                      ===========     ========                   ===========
Average number of shares
  outstanding assuming dilution....       680,664       61,746                       775,598
                                      ===========     ========                   ===========

See accompanying notes to JDS Uniphase and E-TEK unaudited pro forma condensed combined consolidated financial statements.

        UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENT OF
                      OPERATIONS OF JDS UNIPHASE AND E-TEK
                        NINE MONTHS ENDED MARCH 31, 2000
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                          PRO FORMA
                                        JDS UNIPHASE                              PRO FORMA
                                        (JDS UNIPHASE                            JDS UNIPHASE
                                          AND OCLI                  PRO FORMA     AND E-TEK
                                          COMBINED)      E-TEK     ADJUSTMENTS     COMBINED
                                        -------------   --------   -----------   ------------
Net sales.............................   $1,037,416     $223,435   $    (1,171)  $ 1,259,680
Cost of sales.........................      519,899      112,398        (1,139)      631,158
                                         ----------     --------   -----------   -----------
     Gross profit.....................      517,517      111,037           (32)      628,522
Operating expenses:
  Research and development............       90,483       19,783            --       110,266
  Selling, general and
     administrative...................      134,955       26,561            --       161,516
                                                                       (22,915)
  Amortization of purchased
     intangibles......................      793,669       22,915     2,529,611     3,323,280
  Acquired in-process research
     development......................       19,681        1,630            --        21,311
  Other operating expenses (income),
     net..............................         (307)          --            --          (307)
                                         ----------     --------   -----------   -----------
     Total operating expenses.........    1,038,481       70,889     2,506,696     3,616,066
                                         ----------     --------   -----------   -----------
Income (loss) from operations.........     (520,964)      40,148    (2,506,728)   (2,987,544)
Interest and other income, net........       27,754        4,970            --        32,724
                                         ----------     --------   -----------   -----------
Income (loss) before income taxes.....     (493,210)      45,118    (2,506,728)   (2,954,820)
Income tax expense....................       70,445       17,145            --        87,590
                                         ----------     --------   -----------   -----------
Net income (loss).....................   $ (563,655)    $ 27,973   $(2,506,728)  $(3,042,410)
                                         ==========     ========   ===========   ===========
Basic earnings (loss) per share.......   $    (0.76)    $   0.43                 $     (3.46)
                                         ==========     ========                 ===========
Dilutive earnings (loss) per share....   $    (0.76)    $   0.40                 $     (3.46)
                                         ==========     ========                 ===========
Average number of shares
  outstanding.........................      738,076       64,473                     879,917
                                         ==========     ========                 ===========
Average number of shares outstanding
  assuming dilution...................      738,076       70,107                     879,917
                                         ==========     ========                 ===========

See accompanying notes to JDS Uniphase and E-TEK unaudited pro forma condensed combined consolidated financial statements.

       UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED BALANCE SHEET
                           OF JDS UNIPHASE AND E-TEK
                                 MARCH 31, 2000
                                 (IN THOUSANDS)

                                                                                PRO FORMA
                                                                               JDS UNIPHASE
                                                                 PRO FORMA      AND E-TEK
                                    JDS UNIPHASE     E-TEK      ADJUSTMENTS      COMBINED
                                    ------------    --------    -----------    ------------
ASSETS:
Cash & cash equivalents...........   $  138,187     $185,415    $   (80,000)   $   243,602
Short-term investments............      824,326           --             --        824,326
Accounts receivable...............      261,874       55,156            (59)       316,971
Inventories.......................      197,053       62,188            (32)       259,209
Other current assets..............       43,172       22,324             --         65,496
                                     ----------     --------    -----------    -----------
  Total current assets............    1,464,612      325,083        (80,091)     1,709,604
Property, plant and equipment,
  net.............................      449,766      103,804             --        553,570
                                                                    (73,894)
Intangible assets, including
  goodwill........................    5,827,613       73,894     16,076,822     21,904,435
Other assets......................      201,473       17,666        618,777        837,916
                                     ----------     --------    -----------    -----------
  Total assets....................   $7,943,464     $520,447    $16,541,614    $25,005,525
                                     ==========     ========    ===========    ===========
Liabilities and Stockholders'
  Equity:
Current maturities on long-term
  obligations.....................   $    3,637     $ 16,564    $        --    $    20,201
Accounts payable..................       79,472       32,927            (59)       112,340
Other accrued expenses............      224,636       51,679            (32)       276,283
                                     ----------     --------    -----------    -----------
Total current liabilities.........      307,745      101,170            (91)       408,824
Long-term obligations.............       11,027       34,638             --         45,665
Other non-current liabilities.....        8,820           --             --          8,820
Deferred tax liabilities..........      457,630       18,802             --        476,432
                                                                   (365,837)
                                                                   (250,600)
Stockholders' equity..............    7,158,242      365,837     17,158,142     24,065,784
                                     ----------     --------    -----------    -----------
  Total liabilities and
     stockholders' equity.........   $7,943,464     $520,447    $16,541,614    $25,005,525
                                     ==========     ========    ===========    ===========

See accompanying notes to JDS Uniphase and E-TEK unaudited pro forma condensed combined consolidated financial statements.

          NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
                 FINANCIAL STATEMENTS OF JDS UNIPHASE AND E-TEK

1. BASIS OF PRO FORMA PRESENTATION

     On January 17, 2000, E-TEK agreed to merge with JDS Uniphase, in a transaction accounted for as a purchase. The total purchase price of $17.2 billion included consideration of 150.1 million shares of JDS Uniphase common stock, the issuance of 20.0 million stock options valued at $1.8 billion in exchange for E-TEK options and estimated direct transaction costs of $80 million.

     The JDS Uniphase Pro Forma Condensed Combined Consolidated Financial Statements provide for the exchange of 2.2 shares of JDS Uniphase common stock for each outstanding share of E-TEK common stock. The actual number of shares of JDS Uniphase common stock to be issued will depend on the actual number of shares of E-TEK common stock outstanding on the date the merger closes. The average market price per share of JDS Uniphase common stock of $102.37 is based on the average closing price for a range of trading days (January 10 through January 24, 2000) around the announcement date (January 17, 2000) of the merger. Based on the total number of E-TEK options outstanding at April 29, 2000 JDS Uniphase would issue options to purchase 20.0 million shares of JDS Uniphase common stock at a weighted average exercise price of $27.77. The actual number of options granted depends on the actual number of E-TEK options outstanding on the date the merger closes. The estimated fair value of the options, as well as estimated direct transaction expenses of $80 million, have been included as a part of the total estimated purchase cost.

     The estimated total purchase cost of the E-TEK merger is as follows (in thousands):

Value of securities issued.................................  $15,360,317
Assumption of E-TEK options................................    1,797,825
                                                             -----------
                                                              17,158,142
Estimated transaction costs and expenses...................       80,000
                                                             -----------
Total purchase cost........................................  $17,238,142
                                                             ===========

     The purchase price allocation, which is preliminary and therefore subject to change based on JDS Uniphase's final analysis, is as follows (in thousands):

                                                                     ANNUAL         USEFUL
                                                     AMOUNT       AMORTIZATION       LIVES
                                                   -----------    ------------    -----------
Purchase Price Allocation:
  Tangible net assets............................  $   291,943            n/a             n/a
  Equity investment..............................      618,777     $  123,755         5 years
  Intangible assets acquired:
     Existing technology.........................      248,700         82,900         3 years
     Core technology.............................      168,500         33,700         5 years
     Trademarks and tradename....................       60,400         12,080         5 years
     Assembled workforce.........................       10,700          2,675     3 - 5 years
     Goodwill....................................   15,588,522      3,117,705         5 years
  In-process research and development............      250,600            n/a             n/a
                                                   -----------     ----------
       Total estimated purchase price
          allocation.............................  $17,238,142     $3,372,815
                                                   ===========     ==========

     An independent valuation specialist performed an allocation of the total purchase price of E-TEK to its individual assets. Of the total purchase price, $250.6 million has been allocated to in-process research and development and will be charged to expense in the period the transaction closes. Due to their non-recurring nature, the in-process research and development attributed to the

          NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
           FINANCIAL STATEMENTS OF JDS UNIPHASE AND E-TEK (CONTINUED)

E-TEK transaction and the transaction costs incurred by E-TEK estimated at $30 million have been excluded in the pro forma statements of operations. The remaining purchase price has been allocated to specifically identifiable assets acquired, including an increase of $618.8 million in the carrying value of certain investments under the equity method of accounting.

     In addition to the value assigned to the in-process research and development projects, E-TEK's tangible assets, specific intangible assets were identified and valued. The related amortization of the identifiable intangible assets is reflected as a pro forma adjustment to the Unaudited Pro Forma Condensed Combined Statements of Operations. The identifiable assets include existing technology, core technology, trademarks and tradename, and assembled workforce.

     The acquired existing technology, which is comprised of products that are already technologically feasible, includes products in most of E-TEK's product line. These include wavelength division multiplexing ("WDM") components and modules, isolators, couplers, and micro-optic integrated components. JDS Uniphase expects to amortize the acquired existing technology of approximately $248.7 million on a straight-line basis over an average estimated remaining useful life of 3 years.

     The acquired core technology represents E-TEK trade secrets and patents developed through years of experience in design, package, and manufacture of passive components for fiber optic telecommunication networks. E-TEK's products are designed for established terrestrial and submarine long-haul applications, as well as emerging short-haul applications, such as metropolitan area networks. This proprietary know-how can be leveraged by E-TEK to develop new and improved products and manufacturing processes. JDS Uniphase expects to amortize the acquired core technology of approximately $168.5 million on a straight-line basis over an average estimated remaining useful life of 5 years.

     The trademarks and trade names include the E-TEK trademark and trade name as well as all branded E-TEK products, such as E-TEK(TM), Unifuse(TM), Kaifa(TM) and TIGRA(TM). JDS Uniphase expects to amortize the trademark and trade names of approximately $60.4 million on a straight-line basis over an estimated remaining useful life of 5 years.

     The acquired assembled workforce is comprised of over 3,300 skilled employees across E-TEK's Executive, Research and Development, Manufacturing, Supervisor/Manager, and Sales and Marketing groups. JDS Uniphase expects to amortize the value assigned to the assembled workforce of approximately $10.7 million on a straight-line basis over an estimated remaining useful life of 3 to 5 years.

     Goodwill, which represents the excess of the purchase price of an investment in an acquired business over the fair value of the underlying net identifiable assets, is amortized on a straight-line basis over its estimated remaining useful life of 5 years.

     E-TEK is currently developing new products that qualify as in-process research and development in multiple product areas. For the purposes of determining which projects qualified as in-process research and development, technological feasibility is defined as being equivalent to completion of design verification testing, when the design is finalized and ready for pilot manufacturing.

     The following is a general description of in-process research and development efforts as of the date of this proxy statement-prospectus:

     Current engineering efforts are focused on improving product performance, reducing product form factor, integrating multiple function into single components and component integration into modules. Products that will incorporate in-process technologies are as follows: wavelength division

          NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
           FINANCIAL STATEMENTS OF JDS UNIPHASE AND E-TEK (CONTINUED)

multiplexers, micro-optic integrated components, high reliability components (for submarine applications), dispersion compensator, optical performance monitor, attenuator, switch, erbium-doped fiber amplifier, wavelength locker, and a configurable add/drop multiplexer. Developing and enhancing these products is time-consuming, costly and complex. There is a risk that these developments and enhancements will be late, fail to meet customer or market specifications, and will not be competitive with other products using alternative technologies that offer comparable functionality.

     E-TEK is developing a number of different WDM components and modules. Narrowband WDM multiplexers combine light sources of different wavelengths for simultaneous transmission along a single fiber. E-TEK's current development efforts on narrowband WDM is to increase the number of optical signals transmitted simultaneously on a single fiber. E-TEK expects the current development cycle for these new WDM components and modules to continue for another 2 months, with expected completion dates in the third quarter of calendar 2000. Development costs incurred on WDM products to date are approximately $3.8 million with estimated cost to complete of approximately $0.4 million, which E-TEK expects to incur ratably for the remainder of the development cycle.

     E-TEK is continuing to develop its new submarine products, including high reliability isolators for undersea networks. An isolator prevents reflected signals from traveling past it in the wrong direction while still allowing the unimpeded passage of signals in the original direction. Isolators must offer low signal loss, which means that a high percentage of light passes through and only small amounts of light are lost. E-TEK expects the current development cycle for its submarine products to continue for 12 months, with expected completion dates in the second quarter of calendar 2001. Development costs incurred on submarine products to date are approximately $0.5 million with estimated cost to complete of approximately $0.8 million, which E-TEK expects to incur ratably for the remainder of the development cycle.

     E-TEK is continuing its development of a variety of other new components and modules including improved versions of:

     - attenuators, which are used to adjust the strength of optical signals;

     - circulators, which are used to direct signals;

     - switches, which are used to flexibly reroute signals; and

     - dispersion equalization modules, which ensure that an optical signal arrives cleanly at the end of an optical fiber. Different colors of light travel along an optical fiber at slightly different speeds, and light signals that carry information always have some small variation in the color of the light. The dispersion equalization modules cancel out those differences in speed so that all the colors of the light signal arrive at the same time.

     - optical performance monitors, which watch the optical signals passing through an optical fiber. They count which wavelengths (colors) of light signals are present. They check to see how strong each wavelength signal is and whether it is interfering with other signals. As communication systems move more towards optical networks, these traffic monitors become increasingly important to prevent "optical gridlock."

     E-TEK's development efforts for these products is to enhance their performance and enable their deployment in metropolitan fiber optic networks and cable television networks. E-TEK expects the current development cycle for these components and modules to continue for between 2 to 7 months,

          NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
           FINANCIAL STATEMENTS OF JDS UNIPHASE AND E-TEK (CONTINUED)

with expected completion dates in the third and fourth quarters of calendar 2000. Development costs incurred on these components and modules to date are approximately $3.6 million with estimated cost to complete of approximately $1.0 million, which E-TEK expects to incur ratably for the remainder of the development cycle.

VALUE ASSIGNED TO IN-PROCESS RESEARCH AND DEVELOPMENT

     The value assigned to in-process research and development was determined by considering the importance of each project to the overall development plan, estimating costs to develop the purchased in-process research and development into commercially viable products, estimating the resulting net cash flows from the projects when completed and discounting the net cash flows to their present value. The revenue estimates used to value the purchased in-process research and development were based on estimates of relevant market sizes and growth factors, expected trends in technology and the nature and expected timing of new product introductions by E-TEK and its competitors.

     The rates utilized to discount the net cash flows to their present value are based on E-TEK's weighted average cost of capital. Given the nature of the risks associated with the difficulties and uncertainties in completing each project and thereby achieving technological feasibility, anticipated market acceptance and penetration, market growth rates and risks related to the impact of potential changes in future target markets, the weighted average cost of capital was adjusted. Based on these factors, discount rates of 12 and 20% were deemed appropriate for the existing and in-process technology, respectively.

     The estimates used in valuing in-process research and development were based upon assumptions believed to be reasonable but which are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate, and no assurance can be given that unanticipated events and circumstances will not occur. Accordingly, actual results may vary from the projected results. Any such variance may result in a material adverse effect on E-TEK's financial condition and results of operations.

     With respect to the acquired in-process technologies, the calculations of value were adjusted to reflect the value creation efforts of E-TEK prior to the merger. Following are the estimated completion percentages and technology lives:

                                                                 EXPECTED
                                                    PERCENT     TECHNOLOGY
                     PROJECT                       COMPLETED       LIFE
                     -------                       ---------    ----------
WDM's............................................        92%     5 years
Submarine Products...............................        39%     5 years
Other Component Products and Modules.............  50 to 92%     5 years

     The value assigned to each acquired in-process research and development project as of the date of this proxy statement-prospectus were as follows (in millions):

WDM's.......................................................  $124.5
Submarine Products..........................................    18.5
Other Component Products and Modules........................   107.6
                                                              ------
          Total acquired in-process research and
             development....................................  $250.6
                                                              ======

     A portion of the purchase price has been allocated to developed technology and acquired in-process research and development. Developed technology and in-process research and development were identified and valued through, analysis of data provided by E-TEK concerning developmental

          NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
           FINANCIAL STATEMENTS OF JDS UNIPHASE AND E-TEK (CONTINUED)

products, their stage of development, the time and resources needed to complete them, if applicable, their expected income generating ability, target markets and associated risks. The Income Approach, which includes an analysis of the markets, cash flows and risks associated with achieving such cash flows, was the primary technique utilized in valuing the developed technology and in-process research and development.

     Where developmental projects had reached technological feasibility, they were classified as developed technology, and the value assigned to developed technology was capitalized. Where the developmental projects had not reached technological feasibility and had no future alternative uses, they were classified as in-process research and development and will be charged to expense upon closing of the merger.

2. PRO FORMA ADJUSTMENTS

     The JDS Uniphase Unaudited Pro Forma Condensed Combined Consolidated Financial Statements give effect to the allocation of the total purchase cost to the assets and liabilities of E-TEK based on their respective fair values and to amortization over the respective useful lives of amounts allocated to intangible assets. Intercompany balances between JDS Uniphase and E-TEK have been eliminated for pro forma presentations. The pro forma combined provision for income taxes does not represent the amounts that would have resulted had JDS Uniphase and E-TEK filed consolidated income tax returns during the periods presented.

3. PRO FORMA NET LOSS PER SHARE

     The pro forma basic and dilutive net loss per share are based on the weighted average number of shares of pro forma JDS Uniphase common stock outstanding during each period and weighted average number of E-TEK shares of common stock outstanding multiplied by the exchange ratio. Dilutive securities including the replacement E-TEK options are not included in the computation of pro forma dilutive net loss per share as their effect would be anti-dilutive.

                           COMPARATIVE PER SHARE DATA

                                                   AS OF AND FOR THE NINE MONTHS ENDED
                                                              MARCH 31, 2000
                                           ----------------------------------------------------
                                             PRO FORMA
                                           JDS UNIPHASE                     PRO FORMA
                                           (JDS UNIPHASE           ----------------------------
                                             AND OCLI              JDS UNIPHASE       E-TEK
                                             COMBINED)     E-TEK    AND E-TEK     EQUIVALENT(3)
                                           -------------   -----   ------------   -------------
                                                               (UNAUDITED)
Net income (loss) per share:
  Basic..................................     $(0.76)      $0.43      $(3.46)        $(7.61)
  Diluted................................     $(0.76)      $0.40      $(3.46)        $(7.61)
Book value per common share at period
  end(1)(2)..............................     $ 9.23       $5.38      $26.00         $57.21

                                                       AS OF AND FOR THE YEAR ENDED
                                                              JUNE 30, 1999
                                           ----------------------------------------------------
                                             PRO FORMA
                                           JDS UNIPHASE
                                            (UNIPHASE,                      PRO FORMA
                                             JDS FITEL             ----------------------------
                                             AND OCLI              JDS UNIPHASE       E-TEK
                                             COMBINED)     E-TEK    AND E-TEK     EQUIVALENT(3)
                                           -------------   -----   ------------   -------------
                                                               (UNAUDITED)
Net income (loss) per share
  Basic..................................     $(1.50)      $0.55      $(5.63)        $(12.39)
  Diluted................................     $(1.50)      $0.45      $(5.63)        $(12.39)
Book value per common share at period
  end(1)(2)..............................     $ 9.30       $2.41      $27.30         $ 60.06

-------------------------
(1) The historical book value per share is computed by dividing total stockholders' equity as of the end of each period for which such computation is made by the number of common shares outstanding of the end of each period.

(2) The pro forma book value per share is computed by dividing pro forma stockholders' equity by the pro forma number of shares outstanding at the end of each period for which such computation is made. For purposes of computing pro forma book value per share as of June 30, 1999 the pro forma book value of $23.1 billion was divided by pro forma common shares outstanding of 821 million.

(3) The E-TEK pro forma equivalent per share amounts are computed by multiplying the E-TEK and JDS Uniphase pro forma combined per share amounts by the exchange ratio of 2.2 shares of JDS Uniphase common stock for each share of E-TEK common stock. Pro forma diluted earnings per share excludes the effect of pro forma dilutive securities totaling 39.2 million and 89.3 million equivalent shares for the nine months ended March 31, 2000 and the year ended June 30, 1999, respectively, as they are antidilutive.

                    COMPARATIVE PER SHARE MARKET PRICE DATA

     JDS Uniphase common stock is traded on the Nasdaq National Market under the symbol "JDSU," and prior to July 6, 1999, Uniphase's common stock traded under the symbol "UNPH." The following table shows the high and low sale prices of JDS Uniphase common stock as reported by the Nasdaq National Market for the periods indicated. The prices in the following table have been adjusted to reflect all previous stock dividends and splits through the date of this proxy statement-prospectus. JDS Uniphase has never paid a cash dividend since its inception and does not anticipate paying any cash dividends in the foreseeable future.

                                                                JDS UNIPHASE
                                                                 SALE PRICE
                                                              -----------------
                                                               HIGH       LOW
                                                              -------    ------
Year Ended June 30, 1998
  First Quarter.............................................  $  5.02    $ 3.61
  Second Quarter............................................  $  5.81    $ 3.56
  Third Quarter.............................................  $  5.52    $ 4.15
  Fourth Quarter............................................  $  7.62    $ 5.08
Year Ended June 30, 1999
  First Quarter.............................................  $  7.87    $ 4.70
  Second Quarter............................................  $  8.67    $ 4.29
  Third Quarter.............................................  $ 14.39    $ 7.94
  Fourth Quarter............................................  $ 20.90    $12.81
Year Ending June 30, 2000
  First Quarter.............................................  $ 30.37    $19.31
  Second Quarter............................................  $ 88.75    $28.00
  Third Quarter.............................................  $153.42    $74.50
  Fourth Quarter through May 22, 2000.......................  $124.63    $73.13

     E-TEK common stock is traded on the Nasdaq National Market under the symbol "ETEK." The following table shows the high and low sale prices of E-TEK common stock as reported by the Nasdaq National Market for the periods indicated. E-TEK has never paid a cash dividend since its inception and does not anticipate paying any cash dividends in the foreseeable future.

                                                                    E-TEK
                                                                  SALE PRICE
                                                              ------------------
                                                               HIGH        LOW
                                                              -------    -------
Year Ended June 30, 1999
  Second Quarter (from December 2, 1998)....................  $ 27.13    $ 20.06
  Third Quarter.............................................  $ 36.38    $ 23.31
  Fourth Quarter............................................  $ 50.50    $ 30.50
Year Ending June 30, 2000
  First Quarter.............................................  $ 66.38    $ 36.88
  Second Quarter............................................  $133.13    $ 52.69
  Third Quarter.............................................  $305.02    $ 99.06
  Fourth Quarter through May 22, 2000.......................  $219.50    $134.50

     On January 14, 2000, the last full trading day before the public announcement of the proposed merger, the high and low sale prices for JDS Uniphase common stock, as reported on the Nasdaq National Market, were $100.63 and $94.56, respectively. The high and low sale prices for E-TEK common stock on that day, as reported on the Nasdaq National Market, were $143.50 and $132.00, respectively.

     The following table sets forth the closing sale price of JDS Uniphase common stock, as reported on the Nasdaq National Market, E-TEK common stock, as reported on the Nasdaq National Market, and the equivalent per share price of E-TEK, giving effect to the proposed merger, on January 14, 2000, the last full trading day prior to the public announcement of the proposed merger, and May 22, 2000, the latest practicable trading day prior to the printing of this proxy statement-prospectus.

                                                       CLOSING SALES PRICE
                                              -------------------------------------
                                                                           E-TEK
                                              JDS UNIPHASE     E-TEK     EQUIVALENT
                                              ------------    -------    ----------
Price per share:
  January 14, 2000..........................     $96.09       $135.88     $211.40
  May 22, 2000..............................     $85.31       $181.82     $187.68

     You are advised to obtain current market quotations for JDS Uniphase and E-TEK common stock. The market price of the common stock of both companies is subject to fluctuation. The value of the shares of JDS Uniphase common stock that holders of E-TEK will receive in the proposed merger and the value of the E-TEK stock they surrender may increase or decrease.

                                  RISK FACTORS

     This proxy statement-prospectus and the documents incorporated by reference into this proxy statement-prospectus contain forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 with respect to JDS Uniphase's and E-TEK's financial condition, results of operations and business, and on the expected impact of the merger on JDS Uniphase's financial performance. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. In evaluating the merger, you should carefully consider the discussion of risks and uncertainties below.

     By voting in favor of the merger, you will be choosing to invest in JDS Uniphase common stock. An investment in JDS Uniphase common stock involves a high degree of risk. In addition to the other information contained in or incorporated by reference into this proxy statement-prospectus, you should carefully consider the following risk factors in deciding whether to vote for the merger.

RISKS RELATED TO THE MERGER

YOU WILL RECEIVE 2.2 SHARES OF JDS UNIPHASE COMMON STOCK FOR EACH SHARE OF E-TEK COMMON STOCK DESPITE CHANGES IN MARKET VALUE OF E-TEK COMMON STOCK OR JDS UNIPHASE COMMON STOCK

     Upon completion of the merger, each share of E-TEK common stock will be exchanged for 2.2 shares of JDS Uniphase common stock. There will be no adjustment for changes in the market price of either E-TEK common stock or JDS Uniphase common stock, and E-TEK is not permitted to withdraw from the merger or resolicit the vote of its stockholders solely because of changes in the market price of JDS Uniphase or E-TEK common stock. Accordingly, the specific dollar value of JDS Uniphase common stock you will receive upon completion of the merger will depend on the market value of JDS Uniphase common stock at the time of completion of the merger. The merger may not be completed immediately following the E-TEK stockholder meeting, if all regulatory approvals have not yet been obtained. We cannot assure you that the value of the JDS Uniphase common stock you will receive in the merger will not decline prior to or after the merger.

ALTHOUGH JDS UNIPHASE AND E-TEK EXPECT THAT THE MERGER WILL RESULT IN BENEFITS, THOSE BENEFITS MAY NOT BE REALIZED

     Achieving the benefits of the merger may depend in part on the integration of technology, operations and personnel. The integration of JDS Uniphase and E-TEK will be a complex, time consuming and expensive process and may disrupt JDS Uniphase's business if not completed in a timely and efficient manner. The challenges involved in this integration include the following:

     - Coordinating manufacturing operations in a rapid and efficient manner;

     - Combining product offerings and product lines effectively and quickly;

     - Integrating sales efforts so that customers can do business easily with the combined company;

     - Bringing together the companies' marketing efforts so that the industry receives useful information about the merger;

     - Coordinating research and development activities to enhance introduction of new products and technologies; and

     - Persuading employees that JDS Uniphase's and E-TEK's business cultures are compatible.

     It is not certain that JDS Uniphase and E-TEK can be successfully integrated in a timely manner or at all or that any of the anticipated benefits will be realized. Failure to do so could materially harm the business and operating results of the combined company. Also, neither JDS Uniphase nor E-TEK can assure you that the growth rate of the combined company will equal the historical growth rate experienced by JDS Uniphase and E-TEK.

E-TEK EXECUTIVE OFFICERS AND DIRECTORS HAVE INTERESTS THAT MAY INFLUENCE THEM TO SUPPORT AND APPROVE THE MERGER

     Some of the directors and executive officers of E-TEK participate in arrangements and have continuing indemnification against liabilities that provide them with interests in the merger that are different from, or are in addition to, your interests. In particular, as a result of the completion of the merger, unvested options held by some officers will immediately vest, and these officers, if terminated, will also be entitled to severance payments. As a result, these directors and officers may be more likely to vote to approve the merger agreement than if they did not hold these interests. E-TEK's officers and directors and affiliates of Summit Partners, each whom are affiliates of E-TEK, together beneficially owned approximately 17,185,751 shares of E-TEK common stock, which represented 25.3% of all outstanding shares of E-TEK common stock entitled to vote at the special meeting of E-TEK as of May 17, 2000, and these persons have agreed to vote in favor of the merger.

CUSTOMER AND EMPLOYEE UNCERTAINTY RELATED TO THE MERGER COULD HARM THE COMBINED COMPANY

     JDS Uniphase's or E-TEK's customers may, in response to the announcement of the merger, delay or defer purchasing decisions. Any delay or deferral in purchasing decisions by JDS Uniphase's or E-TEK's customers could seriously harm the business of the combined company. Similarly, JDS Uniphase and E-TEK employees may experience uncertainty about their future role with the combined company until or after strategies with regard to E-TEK are announced or executed. This may adversely affect the combined company's ability to attract and retain key management, marketing and technical personnel.

JDS UNIPHASE'S OPERATING RESULTS WILL SUFFER AS A RESULT OF PURCHASE ACCOUNTING TREATMENT, THE IMPACT OF AMORTIZATION OF GOODWILL AND OTHER INTANGIBLES RELATING TO ITS PROPOSED COMBINATION WITH E-TEK

     Under U.S. generally accepted accounting principles that apply to JDS Uniphase, JDS Uniphase will account for the merger using the purchase method of accounting. Under purchase accounting, JDS Uniphase will record the market value of its common stock issued in connection with the merger, the fair value of the options to purchase E-TEK common stock, which became options to purchase its common stock and the amount of direct transaction costs as the cost of acquiring the business of E-TEK. JDS Uniphase will allocate that cost to the individual assets acquired and liabilities assumed, including various identifiable intangible assets such as acquired technology, acquired trademarks and trade names and acquired workforce, and to in-process research and development based on their respective fair values. In-process research and development, which is currently estimated at $251 million, will be expensed in the quarter when the merger closes. Intangible assets including goodwill will be generally amortized over a five year period. As described in the JDS Uniphase Unaudited Pro Forma Condensed Combined Consolidated Financial Statements, the amount of purchase cost allocated to goodwill and other intangibles is estimated to be approximately $16 billion. If goodwill and other intangible assets were amortized in equal quarterly amounts over a five year period following completion of the merger, the accounting charge attributable to these items would be approximately $843 million per quarter and $3.4 billion per fiscal year. As a result, purchase accounting treatment of the merger will increase the net loss for JDS Uniphase in the foreseeable future which could have a material and adverse effect on the market value of JDS Uniphase common stock following completion of the merger.

JDS UNIPHASE AND E-TEK EXPECT TO INCUR SIGNIFICANT COSTS ASSOCIATED WITH THE MERGER

     JDS Uniphase estimates that it will incur direct transaction costs of approximately $80 million associated with the merger, which will be included as a part of the total purchase cost for accounting purposes. In addition, E-TEK estimates that it will incur direct transaction costs of approximately $30 million which will be expensed in the quarter that the merger closes. JDS Uniphase and E-TEK believe the combined entity may incur charges to operations, which are not currently reasonably estimable, in the quarter in which the merger is completed or the following quarters, to reflect costs associated with integrating the two companies. There can be no assurance that the combined company will not incur additional material charges in subsequent quarters to reflect additional costs associated with the merger.

THE PRICE OF JDS UNIPHASE COMMON STOCK MAY BE AFFECTED BY FACTORS DIFFERENT FROM THOSE AFFECTING THE PRICE OF E-TEK COMMON STOCK

     When the merger is completed, holders of E-TEK common stock will become holders of JDS Uniphase common stock. JDS Uniphase's business differs from that of E-TEK, and JDS Uniphase's results of operations, as well as the price of JDS Uniphase common stock, may be affected by factors different from those affecting E-TEK's results of operations and the price of E-TEK common stock.

JDS UNIPHASE AND E-TEK MAY NOT BE ABLE TO OBTAIN THE REQUIRED REGULATORY APPROVALS FOR COMPLETING THE MERGER

     As a condition to the obligations of JDS Uniphase and E-TEK to complete the merger, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 must have expired or been terminated. JDS Uniphase and E-TEK have made the required filings with the Department of Justice or the Federal Trade Commission. On March 31, 2000, JDS Uniphase and E-TEK received requests for additional information and other documentary material from the Antitrust Division of the U.S. Department of Justice under the Hart-Scott-Rodino Act. This request extends the waiting period for this transaction. Under the applicable provisions of the Hart-Scott-Rodino Act, JDS Uniphase and E-TEK may not consummate the merger until the expiration of the applicable waiting period. In practice, complying with a request for additional information or material can take a significant amount of time. JDS Uniphase and E-TEK intend to comply with all requests for information from any government entity. There can be no assurance that these consents and approvals will be obtained at all or without materially adverse restrictions or conditions that would have a material adverse effect on JDS Uniphase and E-TEK on a combined basis. The combined enterprise may be required to agree to various operating restrictions, before or after receipt of stockholder approval, in order to obtain the necessary authorizations and approvals of the merger or to assure that governmental authorities do not seek to block the merger. No additional stockholder approval is expected to be required or sought for any decision by JDS Uniphase or E-TEK, after the special meeting of E-TEK's stockholders, to agree to any terms and conditions necessary to resolve any regulatory objections to the merger, and stockholder approval will not be sought unless such stockholder approval is required to approve such terms and conditions under applicable law. Even if regulatory approvals are obtained, any federal, state, foreign governmental entity or private person may challenge the merger at any time before or after its completion.

IF THE MERGER IS NOT COMPLETED, JDS UNIPHASE'S AND E-TEK'S STOCK PRICES AND FUTURE BUSINESS AND OPERATIONS COULD BE HARMED

     If the merger is not completed, JDS Uniphase and E-TEK may be subject to the following material risks, among others:

     - E-TEK may be required to pay JDS Uniphase a termination fee of $350 million and JDS Uniphase may be required to pay E-TEK a termination fee of $100 million as described on page 72;

     - the option granted to JDS Uniphase by E-TEK may become exercisable and if exercised may make another business combination involving E-TEK more difficult;

     - JDS Uniphase could require E-TEK to purchase the option or shares of E-TEK common stock it acquired under the option, resulting in significant additional costs to E-TEK;

     - the price of JDS Uniphase and E-TEK common stock may decline to the extent that the current market price of JDS Uniphase and E-TEK common stock reflects a market assumption that the merger will be completed; and

     - JDS Uniphase's and E-TEK's costs related to the merger, such as legal, accounting and some of the fees of its financial advisor, must be paid even if the merger is not completed.

     Further, with respect to E-TEK, if the merger is terminated and E-TEK's board of directors determines to seek another merger or business combination, it is not certain that it will be able to find a partner willing to pay an equivalent or more attractive price than that which would be paid in the merger. In addition, while the merger agreement is in effect and subject to limited exceptions described on page 68 of this proxy statement-prospectus, E-TEK is generally prohibited from soliciting, initiating or knowingly encouraging or entering into extraordinary transactions, such as a merger, sale of assets or other business combination, with any party other than JDS Uniphase.

RISKS RELATED TO JDS UNIPHASE WHICH WILL INCLUDE E-TEK FOLLOWING THE COMPLETION OF THE MERGER

DIFFICULTIES JDS UNIPHASE MAY ENCOUNTER MANAGING ITS GROWTH COULD ADVERSELY AFFECT ITS RESULTS OF OPERATIONS

     JDS Uniphase has historically achieved growth through a combination of internally developed new products and acquisitions. JDS Uniphase's growth strategy depends on its ability to continue developing new components, modules and other products for its customer base. However, along with internal new product development efforts as part of this strategy, JDS Uniphase expects to continue to pursue acquisitions of other companies, technologies and complementary product lines. The success of each acquisition will depend upon:

     - JDS Uniphase's ability to manufacture and sell the products of the businesses acquired;

     - continued demand for these acquired products by JDS Uniphase's customers;

     - JDS Uniphase's ability to integrate the acquired business' operations, products and personnel;

     - JDS Uniphase's ability to retain key personnel of the acquired businesses; and

     - JDS Uniphase's ability to expand its financial and management controls and reporting systems and procedures.

     DIFFICULTIES IN INTEGRATING NEW ACQUISITIONS COULD ADVERSELY AFFECT JDS UNIPHASE'S BUSINESS


     Critical to the success of JDS Uniphase's growth is the ordered, efficient integration of acquired businesses into its organization and, with this end, JDS Uniphase has in the past spent and continues to spend significant resources. If JDS Uniphase's integration efforts are unsuccessful, its businesses will suffer. JDS Uniphase is the product of several substantial combinations, mergers and acquisitions, including, among others, the combination of Uniphase and JDS FITEL on June 30, 1999, and the acquisition of Optical Coating Laboratory, Inc. ("OCLI") on February 4, 2000. In addition, on January 17, 2000, JDS Uniphase executed a definitive merger agreement to acquire E-TEK. Each combination, merger and acquisition presents unique product, marketing, research and development, facilities, information systems, accounting, personnel and other integration challenges. In the case of several of JDS Uniphase's acquisitions, including Uniphase Laser Enterprise in March 1997, Uniphase Netherlands in June 1998, and Cronos Integrated Microsystems, Inc. and Fujian Casix Laser, Inc. in April 2000, JDS Uniphase acquired businesses that had previously been engaged primarily in research and development and that needed to make the transition from a research activity to a commercial business with sales and profit levels that are consistent with its overall financial goals. This transition is in its genesis at Cronos and is not yet completed at Uniphase Netherlands, which continues to operate at higher expense levels and lower gross margins than those required to meet JDS Uniphase's profitability goals. Also, JDS Uniphase's information systems and those of the companies it acquires are often incompatible, requiring substantial upgrades to one or the other. Further, JDS Uniphase's current senior management is a combination of the prior senior management teams of Uniphase, JDS FITEL and OCLI, several of whom have not previously worked with other members of management.


     The benefits to JDS Uniphase of each combination, merger and acquisition and its success, as a whole, depends upon it succeeding in each of these and other integration challenges. Nevertheless, the integration of JDS Uniphase's business with another may result in unanticipated operations problems, expenses and liabilities and the diversion of management attention. JDS Uniphase's integration efforts may not be successful, and, if so, its operating results would suffer as a result.

     IF JDS UNIPHASE FAILS TO EFFICIENTLY INTEGRATE ITS SALES AND MARKETING FORCES, ITS SALES COULD SUFFER

     JDS Uniphase's sales force is and will in the future be a combination of its sales force and the sale forces of the businesses it acquires, which must be effectively integrated for it to remain successful. JDS Uniphase's combinations, mergers and acquisitions (in particular, the June 30, 1999 combination of Uniphase Corporation with JDS FITEL) often result in sales forces differing in products sold, marketing channels used and sales cycles and models applied. Accordingly, JDS Uniphase may experience disruption in sales and marketing in connection with its efforts to integrate its various sales and marketing forces, and it may be unable to efficiently or effectively correct such disruption or achieve its sales and marketing objectives if it fails in these efforts. JDS Uniphase sales personnel not accustomed to the different sales cycles and approaches required for products newly added to their portfolio may experience delays and difficulties in selling these newly added products. Furthermore, it may be difficult to retain key sales personnel. As a result, JDS Uniphase may fail to take full advantage of the combined sales forces' efforts, and one company's sales approaches and distribution channels may be ineffective in promoting another entity's products, all of which may materially harm JDS Uniphase's business, financial condition or operating results.

     INTEGRATION COSTS AND EXPENSES ASSOCIATED WITH JDS UNIPHASE'S MERGER AND ACQUISITION ACTIVITIES HAVE AND MAY CONTINUE TO BE SUBSTANTIAL

     JDS Uniphase often incurs substantial costs related to its combinations, mergers and acquisitions. For example, JDS Uniphase has incurred direct costs associated with the combination of

Uniphase and JDS FITEL of approximately $12 million and incurred approximately $8 million associated with the acquisition of OCLI. JDS Uniphase may incur additional material charges in subsequent quarters to reflect additional costs associated with these and other combinations and acquisitions which will be expensed as incurred.

     JDS UNIPHASE MAY FAIL TO COMMERCIALIZE NEW PRODUCT LINES

     JDS Uniphase intends to continue to develop new product lines to address its customers' diverse needs and the several market segments in which it participates. If JDS Uniphase fails, its business will suffer. As JDS Uniphase targets new product lines and markets, it will further increase its sales and marketing, customer support and administrative functions to support anticipated increased levels of operations from these new products and markets as well as growth from its existing products. JDS Uniphase may not be successful in creating this infrastructure nor may it realize any increase in the level of its sales and operations to offset the additional expenses resulting from this increased infrastructure. In connection with JDS Uniphase's recent acquisitions, it has incurred expenses in anticipation of developing and selling new products. JDS Uniphase operations may not achieve levels sufficient to justify the increased expense levels associated with these new businesses.

     ANY FAILURE OF JDS UNIPHASE'S INFORMATION TECHNOLOGY INFRASTRUCTURE COULD MATERIALLY HARM ITS RESULTS OF OPERATIONS

     JDS Uniphase's success depends, among other things, upon the capacity, reliability and security of its information technology hardware and software infrastructure. Any failure relating to this infrastructure could significantly and adversely impact the results of JDS Uniphase's operations. In connection with JDS Uniphase's growth, it has identified the need to update its current information technology infrastructure and expects to incur significant costs relating to this upgrade. JDS Uniphase is implementing a corporate-wide ERP solution (Oracle) with integrated product data management and manufacturing execution systems, expanding and enhancing its wide area network with higher bandwidth connections and redundant links, and integrating its voice communication systems.

     JDS Uniphase must continue to expand and adapt its system infrastructure to keep pace with its growth. Demands on infrastructure that exceed JDS Uniphase's current forecasts could result in technical difficulties. Upgrading the network infrastructure will require substantial financial, operational and management resources, the expenditure of which could affect the results of JDS Uniphase's operations. JDS Uniphase may not successfully and in a timely manner upgrade and maintain its information technology infrastructure, and a failure to do so could materially harm JDS Uniphase's business, results of operations and financial condition.

JDS UNIPHASE IS SUBJECT TO MANUFACTURING DIFFICULTIES

     IF JDS UNIPHASE DOES NOT ACHIEVE ACCEPTABLE MANUFACTURING VOLUMES, YIELDS OR SUFFICIENT PRODUCT RELIABILITY, ITS OPERATING RESULTS COULD SUFFER

     The manufacture of JDS Uniphase's products involves highly complex and precise processes, requiring production in highly controlled and clean environments. Changes in JDS Uniphase's manufacturing processes or those of its suppliers, or their inadvertent use of defective or contaminated materials, could significantly reduce its manufacturing yields and product reliability. Because the majority of JDS Uniphase's manufacturing costs are relatively fixed, manufacturing yields are critical to its results of operations. Some of JDS Uniphase's divisions have in the past experienced lower than expected production yields, which could delay product shipments and impair gross margins. These divisions or any of JDS Uniphase's other manufacturing facilities may not maintain acceptable yields in the future.

     For example, JDS Uniphase's existing Uniphase Netherlands facility has not achieved acceptable manufacturing yields since the June 1998 acquisition, and there is continuing risk attendant to this facility and its manufacturing yields and costs. Moreover, JDS Uniphase recently completed construction of a new laser fabrication facility at Uniphase Netherlands, and this facility has not yet reached targeted yields, volumes or cost levels. Uniphase Netherlands may not successfully manufacture laser products in the future at volumes, yields or cost levels necessary to meet JDS Uniphase's customers' needs. To the extent JDS Uniphase does not achieve acceptable manufacturing yields or experience product shipment delays, JDS Uniphase's business, operating results and financial condition would be materially and adversely affected.

     As JDS Uniphase customers' needs for its products increase, JDS Uniphase must increase its manufacturing volumes to meet these needs and satisfy customer demand. Failure to do so may materially harm JDS Uniphase's business, operating results and financial condition. In some cases, existing manufacturing techniques, which involve substantial manual labor, may be insufficient to achieve the volume or cost targets of its customers. As such, JDS Uniphase will need to develop new manufacturing processes and techniques, which are anticipated to involve higher levels of automation, to achieve the targeted volume and cost levels. In addition, it is frequently difficult at a number of JDS Uniphase manufacturing facilities to hire qualified manufacturing personnel in a timely fashion, if at all, when customer demands increase over shortened time periods. While JDS Uniphase continues to devote research and development efforts to improvement of its manufacturing techniques and processes, it may not achieve manufacturing volumes and cost levels in its manufacturing activities that will fully satisfy customer demands.

     IF JDS UNIPHASE'S CUSTOMERS DO NOT QUALIFY ITS MANUFACTURING LINES FOR VOLUME SHIPMENTS, ITS OPERATING RESULTS COULD SUFFER

     Customers will not purchase any of JDS Uniphase's products (other than limited numbers of evaluation units) prior to qualification of the manufacturing line for the product. Each new manufacturing line must go through varying levels of qualification with JDS Uniphase's customers. This qualification process determines whether the manufacturing line achieves the customers' quality, performance and reliability standards. Delays in qualification can cause a product to be dropped from a long term supply program and result in significant lost revenue opportunity over the term of that program. JDS Uniphase may experience delays in obtaining customer qualification of its new facilities. If JDS Uniphase fails in the timely qualification of these or other new manufacturing lines, its operating results and customer relationships would be adversely affected.

JDS UNIPHASE'S OPERATING RESULTS SUFFER AS A RESULT OF PURCHASE ACCOUNTING TREATMENT, PRIMARILY DUE TO THE IMPACT OF AMORTIZATION OF GOODWILL AND OTHER INTANGIBLES ORIGINATING FROM ACQUISITIONS

     Under U.S. generally accepted accounting principles that apply to JDS Uniphase, it accounted for a number of business combinations using the purchase method of accounting, the most significant being the combination of Uniphase and JDS FITEL. Under purchase accounting, JDS Uniphase recorded the market value of its common shares and the exchangeable shares of its subsidiary, JDS Uniphase Canada Ltd., issued in connection with mergers and acquisitions with the fair value of the stock options assumed, which became options to purchase JDS Uniphase common shares and the amount of direct transaction costs as the cost of acquiring these entities. That cost is allocated to the individual assets acquired and liabilities assumed, including various identifiable intangible assets such as in-process research and development, acquired technology, acquired trademarks and trade names and acquired workforce, based on their respective fair values. JDS Uniphase allocated the excess of the purchase cost over the fair value of the net assets to goodwill.

     The impact of purchase accounting on JDS Uniphase's operating results over the past four quarters attributable to its recent significant acquisitions is as follows (in millions):

                                                                   QUARTERLY         ANNUAL
                                                   IN-PROCESS     AMORTIZATION    AMORTIZATION
                                                  RESEARCH AND    OF PURCHASED    OF PURCHASED
                     ENTITY                       DEVELOPMENT     INTANGIBLES     INTANGIBLES
                     ------                       ------------    ------------    ------------
JDS FITEL Inc...................................     $210.4          $168.0          $672.0
EPITAXX, Inc....................................     $ 16.7          $ 17.1          $ 68.2
OCLI............................................     $ 84.1          $ 79.8          $319.1

     The impact of these mergers and acquisitions as well as other acquisitions consummated in the past five years resulted in amortization expense of $249.6 million and $607.7 million for the three and nine months ended March 31, 2000. Additionally, JDS Uniphase also incurs other purchase accounting related costs and expenses in the period a particular transaction closes to reflect purchase accounting adjustments adversely impacting gross profit and costs of integrating new businesses or curtailing overlapping operations. Purchase accounting treatment of JDS Uniphase's mergers and acquisitions will result in a net loss for the foreseeable future, which could have a material and adverse effect on the market value of JDS Uniphase's stock.

JDS UNIPHASE'S STOCK PRICE COULD FLUCTUATE SUBSTANTIALLY

     THE UNPREDICTABILITY OF JDS UNIPHASE'S QUARTERLY OPERATING RESULTS COULD CAUSE ITS STOCK PRICE TO BE VOLATILE OR DECLINE

     JDS Uniphase expects to continue to experience fluctuations in its quarterly results, which in the future may be significant and cause substantial fluctuations in the market price of its stock. All of the concerns JDS Uniphase discusses under "Risk Factors" could affect its operating results, including, among others:

     - the timing of the receipt of product orders from a limited number of major customers;

     - the loss of one or more of JDS Uniphase's major suppliers or customers;

     - competitive pricing pressures;

     - the costs associated with the acquisition or disposition of businesses;

     - JDS Uniphase's ability to design, manufacture and ship technologically advanced products with satisfactory yields on a timely and cost-effective basis;

     - the announcement and introduction of new products by JDS Uniphase; and

     - expenses associated with any intellectual property or other litigation.

     In addition to concerns potentially affecting JDS Uniphase's operating results addressed elsewhere under Risk Factors, the following factors may also influence its operating results:

     - JDS Uniphase's product mix;

     - the relative proportion of JDS Uniphase's domestic and international sales;

     - the timing differences between when JDS Uniphase incurs expenses to increase its marketing and sales capabilities and when it realizes benefits, if any, from such expenditures; and

     - fluctuations in the foreign currencies of JDS Uniphase's foreign operations.

     Furthermore, JDS Uniphase's sales often reflect orders shipped in the same quarter that they are received, which makes its sales vulnerable to short-term fluctuations in customer demand and difficult to predict. Also, customers may cancel or reschedule shipments, and production difficulties could delay shipments. In addition, JDS Uniphase sells its telecommunications equipment products to OEMs who typically order in large quantities, and therefore, the timing of such sales may significantly affect JDS Uniphase's quarterly results. An OEM supplies system-level network products to telecommunications carriers and others and incorporates JDS Uniphase's products in these system-level products. The timing of such OEM sales can be affected by factors beyond JDS Uniphase's control, such as demand for the OEMs' products and manufacturing risks experienced by OEMs. In this regard, JDS Uniphase has experienced rescheduling of orders by customers in each of its markets and may experience similar rescheduling in the future. As a result of all of these factors, JDS Uniphase's results from operations may vary significantly from quarter to quarter.

     In addition to the effect of ongoing operations on quarterly results, acquisitions or dispositions of businesses, JDS Uniphase's products or technologies have in the past resulted in, and may in the future, result in reorganization of its operations, substantial charges or other expenses, which have caused, and may in the future, cause fluctuations in its quarterly operating results and cash flows.

     Finally, JDS Uniphase's net revenues and operating results in future quarters may be below the expectations of public market securities analysts and investors. In such event, the price of JDS Uniphase common stock and the exchangeable shares of its subsidiary, JDS Uniphase Canada Ltd., would likely decline, perhaps substantially.

     FACTORS OTHER THAN JDS UNIPHASE'S QUARTERLY RESULTS COULD CAUSE ITS STOCK PRICE TO BE VOLATILE OR DECLINE

     The market price of JDS Uniphase common stock has been and, is likely to continue to be, highly volatile because of causes other than its historical quarterly results, such as:

     - announcements by JDS Uniphase's competitors and customers of technological innovations or new products;

     - developments with respect to patents or proprietary rights;

     - governmental regulatory action; and

     - general market conditions.

     In addition, the stock market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies, which may cause the price of JDS Uniphase's stock to decline.

JDS UNIPHASE'S SALES WOULD SUFFER IF ONE OR MORE OF ITS KEY CUSTOMERS SUBSTANTIALLY REDUCED ORDERS FOR ITS PRODUCTS

     JDS Uniphase's customer base is highly concentrated. Historically, orders from a relatively limited number of OEM customers accounted for a substantial portion of JDS Uniphase's net sales from telecommunications products. Two customers, Lucent and Nortel, each accounted for over 10% of JDS Uniphase's net sales for the quarter ended March 31, 2000. JDS Uniphase expects that, for the foreseeable future, sales to a limited number of customers will continue to account for a high percentage of its net sales. Sales to any single customer may vary significantly from quarter to quarter. If current customers do not continue to place orders, JDS Uniphase may not be able to replace these orders with new orders from new customers. In the telecommunications markets, JDS Uniphase's customers evaluate its products and competitive products for deployment in their telecommunications systems. JDS Uniphase's failure to be selected by a customer for particular system projects can significantly impact its business, operating results and financial condition. Similarly, even if JDS Uniphase's customers select it, if its customers are not selected as the primary supplier for an overall system installation, JDS Uniphase can be similarly adversely affected. Such fluctuations could materially harm JDS Uniphase's business, financial condition and operating results.

INTERRUPTIONS AFFECTING JDS UNIPHASE'S KEY SUPPLIERS COULD DISRUPT PRODUCTION, COMPROMISE ITS PRODUCT QUALITY AND ADVERSELY AFFECT ITS SALES

     JDS Uniphase currently obtains various components included in the manufacture of its products from single or limited source suppliers. A disruption or loss of supplies from these companies or a price increase for these components would materially harm JDS Uniphase's results of operations, product quality and customer relationships. JDS Uniphase has a sole source supply agreement for a critical material used in the manufacture of its passive products. This agreement may be terminated by either party on six months prior notice. It is JDS Uniphase's objective to maintain strategic inventory of the key raw material provided by this supplier. In addition, JDS Uniphase currently utilizes a sole source for the crystal semiconductor chip sets incorporated in its solid state microlaser products and acquires its pump diodes for use in its solid state laser products from Opto Power Corporation and GEC. JDS Uniphase obtains lithium niobate wafers, gallium arsenide wafers, specialized fiber components and some lasers used in its telecommunications products primarily from Crystal Technology, Inc., Fujikura, Ltd., Philips Key Modules and Sumitomo, respectively. JDS Uniphase does not have long-term or volume purchase agreements with any of these suppliers (other than for its passive products supplier described in this paragraph), and these components may not in the future be available in the quantities required by JDS Uniphase, if at all.

JDS UNIPHASE MAY BECOME SUBJECT TO COLLECTIVE BARGAINING AGREEMENTS

     JDS Uniphase's employees who are employed at manufacturing facilities located in North America are not bound by or party to any collective bargaining agreements with it. These employees may become bound by or party to one or more collective bargaining agreements with JDS Uniphase in the future. Some of JDS Uniphase's employees outside of North America, particularly in the Netherlands and Germany, are subject to collective bargaining agreements. If, in the future, any such employees become bound by or party to any collective bargaining agreements, then JDS Uniphase's related costs and its flexibility with respect to managing its business operations involving such employees may be materially adversely affected.

ANY FAILURE TO REMAIN COMPETITIVE IN JDS UNIPHASE'S INDUSTRY WOULD IMPAIR ITS OPERATING RESULTS

     IF JDS UNIPHASE'S BUSINESS OPERATIONS ARE INSUFFICIENT TO REMAIN COMPETITIVE IN ITS INDUSTRY, ITS OPERATING RESULTS COULD SUFFER

     The telecommunications and laser subsystems markets in which JDS Uniphase sells its products are highly competitive. In each of the markets JDS Uniphase serves, it faces intense competition from established competitors. Many of these competitors have substantially greater financial, engineering, manufacturing, marketing, service and support resources than does JDS Uniphase and may have substantially greater name recognition, manufacturing expertise and capability and longer standing customer relationships than it does. To remain competitive, JDS Uniphase believes it must maintain a substantial investment in research and development, marketing, and customer service and support. JDS Uniphase may not compete successfully in all or some of its markets in the future, and it may not have sufficient resources to continue to make such investments, or it may not make the technological advances necessary to maintain its competitive position so that its products will receive market acceptance. In addition, technological changes or development efforts by JDS Uniphase's competitors may render its products or technologies obsolete or uncompetitive.

     FIBER OPTIC COMPONENT AVERAGE SELLING PRICES ARE DECLINING

     Prices for telecommunications fiber optic components are generally declining because of, among other things, increased competition and greater unit volumes as telecommunications service providers continue to deploy fiber optic networks. JDS Uniphase has in the past and JDS Uniphase may in the future experience substantial period to period fluctuations in average selling prices. JDS Uniphase anticipates that average selling prices will decrease in the future in response to product introductions by competitors and it or to other factors, including price pressures from significant customers. Therefore, JDS Uniphase must continue to (1) timely develop and introduce new products that incorporate features that can be sold at higher selling prices and (2) reduce its manufacturing costs. Failure to achieve any or all of the foregoing could cause JDS Uniphase's net sales and gross margins to decline, which may have a material adverse effect on its business, financial condition and operating results.

     IF JDS UNIPHASE FAILS TO ATTRACT AND RETAIN KEY PERSONNEL, ITS BUSINESS COULD SUFFER


     JDS Uniphase's future depends, in part, on its ability to attract and retain key personnel. The former Chief Executive Officer of JDS Uniphase resigned on May 17, 2000, and was replaced by the then Chief Operating Officer, Jozef Straus, who was the former Chief Executive Officer of JDS FITEL, which merged with Uniphase in 1999. In addition, JDS Uniphase's research and development efforts depend on hiring and retaining qualified engineers. Competition for highly skilled engineers is extremely intense, and JDS Uniphase is currently experiencing difficulty in identifying and hiring qualified engineers in many areas of its business. JDS Uniphase may not be able to hire and retain such personnel at compensation levels consistent with its existing compensation and salary structure. JDS Uniphase's future also depends on the continued contributions of its executive officers and other key management and technical personnel, each of whom would be difficult to replace. Continuing uncertainty resulting from the Uniphase/JDS FITEL merger could further adversely affect JDS Uniphase's ability to retain key employees. JDS Uniphase does not maintain a key person life insurance policy on its chief executive officer, its chief operating officer or any other officer. The loss of the services of one or more of JDS Uniphase's executive officers or key personnel or the inability to continue to attract qualified personnel could delay product development cycles or otherwise materially harm its business, financial condition and operating results.


MARKET CONSOLIDATION HAS CREATED AND CONTINUES TO CREATE COMPANIES THAT ARE LARGER AND HAVE GREATER RESOURCES THAN JDS UNIPHASE

     In the recent past, there have been a number of significant acquisitions announced among JDS Uniphase's competitors and customers, including:

     - Lucent Technologies, Inc./Ortel Corporation;

     - Corning Incorporated/NetOptix Corporation;

     - SDL, Inc./Veritech Microwave, Inc.;

     - Nortel Networks Corp./Xros, Inc.;

     - Nortel Networks Corp./Core Tek, Inc.;

     - Corning Incorporated/NZ Applied Technologies Corp.;

     - Cisco Systems, Inc./ArrowPoint Communications, Inc.; and

     - SDL, Inc./Photonic Integration Research, Inc.

     The effect of these completed and pending acquisitions on JDS Uniphase cannot be predicted with accuracy, but some of these competitors are aligned with companies that are larger or more well established than JDS Uniphase. As a result, these competitors may have access to greater financial, marketing and technical resources than JDS Uniphase. Also, consolidation of these and other companies may disrupt JDS Uniphase's marketing and sales efforts.


JDS UNIPHASE FACES RISKS RELATED TO ITS INTERNATIONAL OPERATIONS AND SALES


     JDS Uniphase's customers are located throughout the world. In addition, JDS Uniphase has significant offshore operations, including manufacturing facilities, sales personnel and customer support operations. JDS Uniphase's offshore operations include facilities in Great Britain, Switzerland, the Netherlands, Germany, Australia and the People's Republic of China. JDS Uniphase's international presence exposes it to risks not faced by wholly-domestic companies. Specifically, JDS Uniphase faces the following risks, among others:

     International sales are subject to inherent risks, including:

     - unexpected changes in regulatory requirements;

     - tariffs and other trade barriers;

     - political, legal and economic instability in foreign markets, particularly in those markets in which JDS Uniphase maintains manufacturing and research facilities;

     - difficulties in staffing and management;

     - language and cultural barriers;

     - seasonal reductions in business activities in the summer months in Europe and some other countries;

     - integration of foreign operations;

     - longer payment cycles;

     - greater difficulty in accounts receivable collection;

     - currency fluctuations; and

     - potentially adverse tax consequences.

     International sales accounted for approximately 40%, 38% and 32% of Uniphase's net sales in 1999, 1998 and 1997, respectively. International sales, excluding sales to the U.S., accounted for approximately 21%, 25% and 20% of JDS FITEL's net sales in 1999, 1998 and 1997, respectively. JDS Uniphase expects that international sales will continue to account for a significant portion of its net sales. JDS Uniphase may continue to expand its operations outside of the United States and to enter additional international markets, both of which will require significant management attention and financial resources.

     Since a significant portion of JDS Uniphase's foreign sales are denominated in U.S. dollars, its products may also become less price competitive in countries in which local currencies decline in value relative to the U.S. dollar. JDS Uniphase's business and operating results may also be materially and adversely affected by lower sales levels that typically occur during the summer months in Europe and some other overseas markets. Furthermore, the sales of many of JDS Uniphase's OEM customers depend on international sales and consequently further exposes it to the risks associated with such international sales.

IF JDS UNIPHASE HAS INSUFFICIENT PROPRIETARY RIGHTS OR IF IT FAILS TO PROTECT THOSE IT HAS, ITS BUSINESS WOULD BE MATERIALLY IMPAIRED

     JDS UNIPHASE MAY NOT OBTAIN THE INTELLECTUAL PROPERTY RIGHTS IT REQUIRES

     The telecommunications and laser markets in which JDS Uniphase sells its products experience frequent litigation regarding patent and other intellectual property rights. Numerous patents in these industries are held by others, including academic institutions and JDS Uniphase's competitors. In the past, Uniphase and JDS FITEL have acquired and in the future JDS Uniphase may seek to acquire license rights to these or other patents or other intellectual property to the extent necessary for its business. Unless JDS Uniphase is able to obtain such licenses on commercially reasonable terms, patents or other intellectual property held by others could inhibit its development of new products for its markets. While in the past licenses generally have been available to Uniphase and JDS FITEL where third-party technology was necessary or useful for the development or production of their products, in the future licenses to third-party technology may not be available on commercially reasonable terms, if at all. Generally, a license, if granted, includes payments by JDS Uniphase of up-front fees, ongoing royalties or a combination thereof. Such royalty or other terms could have a significant adverse impact on JDS Uniphase's operating results. JDS Uniphase is a licensee of a number of third-party technologies and intellectual property rights and is required to pay royalties to these third-party licensors on some of its telecommunications products and laser subsystems.

     JDS UNIPHASE'S PRODUCTS MAY BE SUBJECT TO CLAIMS THAT THEY INFRINGE THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS

     The industry in which JDS Uniphase operates experiences periodic claims of patent infringement or other intellectual property rights. JDS Uniphase has in the past and may from time to time in the future receive notices from third parties claiming that its products infringe upon third-party proprietary rights. Any litigation to determine the validity of any third-party claims, regardless of the merit of these claims, could result in significant expense to JDS Uniphase and divert the efforts of its technical and management personnel, whether or not JDS Uniphase is successful in such litigation. If JDS Uniphase is unsuccessful in any such litigation, it could be required to expend significant resources to develop non-infringing technology or to obtain licenses to the technology that is the subject of the litigation. JDS Uniphase may not be successful in such development or such licenses may not be available on terms acceptable to JDS Uniphase, if at all. Without such a license, JDS Uniphase could be enjoined from future sales of the infringing product or products.

     JDS UNIPHASE'S INTELLECTUAL PROPERTY RIGHTS MAY NOT BE ADEQUATELY PROTECTED

     JDS Uniphase's future depends in part upon its intellectual property, including trade secrets, know-how and continuing technological innovation. JDS Uniphase currently holds approximately 630 U.S. patents on products or processes and corresponding foreign patents and has applications for some patents currently pending. The steps taken by JDS Uniphase to protect its intellectual property may not adequately prevent misappropriation or ensure that others will not develop competitive technologies or products. Other companies may be investigating or developing other technologies that are similar to JDS Uniphase's. It is possible that patents may not be issued from any application pending or filed by JDS Uniphase and, if patents do issue, the claims allowed may not be sufficiently broad to deter or prohibit others from marketing similar products. Any patents issued to JDS Uniphase may be challenged, invalidated or circumvented. Further, the rights under JDS Uniphase's patents may not provide a competitive advantage to it. In addition, the laws of some territories in which JDS Uniphase's products are or may be developed, manufactured or sold, including Asia, Europe or Latin America, may not protect its products and intellectual property rights to the same extent as the laws of the United States.

IF JDS UNIPHASE FAILS TO SUCCESSFULLY MANAGE ITS EXPOSURE TO THE WORLDWIDE FINANCIAL MARKETS, ITS OPERATING RESULTS COULD SUFFER

     JDS Uniphase is exposed to financial market risks, including changes in interest rates, foreign currency exchange rates and marketable equity security prices. JDS Uniphase utilizes derivative financial instruments to mitigate these risks. JDS Uniphase does not use derivative financial instruments for speculative or trading purposes. The primary objective of JDS Uniphase's investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, a majority of JDS Uniphase's marketable investments are floating rate and municipal bonds, auction instruments and money market instruments denominated in U.S. dollars. JDS Uniphase hedges currency risks of investments denominated in foreign currencies with forward currency contracts. Gains and losses on these foreign currency investments are generally offset by corresponding gains and losses on the related hedging instruments, resulting in negligible net exposure to JDS Uniphase. A substantial portion of JDS Uniphase's revenue, expense and capital purchasing activities are transacted in U.S. dollars. However, JDS Uniphase does enter into these transactions in other currencies, primarily Canadian and European currencies. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, JDS Uniphase has established hedging programs. Currency forward contracts are utilized in these hedging programs. JDS Uniphase's hedging programs reduce, but do not always entirely eliminate, the impact of foreign currency exchange rate movements. Actual results on JDS Uniphase's financial position may differ materially.

IF JDS UNIPHASE FAILS TO OBTAIN ADDITIONAL CAPITAL AT THE TIMES, IN THE AMOUNTS AND UPON THE TERMS REQUIRED, ITS BUSINESS COULD SUFFER

     JDS Uniphase is devoting substantial resources for new facilities and equipment to the production of source lasers, fiber Bragg gratings and modules used in telecommunications and for the development of new solid state lasers. Although JDS Uniphase believes existing cash balances, cash flow from operations, available lines of credit and the proceeds from the recently completed public offering of its common stock and the private placement in Canada of exchangeable shares of its subsidiary, JDS Uniphase Canada, Ltd., will be sufficient to meet its capital requirements at least for the next 12 months, JDS Uniphase may be required to seek additional equity or debt financing to compete effectively in these markets. JDS Uniphase cannot precisely determine the timing and amount of such capital requirements and will depend on several factors, including its acquisitions and the demand for its products and products under development. Such additional financing may not be available when needed, or, if available, may not be on terms satisfactory to JDS Uniphase.

JDS UNIPHASE'S CURRENTLY OUTSTANDING PREFERRED STOCK AND ITS ABILITY TO ISSUE ADDITIONAL PREFERRED STOCK COULD IMPAIR THE RIGHTS OF ITS COMMON STOCKHOLDERS

     JDS Uniphase's board of directors has the authority to issue up to 799,999 shares of undesignated preferred stock and to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any wholly unissued shares of undesignated preferred stock and to fix the number of shares constituting any series and the designation of such series, without the consent of JDS Uniphase stockholders. The preferred stock could be issued with voting, liquidation, dividend and other rights superior to those of the holders of common stock. The issuance of preferred stock under some circumstances could have the effect of delaying, deferring or preventing a change in control. Each outstanding share of JDS Uniphase common stock includes one-eighth of a right. Each right entitles the registered holder, subject to the terms of the rights agreement, to purchase from JDS Uniphase one unit, equal to one one-thousandth of a share of series B preferred stock, at a purchase price of $600 per unit, subject to adjustment, for each share of common stock held by the holder. The rights are attached to all certificates representing outstanding shares of JDS Uniphase common stock, and no separate rights certificates have been distributed. The purchase price is payable in cash or by certified or bank check or money order payable to JDS Uniphase's order. The description and terms of the rights are set forth in a rights agreement between JDS Uniphase and American Stock Transfer & Trust Company, as rights agent, dated as of June 22, 1998, as amended from time to time.

     Some provisions contained in the rights plan, and in the equivalent rights plan that JDS Uniphase's subsidiary, JDS Uniphase Canada Ltd., has adopted with respect to its exchangeable shares, may have the effect of discouraging a third party from making an acquisition proposal for JDS Uniphase and may thereby inhibit a change in control. For example, such provisions may deter tender offers for shares of common stock or exchangeable shares which offers may be attractive to the stockholders, or deter purchases of large blocks of common stock or exchangeable shares, thereby limiting the opportunity for stockholders to receive a premium for their shares of common stock or exchangeable shares over the then-prevailing market prices.

SOME ANTI-TAKEOVER PROVISIONS CONTAINED IN JDS UNIPHASE'S CHARTER AND UNDER DELAWARE LAW COULD IMPAIR A TAKEOVER ATTEMPT

     JDS Uniphase is subject to the provisions of Section 203 of the Delaware General Corporation Law prohibiting, under some circumstances, publicly-held Delaware corporations from engaging in business combinations with some stockholders for a specified period of time without the approval of the holders of substantially all of its outstanding voting stock. Such provisions could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving JDS Uniphase, even if such events could be beneficial, in the short term, to the interests of the stockholders. In addition, such provisions could limit the price that some investors might be willing to pay in the future for shares of JDS Uniphase common stock. JDS Uniphase's certificate of incorporation and bylaws contain provisions relating to the limitations of liability and indemnification of its directors and officers, dividing its board of directors into three classes of directors serving three-year terms and providing that its stockholders can take action only at a duly called annual or special meeting of stockholders. These provisions also may have the effect of deterring hostile takeovers or delaying changes in control or management of JDS Uniphase.

                   THE SPECIAL MEETING OF E-TEK STOCKHOLDERS

PURPOSE OF THE SPECIAL MEETING

     The special meeting is being held so that stockholders of E-TEK may consider and vote upon a proposal to adopt the merger agreement, dated as of January 17, 2000, by and among JDS Uniphase, Rainbow Acquisition, and E-TEK and to transact any other business that properly comes before the special meeting or any adjournment of the special meeting. Additionally, E-TEK stockholders may be asked to vote upon a proposal to adjourn or postpone the special meeting. Any adjournment or postponement could be used for the purpose of allowing additional time for soliciting additional votes to approve the merger or to satisfy other conditions to closing that the parties elect to satisfy prior to the stockholder vote. Adoption of the merger agreement will also constitute approval of the merger and the other transactions contemplated by the merger agreement.

STOCKHOLDER RECORD DATE FOR THE SPECIAL MEETING

     E-TEK's board of directors has fixed the close of business on May 22, 2000, as the record date for determination of E-TEK stockholders entitled to notice of and entitled to vote at the special meeting. On May 17, 2000, there were 67,826,572 shares of E-TEK common stock outstanding, held by approximately 269 holders of record. The number of record holders does not include shares held in "street name" through brokers.

VOTE OF E-TEK STOCKHOLDERS REQUIRED FOR ADOPTION OF THE MERGER AGREEMENT

     One-third of the outstanding shares of E-TEK common stock entitled to vote at the special meeting must be represented, either in person or by proxy, to constitute a quorum at the special meeting. The affirmative vote of the holders of at least a majority of E-TEK common stock outstanding and entitled to vote at the special meeting is required to adopt the merger agreement. You are entitled to one vote for each share of E-TEK common stock held by you on the record date on each proposal to be presented to stockholders at the special meeting.

     The following officers and directors of E-TEK have entered into voting agreements with JDS Uniphase, and have agreed to vote their shares of E-TEK common stock in favor of the approval and adoption of the merger agreement and approval of the merger: Michael J. Fitzpatrick, President, Chief Executive Officer and Chairman of the Board of Directors; Sanjay Subhedar, Chief Operating Officer and Chief Financial Officer; Ming Shih, President, Asia Pacific Operations; Philip J. Anthony, Vice President, Engineering; David W. Dorman, Director; Joseph W. Goodman, Director; and Donald J. Listwin, Director. In addition, affiliates of Summit Partners, of which E-TEK Director Walter G. Kortschak is a General Partner, have also entered into voting agreements with JDS Uniphase, and have agreed to vote their shares of E-TEK common stock in favor of the approval and adoption of the merger agreement and approval of the merger. The above officers and directors and affiliates of Summit Partners, each of whom are affiliates of E-TEK, together beneficially owned approximately 17,185,751 shares of E-TEK common stock, which represented approximately 25.3% of all outstanding shares of E-TEK common stock entitled to vote at the special meeting as of May 17, 2000. As a result of these voting agreements, the vote of 16,727,536 additional shares, or approximately 24.7% of the outstanding stock of E-TEK, would be required to approve the merger assuming no additional shares have been issued between May 17, 2000 and the record date.

PROXIES

     All shares of E-TEK common stock represented by properly executed proxies that E-TEK receives before or at the special meeting will, unless the proxies are revoked, be voted in accordance with the instructions indicated thereon. If no instructions are indicated on a properly executed proxy, the shares will be voted FOR adoption of the merger agreement. You are urged to mark the applicable box on the proxy to indicate how to vote your shares.

     If a properly executed proxy is returned and the stockholder has abstained from voting on adoption of the merger agreement, the E-TEK common stock represented by the proxy will be considered present at the special meeting for purposes of determining a quorum, but will not be considered to have been voted in favor of adoption of the merger agreement. Similarly, if an executed proxy is returned by a broker holding shares of E-TEK common stock in street name which indicates that the broker does not have discretionary authority to vote on adoption of the merger agreement, the shares will be considered present at the meeting for purposes of determining the presence of a quorum, but will not be considered to have been voted in favor of adoption of the merger agreement. Your broker will vote your shares only if you provide instructions on how to vote by following the information provided to you by your broker.

     You may also vote electronically by telephone or Internet by following the electronic voting instructions on the bottom of the proxy card, if applicable.

     Because adoption of the merger agreement requires the affirmative vote of at least a majority of E-TEK common stock outstanding as of the record date, abstentions, failures to vote and broker non-votes will have the same effect as a vote against adoption of the merger agreement.

     E-TEK does not expect that any matter other than adoption of the merger agreement will be brought before the special meeting. If, however, other matters are properly presented, the persons named as proxies will vote in accordance with their judgment with respect to those matters, unless authority to do so is withheld in the proxy.

     You may revoke your proxy at any time before it is voted by notifying E-TEK by:

     - writing to Corporate Secretary, E-TEK Dynamics, Inc. 1865 Lundy Avenue, San Jose, California 95131;

     - granting a subsequent proxy;

     - appearing in person and voting at the special meeting;

     - if your broker holds your shares in street name, you must follow directions received from your broker to change your voting instructions; or

     - if you voted electronically by telephone or Internet, you can change your vote at any time by following the electronic voting instructions on the bottom of the proxy card.

     JDS Uniphase and E-TEK will equally share the expenses incurred in connection with the printing and mailing of this proxy statement-prospectus. E-TEK and EquiServe LLP, E-TEK's transfer agent, will request banks, brokers and other intermediaries holding shares beneficially owned by others to send this proxy statement-prospectus to and obtain proxies from the beneficial owners and will reimburse the holders for their reasonable expenses in so doing.

     YOU SHOULD NOT SEND IN ANY STOCK CERTIFICATES WITH YOUR PROXIES. A TRANSMITTAL FORM WITH INSTRUCTIONS FOR THE SURRENDER OF STOCK CERTIFICATES FOR E-TEK COMMON STOCK WILL BE MAILED TO YOU AS SOON AS PRACTICABLE AFTER COMPLETION OF THE MERGER.

AVAILABILITY OF ACCOUNTANTS

     PricewaterhouseCoopers LLP has acted as E-TEK's independent accountants since 1995. E-TEK expects that representatives of PricewaterhouseCoopers LLP will be present at the special meeting and will be available to respond to appropriate questions.

SOLICITATION OF PROXIES

     E-TEK will initially pay the costs of soliciting proxies. In addition to solicitation by mail, E-TEK's directors, officers and employees may solicit proxies by telephone, facsimile or otherwise. The directors, officers and employees of E-TEK will not receive compensation for such solicitation but may receive reimbursement by E-TEK for out-of-pocket expenses incurred in connection with such solicitation. E-TEK will request that brokerage firms, fiduciaries and other custodians forward copies of the proxies and this proxy statement-prospectus to the beneficial owners of shares of E-TEK common stock held of record by them, and E-TEK will reimburse them for their reasonable expenses incurred in forwarding such material. E-TEK has retained a proxy solicitation firm, Corporate Investor Communications, Inc., to aid it in the solicitation. E-TEK anticipates that its fees plus expenses to Corporate Investor Communications, Inc. will be approximately $6,000.

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

                                   THE MERGER

     This section of the proxy statement-prospectus describes material aspects of the proposed merger, including the merger agreement, the stock option agreement, the affiliate agreements, and the voting agreement. While we believe that the description covers the material terms of the merger and related transactions, this summary may not contain all of the information that is important to you. You should read this entire document and the other documents we refer to carefully for a more complete understanding of the merger.

BACKGROUND OF THE MERGER

     The provisions of the merger agreement are the result of arm's length negotiations conducted among representatives of JDS Uniphase and E-TEK and their respective legal and financial advisors. The following is a summary of the meetings, negotiations and discussions between the parties that preceded execution of the merger agreement.

     Starting in 1998, the senior management of E-TEK and Uniphase Corporation began discussions concerning ways in which the companies could work together to provide customer solutions that combined the optical component packaging abilities of E-TEK with the complementary active component products offered by Uniphase. These discussions continued through early 1999 and Uniphase's merger with JDS FITEL, creating JDS Uniphase. Following this merger, the senior management of E-TEK and JDS Uniphase continued to discuss ways in which the companies could work together to meet the increasing needs of their customers through possible OEM relationships.

     In September 1999, with the demand from telecommunications equipment manufacturers for optical components growing rapidly, Michael J. Fitzpatrick, the President and Chief Executive Officer of E-TEK, and Kevin Kalkhoven, the former Co-Chairman and Chief Executive Officer of JDS Uniphase, met and had several conversations to discuss potential business opportunities for E-TEK and JDS Uniphase. The discussions centered upon the complementary strengths of the two companies and the alternatives for meeting the challenges of increasing demand for optical components. At or about this time the parties agreed to have their respective legal counsel commence an analysis of the legal implications of an OEM agreement and/or a potential business combination of the two companies. Legal counsel focused principally upon the regulatory aspects of these potential relationships.

     On October 7, 1999, Messrs. Fitzpatrick and Kalkhoven, as well as Jozef Straus, Co-Chairman, President and Chief Operating Officer of JDS Uniphase at that time, and Sanjay Subhedar, E-TEK's Chief Financial Officer and Chief Operating Officer, met at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, in Palo Alto, California, to discuss the possible advantages of a potential combination of the two companies as well as an OEM agreement. The parties agreed to continue their discussions, and there were several telephone conversations between them through the remainder of October and into November 1999. On November 24, the parties met again at Wilson Sonsini Goodrich & Rosati's offices to continue their discussions of the OEM agreement and other strategic alternatives. These discussions led to consideration of a potential merger between the companies, and the parties agreed to meet again to continue those discussions.

     At a regular meeting of E-TEK's board of directors on December 3, Mr. Fitzpatrick reviewed his discussions with Mr. Kalkhoven. The E-TEK board of directors considered the OEM agreement and the possibility of a business combination between E-TEK and JDS Uniphase and authorized Messrs. Fitzpatrick and Subhedar to continue discussions.

     On December 6 and 9, Messrs. Fitzpatrick and Subhedar met with Messrs. Kalkhoven and Straus to continue discussion of the possible terms of an OEM agreement, as well as to explore in more depth the possibility of a strategic transaction between the companies.

     On December 16, 1999, the JDS Uniphase board of directors held its regular meeting in Ottawa, Canada following the annual stockholders meeting that occurred that morning. At that meeting, Messrs. Kalkhoven and Straus led a discussion regarding the need for the company to rapidly ramp its production capacity and product offerings to respond to the significant capacity constraints and product demands then affecting the fiber optic industry and ways in which a strategic relationship with E-TEK might address this need. The JDS Uniphase board of directors gave their approval to Messrs. Kalkhoven and Straus to continue their discussions with E-TEK regarding the proposed OEM relationship and to consider a business combination.

     In order to better assess the feasibility of the possible strategic fit between the companies, Mr. Subhedar visited the Ottawa facility of JDS Uniphase on December 16, and met with operational personnel. Mr. Subhedar also met with Messrs. Kalkhoven and Straus, and all of the other members of the JDS Uniphase board at a dinner meeting on the evening of December 16. At that meeting, the JDS Uniphase Board members became more familiar with E-TEK, Mr. Subhedar and E-TEK's business and discussed with Mr. Subhedar the capacity constraints facing the fiber optic industry, the advantages of combining the resources of the two companies to address these constraints and alternative means for the two companies to work together going forward.

     From December 17 through January 4, 2000, Mr. Fitzpatrick spoke several times in person and by telephone with Mr. Kalkhoven about the potential terms of an OEM relationship and the possibility of a business combination. Mr. Fitzpatrick also consulted separately by telephone with members of E-TEK's board of directors, and informed them of the status of his discussions with JDS Uniphase. Operations personnel from the two companies exchanged information to assess the technical feasibility of an OEM relationship during this time period.

     On December 22, 1999, E-TEK engaged Goldman, Sachs & Co. as its financial advisor to assist E-TEK in evaluating various financial alternatives available to it. On December 27, 1999, JDS Uniphase engaged Thomas Weisel Partners LLC and Banc of America Securities LLC as its financial advisors to assist JDS Uniphase in evaluating a business combination with E-TEK.

     During the week of January 3, Messrs. Fitzpatrick, Subhedar, Kalkhoven and Straus discussed the financial, operational and technical benefits of an OEM relationship, as well as the valuation and timing of a potential business combination transaction. On January 4, the companies signed a mutual confidentiality agreement, and on January 5, Messrs. Fitzpatrick and Subhedar met with Messrs. Kalkhoven and Straus to discuss the terms of the OEM agreement and a potential merger transaction. The companies' legal and financial advisors discussed the customary structural terms and conditions of a potential merger transaction including the break-up fee, lock-up option and voting rights agreements.

     On January 6, 2000, at Wilson Sonsini Goodrich & Rosati, the management of the companies continued their discussions of the OEM agreement and a potential merger. The parties and their financial and legal advisors discussed the financial terms of a merger, including the number of shares of JDS Uniphase stock to be exchanged for each E-TEK share. The parties also discussed other customary transactional terms. At the conclusion of the meeting, the parties agreed to continue negotiations regarding the terms of the transaction. Messrs. Fitzpatrick and Subhedar consulted with members of the E-TEK board of directors and updated them on the status of the discussions.

     At a special meeting of the E-TEK board of directors on January 10, 2000, at Wilson Sonsini Goodrich & Rosati, Mr. Fitzpatrick presented for the board's consideration the terms of the proposed transaction for the merger of E-TEK into JDS Uniphase whereby each E-TEK share would be exchanged for shares of JDS Uniphase as well as an OEM agreement between the companies. The board of directors invited representatives of Goldman Sachs to review the financial and business terms of the transaction, the potential combined financial statistics of the companies, the business of JDS

Uniphase, its management, ownership and valuation. Wilson Sonsini Goodrich & Rosati advised the board as to the legal and structural aspects of a possible transaction. The board members discussed with Messrs. Fitzpatrick and Subhedar the strategic benefits and risks of a potential transaction between the companies as well as potential alternatives available to E-TEK. The board unanimously authorized E-TEK's management to continue the discussions with JDS Uniphase on the terms of a merger agreement.

     In the evening of January 10, Messrs. Fitzpatrick, Subhedar, Kalkhoven and Straus and Ms. M. Zita Cobb, Senior Vice President, Strategy and Integration of JDS Uniphase, held a dinner meeting to continue their discussions of possible strategic relationships between the companies.

     On January 11, 2000, the JDS Uniphase board held a special meeting to discuss the possible merger and OEM agreement with E-TEK. JDS Uniphase's financial advisors were in attendance and provided certain financial analysis of a merger between the two companies. The JDS Uniphase board discussed the advantages of a combination with E-TEK and the proposed terms for such a combination and OEM agreement and the diligence efforts performed by JDS Uniphase as to E-TEK to that date. Beginning on January 12, the companies' respective legal and financial advisors met at Wilson Sonsini Goodrich & Rosati's offices to conduct due diligence meetings.

     On January 14, 2000, the E-TEK board of directors held a special meeting at Wilson Sonsini Goodrich & Rosati, which was also attended by Mr. Subhedar and Ming Shih, President of E-TEK's Asia Pacific Operations, as well as representatives of Goldman Sachs and Wilson Sonsini Goodrich & Rosati. Management of the company discussed its analysis of JDS Uniphase and the combined company as well as potential alternatives available to E-TEK. Goldman Sachs reviewed its financial analysis of the proposed transaction, and Wilson Sonsini Goodrich & Rosati reviewed the draft merger agreement and related documents and advised the board of its fiduciary duties. The board unanimously expressed its approval of the continued negotiations and proposed transaction structure, subject to satisfactory completion of due diligence and finalization of the merger agreement.

     On January 15 and 16, the companies finalized the principal terms of the merger and completed their due diligence and preparation of definitive agreements. On January 17, the E-TEK board of directors held a special meeting to consider approval of the merger. Goldman Sachs delivered its oral opinion, subsequently confirmed in writing, that the exchange ratio of 1.1 shares of JDS Uniphase common stock per E-TEK share was fair from a financial point of view to E-TEK's stockholders. The E-TEK board unanimously resolved to approve the merger. On January 17, the JDS Uniphase board of directors also held a special meeting to consider approval of the merger and an OEM agreement between the two companies. Following a discussion of the terms of the proposed merger and the supply relationship contemplated by the OEM agreement, each of Thomas Weisel Partners and Banc of America Securities delivered its oral opinion that the terms of the merger with E-TEK was fair from a financial point of view to the JDS Uniphase stockholders. The JDS Uniphase board of directors unanimously approved the merger and the OEM agreement. Following these board meetings, the companies delivered to each other executed copies of the merger and related agreements, and issued a press release announcing the transaction. Concurrently, the press release also announced the entering into of an OEM agreement between JDS Uniphase and E-TEK. Because of the two-for-one stock split of JDS Uniphase common stock, effective March 2, 2000, the exchange ratio of 1.1 shares of JDS Uniphase common stock has been treated as adjusted to 2.2 shares of JDS Uniphase common stock to reflect the stock split in this proxy-statement prospectus in order to maintain the economic terms of the original transaction.

REASONS FOR THE TRANSACTION

     E-TEK and JDS Uniphase are proposing to merge in response to unprecedented growth in the telecommunications industry and demand for the fiber optic networks that are enabling such growth.

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

Due to the rapid increase in demand for applications such as Internet access, email, and electronic commerce, telecommunications service providers have rapidly accelerated the deployment and bandwidth capacity of fiber optic systems in their networks. To meet these aggressive deployment plans and bandwidth needs, systems manufacturers are looking both internally and to merchant optical component and module suppliers to significantly expand production, shorten development cycles and provide new products and functionalities. The component and module manufacturers have not been able to meet these demands of the systems manufacturers to date, and this imbalance is hampering the growth of optical networking and deployment of these advanced telecommunications networks. E-TEK and JDS Uniphase believe that the merger will allow the companies to better respond to these needs of the telecommunications industry and the demands of their customers, thereby better enabling more widespread deployment of optical networks and advancement of these networks to increase bandwidth to the levels sought by the marketplace.

     E-TEK and JDS Uniphase believe that both companies will be able to serve their customers more effectively as a combined company. Specifically, E-TEK and JDS Uniphase believe that the merger would have the following benefits:

The combination of the two companies will enable a more rapid scaling of operations bringing greater volume and a broader range of products to customers faster.

     - The merger combines the companies' different areas of manufacturing expertise, for example JDS Uniphase's capability in WDM filters will be coupled with E-TEK's packaging capability.

     - Increased capacity enables the companies to respond to customers' demands for rapid increases in component supply at improved price-performance levels.

     - More manufacturing capacity allows for more efficient processes and increased production, leading to lower costs.

     - The combined company would have more resources for more rapidly expanding the scale of its operations.

The merger will combine two broad product lines to enhance offerings to customers.

     - Combined product lines will enable the companies to provide more module-level solutions with higher levels of functionality at lower costs.

     - The combined product lines of JDS Uniphase and E-TEK will provide customers with a more comprehensive solution.

     - The combined company will offer greater flexibility for customers by providing numerous technology choices and solutions for different system designs.

     - A broader selection of products will enable the combined organization to respond more quickly to its customers' specifications and to reduce product design cycle times.

The combination of the two companies can achieve higher levels of automation and lower cost.

     - Combined unit volumes of the two companies enables higher levels of investment in automation, resulting in higher quality and lower costs.

     - With the combined resources of the two companies, production lines can be automated at a faster pace allowing for improved productivity and price performance.

     - The combined company will be better able to improve the supply of raw materials, including thin film filters used in WDM, allowing the new organization to deliver more products to customers faster and meet customers' requirements for continuous cost reductions.

     - The combined efforts of the two companies allows more resources to be directed to developing manufacturing in lower cost locations.

The merger will enable more product and technology innovation for customers.

     - The broader product line of the combined company would allow for further development of integrated modules utilizing products from both companies, including both "passive" and "active" optical components.

     - Development of more integrated products shortens lead times and brings products to market faster, providing a better customer solution.

     - Combining the research and development efforts of the two companies reduces duplicative efforts and allows for more efficient use of scarce resources and limited engineering talent, leading to more rapid innovation.

     - By joining together, the companies can share intellectual property and focus additional resources on new products and technology solutions for customers.

By joining together, the companies can more effectively respond to changes in technology and the marketplace.

     - The combined company will have more resources to develop products for customers that are competitive with alternative technology platforms.

     - The merged organization will be better positioned to offer integrated products to emerging players who increasingly demand turnkey solutions.

     - By joining together, the companies will be better able to respond quickly to technological change, increased competition and market demands in an industry experiencing rapid innovation and change.

     - The combined company may be better equipped to compete with the in-house optical component manufacturing capability of large systems manufacturers, many of whom have announced acquisitions and investments to expand operations.

     Although the companies believe the merger could have the benefits described above, both companies caution that there can be no assurance that any of these benefits will be achieved and the failure to achieve one or more of these benefits may have a material adverse effect on the combined company's business, results of operations and financial condition. See "Risk Factors" on page 29.

RECOMMENDATION OF E-TEK'S BOARD OF DIRECTORS

     AT ITS MEETING ON JANUARY 17, 2000, THE E-TEK BOARD OF DIRECTORS DETERMINED THAT THE MERGER WAS FAIR TO E-TEK STOCKHOLDERS AND IN THE BEST INTERESTS OF E-TEK AND ITS STOCKHOLDERS AND APPROVED THE MERGER AGREEMENT. ACCORDINGLY, THE E-TEK BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AND RECOMMENDS THAT E-TEK STOCKHOLDERS VOTE FOR APPROVAL OF THE MERGER PROPOSAL.

     In reaching its decision to approve the merger agreement, the E-TEK board of directors consulted with (1) its legal counsel regarding the legal terms of the transaction and the obligations of the E-TEK board of directors in its consideration of the proposed transaction, (2) its financial advisors regarding the financial aspects of the proposed transaction and the fairness from a financial point of view of the exchange ratio to E-TEK's stockholders, and (3) the management of E-TEK.

The factors that the E-TEK board of directors considered in reaching its determination include, but were not limited to, the following:

     - historical information concerning E-TEK's and JDS Uniphase's respective businesses, financial performance and condition, operations, technology and management, including public reports concerning results of operations during the most recent fiscal year and fiscal quarter for each company filed with the SEC;

     - E-TEK's management's view of the financial condition, results of operations and businesses of E-TEK and JDS Uniphase before and after giving effect to the merger;

     - current financial market conditions and historical market prices, volatility and trading information with respect to the E-TEK common stock and the JDS Uniphase common stock;

     - the relationship between the market value of the E-TEK common stock and the consideration to be received by stockholders of E-TEK in the merger, along with a comparison of comparable merger transactions;

     - the belief that the terms of the merger agreement are reasonable;

     - the opinion of Goldman, Sachs that the exchange ratio pursuant to the merger agreement was fair from a financial point of view to E-TEK's stockholders;

     - the impact of the merger on E-TEK's customers and employees; and

     - reports from management and from E-TEK's legal and financial advisors as to the results of each of their due diligence investigations of JDS Uniphase.

     In the course of its analysis, E-TEK's board of directors also considered the strategic benefits of the transaction. The board of directors determined that:

     - the combined company will likely be able to better serve its customers in the telecommunications industry and accelerate the deployment of optical networking technology;

     - E-TEK's stockholders would have the opportunity to participate in the potential for growth of the combined company after the merger;

     - increased manufacturing capacity may enhance the combined company's ability to meet the rapidly expanding demand for its products;

     - the broadening and integration of the companies' product lines may enable the combined company to meet the needs of its customers more effectively and efficiently;

     - combined technological resources may allow the combined company to compete more effectively by providing it with enhanced ability to develop new products and greater functionality for existing products;

     - the creation of a larger field sales organization, the expansion of the companies' dedicated sales teams, greater marketing resources and financial strength may present improved opportunities for marketing the products of the combined company; and

     - the structure of the transaction may provide significant advantages in increasing the opportunity for (a) effectively utilizing the skills and resources of the companies' respective management teams and (b) matching the respective "corporate cultures" of the two companies while maintaining some of the most important aspects of each culture.

     The E-TEK board also considered potentially negative factors relating to the merger, including:

     - the risk that the potential benefits sought in the merger might not be fully realized;

     - the possibility that the merger might not be consummated and the effect of the public announcement of the merger on (a) E-TEK's sales and operating results, particularly the effect on key customer and supplier relationships, (b) E-TEK's ability to attract and retain key management, marketing and technical personnel and (c) the progress of certain development projects;

     - the substantial charges to be incurred in connection with the merger, including costs of integrating the businesses and transaction expenses arising from the merger;

     - the risk that despite the efforts of the combined company, key technical and management personnel might not remain employed by the combined company; and

     - various other risks.

     The E-TEK board of directors concluded that these factors were outweighed by the potential benefits to be gained by the merger agreement and the completion of the proposed merger.

     The above discussion of the material factors considered by the E-TEK board of directors is not intended to be exhaustive, but does set forth the principal factors considered by the E-TEK board of directors. The E-TEK board of directors collectively reached the unanimous conclusion to approve the merger agreement and the merger in light of the various factors described above and other factors that each member of the E-TEK board of directors felt were appropriate. In view of the wide variety of factors considered by the E-TEK board in connection with its evaluation of the merger and the complexity of these matters, the E-TEK board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. Rather, the E-TEK board made its recommendation based on the totality of information presented to and the investigation conducted by it. In considering the factors discussed above, individual directors may have given different weights to different factors.

     In considering the recommendation of E-TEK's board of directors with respect to the merger agreement, you should be aware that some directors and officers of E-TEK have interests in the merger that are different from, or are in addition to, the interests of E-TEK stockholders generally. Please see the section entitled "Interests of Directors and Officers in the Merger" on page 59 of this proxy statement-prospectus.

OPINION OF E-TEK'S FINANCIAL ADVISOR

     On January 17, 2000, Goldman Sachs delivered its oral opinion to the board of directors of E-TEK that as of that date, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to the holders of E-TEK common stock. Goldman Sachs subsequently confirmed its earlier opinion by delivery of its written opinion dated January 17, 2000.

     THE FULL TEXT OF THE WRITTEN OPINION OF GOLDMAN SACHS IS CONTAINED IN ANNEX
D. GOLDMAN SACHS PROVIDED ITS OPINION FOR THE INFORMATION AND ASSISTANCE OF THE E-TEK BOARD OF DIRECTORS IN CONNECTION WITH ITS CONSIDERATION OF THE MERGER. IT IS NOT A RECOMMENDATION TO ANY HOLDER OF E-TEK COMMON STOCK AS TO HOW ANY STOCKHOLDER SHOULD VOTE AT THE E-TEK MEETING. THE SUMMARY OF THE GOLDMAN SACHS OPINION BELOW IS QUALIFIED BY ITS FULL TEXT. HOLDERS OF E-TEK COMMON STOCK ARE URGED TO, AND SHOULD, READ THE GOLDMAN SACHS OPINION IN ITS ENTIRETY.

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

     In connection with its opinion, Goldman Sachs reviewed, among other things:

     - the merger agreement;

     - the Registration Statements on Form S-1 of E-TEK, including the prospectuses therein dated December 1, 1998 and August 11, 1999, relating to the initial public offering and secondary offering of the E-TEK common stock;

     - Annual Reports on Form 10-K of E-TEK for the fiscal year ended June 30, 1999 and of JDS Uniphase and its predecessors for the five fiscal years ended June 30, 1999, respectively;

     - a number of interim reports to stockholders and Quarterly Reports on Form 10-Q of E-TEK and JDS Uniphase;

     - the Registration Statement on Form S-4 of JDS Uniphase, including the proxy statement/prospectus therein dated December 22, 1999, related to the proposed merger of Optical Coating Laboratory, Inc. with a newly formed wholly owned subsidiary of JDS Uniphase;

     - a number of other communications from E-TEK and JDS Uniphase to their respective stockholders;

     - a number of internal financial analyses and forecasts for E-TEK prepared by its management;

     - a number of internal financial analyses and forecasts for JDS Uniphase prepared by its management; and

     - a number of financial analyses and forecasts for JDS Uniphase prepared by E-TEK's management.

     Goldman Sachs also held discussions with members of the senior management of E-TEK and JDS Uniphase regarding their assessment of the strategic rationale for, and the potential benefits of, the merger and the past and current business operations, financial condition, and future prospects of their respective companies. In addition, Goldman Sachs reviewed the reported price and trading activity for the E-TEK common stock and the JDS Uniphase common stock, which, like many communications technology related stocks, have been and are likely to continue to be subject to significant short term price and trading volatility, and compared some financial and stock market information for E-TEK and JDS Uniphase with similar information for several other companies with publicly traded securities. In addition, Goldman Sachs reviewed the financial terms of certain recent business combinations in the communications technology industry specifically and other industries generally. Goldman Sachs also performed other studies and analyses that it considered appropriate.

     Goldman Sachs relied upon the accuracy and completeness of all of the financial and other information discussed with E-TEK or reviewed by it and assumed that accuracy and completeness for purposes of rendering its opinion. Goldman Sachs assumed with the consent of E-TEK that the internal financial analyses and forecasts for E-TEK prepared by its management and the financial analyses and forecasts for JDS Uniphase prepared by E-TEK's management were reasonably prepared on a basis reflecting the best currently available estimates and judgments of E-TEK. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities of E-TEK or JDS Uniphase or any of their respective subsidiaries. No evaluation or appraisal of the assets and liabilities of E-TEK or JDS Uniphase or any of their respective subsidiaries was furnished to Goldman Sachs. Goldman Sachs assumed that all material governmental, regulatory or other consents and approvals necessary to complete the merger will be obtained without any adverse effect on E-TEK or JDS Uniphase or on the contemplated benefits of the merger. Goldman Sachs provided its opinion for the information and assistance of the board of directors of E-TEK in connection with its consideration of the merger. The Goldman Sachs opinion is not a recommendation as to how any holder of E-TEK common stock should vote.

     The following is a summary of the material financial analyses used by Goldman Sachs in connection with providing its oral and written opinions to E-TEK's board of directors dated January 17, 2000. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the text accompanying each summary.

     Historical Stock Trading Analysis. Goldman Sachs reviewed the historical trading prices and volumes for the E-TEK common stock and the JDS Uniphase common stock. In addition, Goldman Sachs analyzed the consideration to be received by holders of E-TEK common stock pursuant to the merger agreement in relation to the one day, one week, and one month closing market prices of the E-TEK common stock. Based on the $192.19 closing price of the JDS Uniphase common stock on January 14, 2000 times the exchange ratio of 1.1 (prior to giving effect to the two-for-one stock split of JDS Uniphase common stock effected as to JDS Uniphase stockholders of record as of March 2, 2000), this analysis indicated that the price per share of E-TEK common stock to be paid pursuant to the merger agreement represented a premium of:

     - 63% based on the closing market price of $129.69 per share of E-TEK common stock on January 13, 2000;

     - 69% based on the closing market price of $124.94 per share of E-TEK common stock one week prior to the date of the merger agreement; and

     - 140% based on the closing market price of $88.13 per share of E-TEK common stock one month prior to the date of the merger agreement.

     Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information relating to E-TEK to corresponding financial information, ratios and public market multiples for the following publicly traded companies:

    OPTICAL AND SYSTEMS       INTERNET INFRASTRUCTURE  OTHER COMMUNICATIONS
         COMPANIES                   COMPANIES              COMPANIES
    -------------------       -----------------------  --------------------
JDS Uniphase                  Juniper Networks, Inc.   3Com Corporation
Alcatel                       Redback Networks Inc.    Broadcom Corporation
Cisco Systems, Inc.           Sycamore Networks Inc.   Ciena Corporation
Corning Incorporated          Foundry Networks Inc.    Tellabs, Inc.
Ericsson LM Telephone Co.
Lucent Technologies Inc.
Motorola, Inc.
Nokia Corporation
Nortel Networks Corporation
SDL Inc.
Siemens AG

Goldman Sachs chose these companies because they were publicly-traded companies with operations that for purposes of the analysis Goldman Sachs considered reasonably similar to E-TEK. Goldman Sachs calculated and compared various financial multiples and ratios in order to indicate how various valuation multiples and financial ratios for E-TEK compare on a relative basis to those of selected public companies which Goldman Sachs considered comparable to E-TEK. The multiples for E-TEK were calculated using a price of $135.88, the closing price of the E-TEK common stock on the Nasdaq National Market on January 14, 2000. The multiples and ratios for E-TEK were based on information provided by E-TEK's management and the multiples for each of the selected companies were based on the most recent publicly available information.

     The following table presents the ranges, the mean and the median figures for the selected companies for:

          (1) leveraged revenue multiples;

          (2) estimated year 2000 price/earnings ratios as a multiple of growth;

          (3) estimated calendar year 2000 and 2001 price/earnings ratios; and

          (4) five-year EPS growth rate.

     As used here, "P/E" means the ratio of price to earnings; "LTM" means the latest twelve months; "EBIT" means earnings before interest and taxes; and "EPS" means earnings per share.

                         OPTICAL AND SYSTEMS COMPANIES

  MULTIPLES OF LEVERAGED MARKET                                                  E-TEK AT
       CAPITALIZATION TO:             RANGE(A)       MEDIAN(A)    MEAN(A)    $135.88/SHARE(B)
  -----------------------------    --------------    ---------    -------    ----------------
CY1999 Estimated Revenue.........    1.2x - 89.5x       6.9x       20.3x           41.1x
CY2000 Estimated Revenue.........    1.2x - 51.8x       5.7x       13.6x           27.0x

P/E MULTIPLE
2000CY Estimates.................  36.1x - 234.1x      63.5x       87.9x          144.5x
2001CY Estimates.................  28.9x - 163.7x      58.9x       74.2x          114.5x
2000 P/E/5-Year EPS Growth.......     1.4x - 5.2x       2.8x        3.1x            4.8x
5-Year I/B/E/S EPS Growth........   15.3% - 45.0%      23.5%       26.0%           30.0%

                       INTERNET INFRASTRUCTURE COMPANIES

       MULTIPLES OF LEVERAGED                                                       E-TEK AT
     MARKET CAPITALIZATION TO:            RANGE(A)        MEDIAN(A)   MEAN(A)   $135.88/SHARE(B)
     -------------------------        -----------------   ---------   -------   ----------------
CY1999 Estimated Revenue............     55.3x - 462.8x      228.4x    243.7x         41.1x
CY2000 Estimated Revenue............     31.0x - 176.9x      114.6x    109.3x         27.0x

P/E MULTIPLE
2000CY Estimates....................  377.9x - 8,954.2x    1,049.0x   2,857.5x       144.5x
2001CY Estimates....................  270.0x - 1,611.8x      474.9x    707.9x        114.5x
2000 P/E/5-Year EPS Growth..........      9.4x - 179.1x       21.0x     57.6x          4.8x
5-Year I/B/E/S EPS Growth...........      40.0% - 50.0%       50.0%     47.5%         30.0%

                         OTHER COMMUNICATIONS COMPANIES

  MULTIPLES OF LEVERAGED MARKET                                                    E-TEK AT
       CAPITALIZATION TO:              RANGE(A)        MEDIAN(A)    MEAN(A)    $135.88/SHARE(B)
  -----------------------------    ----------------    ---------    -------    ----------------
CY1999 Estimated Revenue.........      2.7x - 70.1x      15.5x        25.9x          41.1x
CY2000 Estimated Revenue.........      2.5x - 46.6x      10.8x        17.7x          27.0x

P/E MULTIPLE
2000CY Estimates.................    35.5x - 236.2x      74.6x       105.2x         144.5x
2001CY Estimates.................    29.4x - 178.9x      49.0x        76.6x         114.5x
2000 P/E/5-Year EPS Growth.......       1.4x - 4.7x       2.7x         2.9x           4.8x
5-Year I/B/E/S EPS Growth........     20.0% - 50.0%      30.0%        32.5%          30.0%

-------------------------
(a) Price/earnings ratios were based upon I/B/E/S International, Inc. estimates as of January 14, 2000. I/B/E/S International Inc. is a data service that monitors and publishes compilations of earnings estimates by selected research analysts regarding companies of interest to institutional investors. EPS and revenue estimates for each of E-TEK and JDS Uniphase were based on E-TEK's management estimates. Lucent Technologies' EPS was based on Goldman Sachs' research analysts. All other revenue estimates were based on various research analysts.

(b) The closing price of the E-TEK common stock on January 14, 2000.

     Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to selected transactions with values exceeding $2 billion in the communications technology industry since 1996. Goldman Sachs analyzed, among other things:

          (1) levered aggregate consideration as a multiple of LTM sales;

          (2) equity consideration as a multiple of LTM net income;

          (3) equity consideration as a multiple of estimated net income for one year after the transaction; and

          (4) the ratio of price paid in the transaction to the target's earnings as a multiple of the target's estimated long term growth.

     As of January 14, 2000, the statistics derived from this analyses are set forth below:

                                                    RANGE         MEDIAN    MEAN     MERGER
                                                --------------    ------    -----    ------
MULTIPLES OF LEVERAGED MARKET CAPITALIZATION
  TO:
LTM Sales...................................     2.0x - 677.3x     9.5x     52.8x     75.2x
MULTIPLES OF EQUITY CONSIDERATION TO:
LTM Net Income..............................    34.5x - 180.5x    75.1x     80.5x    414.6x
Estimated Net Income........................     19.1x - 89.3x    46.7x     47.3x    192.3x
MULTIPLES OF P/E PAID TO:
Long Term Growth............................       0.5x - 4.8x     1.5x      1.6x      6.4x

     Goldman Sachs also analyzed the premium to the market value for each of the transactions, calculated using the closing market price of the target's stock five trading days prior to the announcement of the transaction. The following table sets forth the result of this analysis:

                                                                     % PREMIUM
                                                          -------------------------------
                                                          HIGH     LOW     MEDIAN    MEAN
                                                          -----    ----    ------    ----
One Week Prior..........................................  109.8%   (7.5%)   33.2%    37.6%

Goldman Sachs compared this to the 55.6% premium to be paid in the merger to the holders of E-TEK common stock based on the market value of the E-TEK common stock on January 14, 2000.

     Pro Forma Merger Analysis. Goldman Sachs prepared an analysis of the pro forma cash EPS impact, i.e. excluding goodwill, of the merger on the E-TEK shareowners, based on estimates for E-TEK and JDS Uniphase prepared by E-TEK's management for the years 2000 and 2001. Goldman Sachs performed this analysis under two scenarios: JDS Uniphase prior to its contemplated merger with OCLI and JDS Uniphase combined with OCLI.

     The following table shows the result of this analysis:

                                           PRE-OCLI      PRE-OCLI     POST-OCLI    POST-OCLI
                                            MERGER        MERGER       MERGER        MERGER
                                           PRO FORMA    ACCRETION     PRO FORMA    ACCRETION
                                           CASH EPS     (DILUTION)    CASH EPS     (DILUTION)
                                           ---------    ----------    ---------    ----------
FY2000...................................    $.69           2.4%        $ .75          1.1%
CY2000...................................    $.83           0.6%        $ .89         (1.1%)
FY2001...................................    $.98          (0.4%)       $1.08         (2.2%)

     Contribution Analysis. Goldman Sachs reviewed historical and estimated future operating and financial information, including, among other things, revenue, EBIT and net income, for E-TEK and JDS Uniphase and the relative contribution of E-TEK and JDS Uniphase to the combined entity resulting from the merger, based on E-TEK management's estimates. Goldman Sachs performed this analysis both before and after giving effect to JDS Uniphase' pending merger with OCLI.

     The result of this analysis is set forth below:

                                            E-TEK CONTRIBUTION     E-TEK CONTRIBUTION
                                            (PRE-OCLI MERGER)      (POST-OCLI MERGER)
                                            ------------------    --------------------
FY2000 Revenue............................         20.5%                  18.6%
CY2000 Revenue............................         19.6%                  17.7%
FY2001 Revenue............................         19.1%                  16.2%
FY2000 EBIT...............................         20.2%                  N.A.
CY2000 EBIT...............................         19.3%                  N.A.
FY2001 EBIT...............................         18.7%                  16.4%
FY2000 Net Income.........................         18.9%                  17.1%
CY2000 Net Income.........................         17.6%                  15.8%
FY2001 Net Income.........................         16.8%                  14.4%

These statistics were then compared to the pro forma ownership by E-TEK stockholders on a diluted basis of the common stock of the combined company implied by the merger consideration of 16.5% in the pre-OCLI merger scenario and 15.6% in the post-OCLI merger scenario.

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs' opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all such analyses. No company or transaction used in the above analyses as a comparison is directly comparable to E-TEK or JDS Uniphase or the merger. The analyses were prepared solely for purposes of Goldman Sachs providing its opinion to the E-TEK board of directors as to the fairness from a financial point of view of the exchange ratio pursuant to the merger agreement and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control the parties or their respective advisors, none of E-TEK, JDS Uniphase, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast. As described above, Goldman Sachs' opinion to the board of directors of E-TEK was one of many factors taken into consideration by the E-TEK board of directors in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analysis performed by Goldman Sachs and is qualified by reference to the written opinion of Goldman Sachs set forth in Annex D hereto.

     Goldman Sachs, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. Goldman Sachs is familiar with E-TEK since it has provided various investment banking services to E-TEK in the past. These services include having acted as managing underwriter of the initial public offering of 5,000,000 shares of E-TEK common stock in December 1998 and having acted as managing underwriter of the public offering of 6,000,000 shares of E-TEK common stock in August 1999. E-TEK selected Goldman Sachs as its financial advisor because it is a nationally recognized investment banking firm that has substantial experience in transactions similar to the merger.

     Goldman Sachs provides a full range of financial, advisory and brokerage services and in the course of its normal trading activities may from time to time effect transactions and hold positions in the securities or options on securities of E-TEK and/or JDS Uniphase for its own account and for the account of customers.

     Pursuant to a letter agreement dated December 22, 1999, E-TEK engaged Goldman Sachs to act as its financial advisor in connection with the merger. E-TEK has agreed to pay Goldman Sachs upon consummation of the merger customary transaction fees. E-TEK has also agreed to indemnify Goldman Sachs against certain liabilities, including certain liabilities under the federal securities laws.

INTERESTS OF DIRECTORS AND OFFICERS IN THE MERGER

     When considering the recommendation of E-TEK's board of directors, you should be aware that E-TEK's directors and officers have interests in the merger that are different from, or are in addition to, your interests. In particular, some of the directors and executive officers of E-TEK participate in arrangements and have continuing indemnification against liabilities that provide them with interests in the merger that are different from, or are in addition to, your interests.

     E-TEK's officers and directors and affiliates of Summit Partners, each whom are affiliates of E-TEK, together beneficially owned approximately 17,185,751 shares of E-TEK common stock, which represented 25.3% of all outstanding shares of E-TEK common stock entitled to vote at the special meeting of E-TEK as of May 17, 2000 and these persons have agreed to vote in favor of the merger.

     Under the terms of the existing employment agreement of E-TEK's Chairman of the Board of Directors, President and Chief Executive Officer, Michael J. Fitzpatrick, will receive full vesting of all unvested options and stock after the merger, 1,591,063 additional shares as of the date of this proxy statement/prospectus. Mr. Fitzpatrick will also receive a lump sum severance payment equal to two times his current base salary and bonus upon his termination. Mr. Fitzpatrick may also receive other benefits having an aggregate value of approximately $380,000.

     In addition, effective January 17, 2000, E-TEK entered into change-in-control agreements with three of its directors, David W. Dorman, Donald J. Listwin and Joseph W. Goodman, and its Chief Operating Officer and Chief Financial Officer, Sanjay Subhedar. The agreements provide that all options and stock held by these persons will immediately vest upon a change of control, including this merger. Under these arrangements, a total of approximately 965,417 shares would vest as of the date of this proxy statement/prospectus. Mr. Subhedar is also entitled by the terms of his employment agreement to up to one additional year of his current base salary if he does not accept other employment and may also receive other benefits having an aggregate value of approximately $60,000.

     E-TEK's board of directors also resolved on January 17, 2000 that E-TEK's President, Asia Pacific Operations, Ming Shih, will be entitled to maintain his current position for the lesser of one year after the merger or until the completion of the manufacturing facility in China, and receive the title of Fellow upon retirement, assuming successful completion of the manufacturing facility. If Mr. Shih is not given a comparable position at E-TEK upon his return to E-TEK's headquarters from China, Mr. Shih will be entitled to six months additional vesting of his options and restricted stock, or 84,183 additional shares as of the date of this proxy statement-prospectus. Mr. Shih may also receive other benefits having an aggregate value of approximately $60,000.

     In addition, each of the directors' and Mr. Fitzpatrick's and Mr. Subhedar's arrangements provide that if each is subject to any excise tax due to the classification of any payments by E-TEK to such person as "excess parachute payments" within the meaning of Section 280G or 4999 of the Internal Revenue Code, E-TEK will pay such person an amount so that the amount realizable by him is the same as if there were no excise tax. Based on the current exchange ratio and market price of JDS Uniphase common stock, the total amount of such payments is estimated to be $37,686,000, assuming the merger is completed on May 18, 2000.

     Under the merger agreement, JDS Uniphase has agreed to honor E-TEK's obligations under indemnification agreements between E-TEK and its directors and officers in effect before the completion of the merger and any indemnification provisions of E-TEK's certificate of incorporation and bylaws. JDS Uniphase has also agreed to provide for indemnification provisions in the certificate of incorporation and bylaws of the surviving corporation of the merger that are at least as favorable as E-TEK's provisions. In addition, JDS Uniphase has agreed to maintain E-TEK's directors' and officers' liability insurance for six years from the completion of the merger, provided that JDS Uniphase is not required to pay more than 150% of the amount of the premium E-TEK paid for insurance at the completion of the merger.

     After the merger, under the terms of the merger agreement, Donald J. Listwin and Michael J. Fitzpatrick will join the JDS Uniphase Board of Directors as Class I and III directors, respectively.

     As a result of these interests, these directors and officers of E-TEK may be more likely to vote to approve the merger agreement than if they did not hold these interests. E-TEK's stockholders should consider whether these interests may have influenced these directors and officers to support or recommend the merger.

COMPLETION AND EFFECTIVENESS OF THE MERGER

     JDS Uniphase and E-TEK will complete the merger when all of the conditions to completion of the merger are satisfied or waived, including adoption of the merger agreement by the stockholders of E-TEK. The merger will become effective on the filing of a certificate of merger with the State of Delaware.

     JDS Uniphase and E-TEK are working towards completing the merger as quickly as possible and hope to complete it in the second calendar quarter of 2000.

STRUCTURE OF THE MERGER AND CONVERSION OF E-TEK COMMON STOCK

     In accordance with the merger agreement and Delaware law, Rainbow Acquisition will merge with and into E-TEK. As a result of the merger, the separate corporate existence of Rainbow

Acquisition will cease and E-TEK will survive the merger as a wholly owned subsidiary of JDS Uniphase.


     Upon completion of the merger, each outstanding share of E-TEK common stock, other than shares held by JDS Uniphase and its subsidiaries, will be converted into the right to receive 2.2 fully paid and nonassessable shares of JDS Uniphase common stock, which gives effect to the two-for-one stock split of JDS Uniphase common stock effected as to JDS Uniphase stockholders of record as of March 2, 2000. The number of shares of JDS Uniphase common stock issuable in the merger will be proportionately adjusted for any stock split, stock dividend or similar event with respect to E-TEK common stock or JDS Uniphase common stock that takes place between the date of the merger agreement and the completion of the merger. In addition, concurrently with the merger, it is intended that the holders of the outstanding exchangeable shares of E-TEK's subsidiary, Lundy Technology Co., will receive 2.2 exchangeable shares of JDS Uniphase's subsidiary, JDS Uniphase Canada, Ltd., in exchange for each Lundy exchangeable share.


     No certificate or scrip representing fractional shares of JDS Uniphase common stock will be issued in connection with the merger. Instead of a fraction of a share you will receive cash, without interest, equal to the product of the fraction and the closing price of one share of JDS Uniphase common stock on the last trading day before the effective time of the merger.

EXCHANGE OF E-TEK STOCK CERTIFICATES FOR JDS UNIPHASE STOCK CERTIFICATES

     When the merger is completed, the exchange agent will mail you a letter of transmittal and instructions for surrendering your E-TEK stock certificates in exchange for JDS Uniphase stock certificates. When you deliver your E-TEK stock certificates to the exchange agent along with a properly executed letter of transmittal and any other required documents, your E-TEK stock certificates will be canceled and you will receive JDS Uniphase stock certificates representing the number of full shares of JDS Uniphase common stock to which you are entitled under the merger agreement. You will receive payment in cash, without interest, instead of any fractional shares of JDS Uniphase common stock which you would otherwise have received.

     YOU SHOULD NOT SUBMIT YOUR E-TEK STOCK CERTIFICATES FOR EXCHANGE UNLESS AND UNTIL YOU RECEIVE THE TRANSMITTAL INSTRUCTIONS AND A FORM OF LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT.

     You are not entitled to receive any dividends or other distributions on JDS Uniphase common stock until the merger is completed and you have surrendered your E-TEK stock certificates in exchange for JDS Uniphase stock certificates.

     If there is any dividend or other distribution on JDS Uniphase common stock with a record date after the merger and a payment date prior to the date you surrender your E-TEK stock certificates in exchange for JDS Uniphase stock certificates, promptly after your shares of JDS Uniphase common stock are issued you will receive the distribution or dividend on those shares. If there is any dividend or other distribution on JDS Uniphase common stock with a record date after the merger and a payment date after the date you surrender your E-TEK stock certificates in exchange for JDS Uniphase stock certificates, you will receive the distribution or dividend on your shares promptly after the payment date.

     JDS Uniphase will only issue a JDS Uniphase stock certificate or a check in lieu of a fractional share in a different name than the name in which a surrendered E-TEK stock certificate is registered if you present the exchange agent with all documents required to show and effect the unrecorded transfer of ownership and show that you paid any applicable stock transfer taxes.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS OF THE MERGER

     In the opinion of Morrison & Foerster LLP and Wilson Sonsini Goodrich & Rosati, Professional Corporation, the following are the material United States federal income tax considerations of the merger assuming that the merger is effected as described in the merger agreement and this proxy statement-prospectus. These opinions and the following discussion are based on and subject to the Internal Revenue Code of 1986, as amended, the regulations promulgated under the Internal Revenue

Code, existing administrative interpretations and court decisions, all of which are subject to change, possibly with retroactive effect, and assumptions, limitations, representations and covenants, including those contained in certificates of officers of JDS Uniphase and E-TEK expected to be executed as of the completion of the merger. This discussion does not address all aspects of United States federal income taxation that may be important to you in light of your particular circumstances or if you are subject to special rules, such as rules relating to:

     - stockholders who are not citizens or residents of the United States;

     - stockholders subject to the alternative minimum tax provisions of the tax code;

     - financial institutions;

     - tax-exempt organizations;

     - insurance companies;

     - dealers in securities;

     - stockholders who acquired their shares of E-TEK common stock pursuant to the exercise of options or similar derivative securities or otherwise as compensation; and

     - stockholders who hold their shares of E-TEK common stock as part of a hedge, straddle or other risk reduction, constructive sale or conversion transaction.

This discussion assumes you hold your shares of E-TEK common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code.

     JDS Uniphase's and E-TEK's obligations to complete the merger are conditioned on, among other things, JDS Uniphase's receipt of an opinion dated as of the completion of the merger from Morrison & Foerster LLP and E-TEK's receipt of an opinion dated as of the completion of the merger from Wilson Sonsini Goodrich & Rosati, Professional Corporation, in each case stating that the merger will constitute a tax-free reorganization under Section 368(a) of the Internal Revenue Code. Alternatively, this condition will also be satisfied upon the delivery of such tax opinion to JDS Uniphase and E-TEK from either Morrison & Foerster LLP or Wilson Sonsini Goodrich & Rosati, Professional Corporation. The opinions of counsel to be provided at the completion of the merger will be based on then existing law, will assume the absence of changes in existing facts and will rely on assumptions, representations and covenants including those contained in certificates executed by officers of JDS Uniphase, E-TEK and Rainbow Acquisition and dated as of the completion of the merger. The opinions neither bind the IRS nor preclude the IRS from adopting a contrary position, and it is possible that the IRS may successfully assert a contrary position in litigation or other proceedings. Neither JDS Uniphase nor E-TEK intends to obtain a ruling from the IRS with respect to the tax consequences of the merger.

     Tax Implications to E-TEK Stockholders. Except as discussed below, you will not recognize gain or loss for United States federal income tax purposes when you exchange your E-TEK common stock for JDS Uniphase common stock pursuant to the merger. The aggregate tax basis of the JDS Uniphase common stock you receive as a result of the merger will be the same as your aggregate tax basis in the E-TEK common stock you surrender in exchange for the JDS Uniphase common stock, reduced by the tax basis of any shares of E-TEK common stock for which you receive cash instead of fractional shares of JDS Uniphase common stock. The holding period of the JDS Uniphase common stock you receive as a result of the exchange will include the period during which you held the E-TEK common stock you exchange in the merger.

     You will recognize gain or loss for United States federal income tax purposes with respect to the cash you receive instead of a fractional share interest in JDS Uniphase common stock. Your gain or loss will be measured by the difference between the amount of cash you receive and the portion of

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the tax basis of your shares of E-TEK common stock allocable to the shares of
E-TEK common stock exchanged for the fractional share interest. This gain or loss will be capital gain or loss and will be a long-term capital gain or loss if you have held your shares of E-TEK common stock for more than one year at the time the merger is completed.

     Tax Implications to JDS Uniphase, E-TEK and Rainbow Acquisition, Inc. None of JDS Uniphase, E-TEK or Rainbow Acquisition, Inc. will recognize gain or loss for United States federal income tax purposes solely as a result of the merger.

     THE FOREGOING DISCUSSION IS NOT INTENDED TO BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OR ANY OTHER CONSEQUENCES OF THE MERGER. IN ADDITION, THE DISCUSSION DOES NOT ADDRESS TAX CONSEQUENCES WHICH MAY VARY WITH, OR ARE CONTINGENT ON, YOUR INDIVIDUAL CIRCUMSTANCES. MOREOVER, THE DISCUSSION DOES NOT ADDRESS ANY NON-INCOME TAX OR ANY FOREIGN, STATE OR LOCAL TAX CONSEQUENCES OF THE MERGER. ACCORDINGLY, YOU ARE STRONGLY URGED TO CONSULT WITH YOUR TAX ADVISOR TO DETERMINE THE PARTICULAR UNITED STATES FEDERAL, STATE, LOCAL OR FOREIGN INCOME OR OTHER TAX CONSEQUENCES TO YOU OF THE MERGER.

ACCOUNTING TREATMENT OF THE MERGER

     JDS Uniphase intends to account for the merger with E-TEK as the accounting acquirer in a purchase business combination for financial reporting and accounting purposes, under generally accepted accounting principles. After the merger, the results of operations of E-TEK will be included in the consolidated financial statement of JDS Uniphase.

REGULATORY FILINGS AND APPROVALS REQUIRED TO COMPLETE THE MERGER

     The merger is subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, which prevents reportable transactions from being completed until statutory waiting periods expire or are terminated. During such waiting periods, the Antitrust Division of the Department of Justice or the Federal Trade Commission may request the parties to provide, voluntarily or otherwise, certain information relevant to their review. JDS Uniphase and E-TEK have made the required filings with the Department of Justice and the Federal Trade Commission and the applicable waiting periods have not yet expired. On March 31, 2000, JDS Uniphase and E-TEK received requests for additional information and other documentary material from the Antitrust Division of the U.S. Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. This request extends the waiting period for this transaction. JDS Uniphase and E-TEK intend to comply with all requests for information from any government entity. The requirements of Hart-Scott-Rodino will be satisfied if the merger is completed within one year from the termination of the waiting period.

     During or after the statutory waiting periods, and even after completion of the merger, either the Antitrust Division of the Department of Justice or the Federal Trade Commission could challenge or seek to block the merger under the antitrust laws, as it deems necessary or desirable in the public interest. Foreign competition agencies with jurisdiction over the merger could also initiate action to challenge or block the merger. In addition, a competitor, customer or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin the merger, before or after it is completed. JDS Uniphase and E-TEK cannot be sure that a challenge to the merger will not be made or that, if a challenge is made, JDS Uniphase and E-TEK will prevail.

RESTRICTIONS ON SALES OF SHARES BY AFFILIATES OF E-TEK AND JDS UNIPHASE

     The shares of JDS Uniphase common stock to be issued in connection with the merger will be registered under the Securities Act of 1933 and will be freely transferable under the Securities Act, except for shares of JDS Uniphase common stock issued to any person who is deemed to be an

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

affiliate of either JDS Uniphase or E-TEK at the time of the special meeting. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control of either JDS Uniphase or E-TEK and may include some of their officers and directors, as well as their principal stockholders. Some affiliates of E-TEK entered into affiliate agreements in connection with the merger. See "Affiliate Agreements" on page 74. Affiliates may not sell their shares of JDS Uniphase common stock acquired in connection with the merger except under:

     - an effective registration statement under the Securities Act covering the resale of those shares;

     - an exemption under paragraph (d) of Rule 145 under the Securities Act; or

     - any other applicable exemption under the Securities Act.

     JDS Uniphase's registration statement on Form S-4, of which this proxy statement-prospectus forms a part, does not cover the resale of shares of JDS Uniphase common stock to be received by affiliates in the merger.

LISTING ON THE NASDAQ NATIONAL MARKET OF JDS UNIPHASE COMMON STOCK TO BE ISSUED IN THE MERGER

     Under the merger agreement, JDS Uniphase shall cause the shares of JDS Uniphase common stock to be issued in the merger to be approved for listing on the Nasdaq National Market, subject to official notice of issuance.

NO APPRAISAL RIGHTS

     Under Delaware corporate law, holders of E-TEK common stock are not entitled to appraisal rights in connection with the merger because, on the record date, E-TEK common stock was designated and quoted for trading on the Nasdaq National Market and will be converted into shares of JDS Uniphase common stock, which at the effective time of the merger will be listed on the Nasdaq National Market.

DELISTING AND DEREGISTRATION OF E-TEK COMMON STOCK AFTER THE MERGER

     If the merger is completed, E-TEK common stock will be delisted from the Nasdaq National Market and will be deregistered under the Securities Exchange Act of 1934.

DIVIDEND POLICY

     JDS Uniphase has never paid a cash dividend on its common stock since its inception and does not anticipate paying any cash dividends in the foreseeable future. E-TEK has never paid a cash dividend on its common stock since its inception and does not anticipate paying any cash dividends in the foreseeable future.

THE MERGER AGREEMENT

     The following is a brief summary of the material provisions of the merger agreement. JDS Uniphase and E-TEK urge you to read the entire merger agreement, which is attached as Annex A, in its entirety. This summary is qualified in its entirety by reference to the full text of the merger agreement.

     The Merger. At the closing of the merger, Rainbow Acquisition Inc., a wholly owned subsidiary of JDS Uniphase, will merge with and into E-TEK. As a result of the merger, E-TEK will become a wholly owned subsidiary of JDS Uniphase.

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     Conversion of Securities. Each share of E-TEK common stock issued and outstanding immediately before the effective time of the merger will automatically convert into the right to receive 2.2 shares of JDS Uniphase common stock. JDS Uniphase will not issue any fractional shares. Instead of receiving a fractional share, an E-TEK stockholder will receive cash equal to the same fraction of the closing price of the JDS Uniphase common stock on the day of the closing.

     Representations and Warranties. JDS Uniphase and E-TEK each made a number of customary representations and warranties in the merger agreement regarding aspects of their respective businesses, financial condition, structure and other facts pertinent to the merger.

     The representations given by E-TEK cover the following topics, among others, as they relate to E-TEK and its subsidiaries:

     - E-TEK's corporate organization and its qualification to do business;

     - E-TEK's certificate of incorporation and bylaws;

     - E-TEK's capitalization;

     - E-TEK's authorization of the merger agreement;

     - E-TEK's filings and reports with the SEC;

     - E-TEK's financial statements;

     - the absence of material changes or events in E-TEK's business between June 30, 1999 and January 17, 2000;

     - E-TEK's liabilities;

     - E-TEK's material contracts;

     - E-TEK's litigation;

     - E-TEK's employee benefit plans and employment agreements;

     - E-TEK's labor matters;

     - information supplied by E-TEK in this proxy statement-prospectus and the related registration statement filed by JDS Uniphase;

     - E-TEK's taxes and tax returns;

     - environmental laws that apply to E-TEK;

     - E-TEK's brokers;

     - E-TEK's disclosure of all material information;

     - the opinions of E-TEK's financial advisor;

     - intellectual property owned or used by E-TEK;

     - change in control payments of E-TEK resulting from the merger;

     - absence of antitakeover statutes;

     - E-TEK's title to the properties it owns and leases; and

     - E-TEK's Year 2000 matters.

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

     The representations given by JDS Uniphase cover the following topics, among others, as they relate to JDS Uniphase and its subsidiaries:

     - JDS Uniphase's corporate organization and its qualification to do business;

     - JDS Uniphase's certificate of incorporation and bylaws;

     - JDS Uniphase's and Rainbow Acquisition's capitalization;

     - JDS Uniphase's and Rainbow Acquisition's authorization of the merger agreement;

     - JDS Uniphase's filings and reports with the SEC;

     - JDS Uniphase's financial statements;

     - the absence of material changes or events in JDS Uniphase's business between June 30, 1999 and January 17, 2000;

     - JDS Uniphase's liabilities;

     - JDS Uniphase's material contracts;

     - JDS Uniphase litigation;

     - JDS Uniphase's labor matters;

     - information supplied by JDS Uniphase in this proxy statement-prospectus and the related registration statement filed by JDS Uniphase;

     - JDS Uniphase's taxes and tax returns;

     - environmental laws that apply to JDS Uniphase;

     - JDS Uniphase's brokers;

     - JDS Uniphase's disclosure of all material information;

     - the opinion of JDS Uniphase's financial advisors;

     - intellectual property owned or used by JDS Uniphase;

     - JDS Uniphase's title to properties it owns and leases; and

     - JDS Uniphase's year 2000 matters.

     The representations and warranties in the merger agreement are complicated and not easily summarized. You are urged to carefully read the articles of the merger agreement entitled "Representations and Warranties of Company" and "Representations and Warranties of Parent and Merger Sub."

     E-TEK's Conduct of Business before Completion of the Merger. E-TEK agreed that until the earlier of the completion of the merger or the termination of the merger agreement or unless JDS Uniphase consents in writing, E-TEK and its subsidiaries will operate its businesses in the usual, regular and ordinary course and use commercially reasonable efforts to:

     - preserve intact its assets and current business organizations;

     - keep available the services of its current officers, employees and consultants; and

     - maintain its material contracts and preserving its relationships with:

       - customers;

       - suppliers; and

       - others having business dealings with E-TEK and its subsidiaries.

     E-TEK also agreed that until the earlier of the completion of the merger or the termination of the merger agreement or unless JDS Uniphase consents in writing, E-TEK and its subsidiaries would

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

conduct their business in compliance with specific restrictions relating to, among other things, the following:

     - the modification of E-TEK's certificate of incorporation and bylaws;

     - the issuance and redemption of securities, except up to 2,000,000 shares of common stock on exercise of stock options issued in the ordinary course of business under existing employee stock plans and shares issuable under existing grants under E-TEK's stock purchase plans;

     - the disposition of certain of E-TEK's assets;

     - any modification in the vesting period of options granted under E-TEK's stock option plans;

     - the issuance of dividends or other distributions;

     - the liquidation or restructuring of E-TEK, or a merger involving E-TEK;

     - an increase in the compensation payable to E-TEK's officers or employees, except regular annual salary adjustments made in the ordinary course of business;

     - investment in any subsidiary or other entity, except minority investments not to exceed $5 million individually or $30 million in the aggregate;

     - changes in accounting policies and procedures;

     - the incurrence of indebtedness and discharge of indebtedness outside the ordinary course of business;

     - the acquisition of assets or other entities;

     - capital expenditures;

     - the entrance into material contracts, or their termination or modification;

     - settlement of claims;

     - tax elections and liabilities;

     - any action that would delay the consummation of the merger agreement; and

     - revaluation of E-TEK's assets.

     The agreements related to the conduct of E-TEK's business in the merger agreement are complicated and not easily summarized. You are urged to carefully read the article of the merger agreement entitled "Conduct of Business Pending the Merger."

     JDS Uniphase's Conduct of Business before Completion of the Merger. JDS Uniphase agreed that until the earlier of the completion of the merger or the termination of the merger agreement or unless E-TEK consents in writing, JDS Uniphase and its subsidiaries will operate its businesses in the usual, regular and ordinary course and use commercially reasonable efforts to:

     - preserve intact its assets and current business organizations;

     - keep available the services of its current officers, employees and consultants; and

     - maintain its material contracts and preserve its relationships with:

       - customers;

       - suppliers; and

       - others having business dealings with JDS Uniphase and its subsidiaries.

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     JDS Uniphase also agreed that until the earlier of the completion of the merger or the termination of the merger agreement or unless E-TEK consents in writing, JDS Uniphase and its subsidiaries would conduct their business in compliance with specific restrictions relating to, among other things, the following:

     - any action that would delay the consummation of the merger; and

     - the acquisition of other entities, except minority investments in other entities not to exceed $5 million individually or $30 million in the aggregate.

     No Other Negotiations Involving E-TEK. Until the merger is completed or the merger agreement is terminated, E-TEK has agreed, subject to limited exceptions, that neither it nor any of its subsidiaries will:

     - solicit, initiate, knowingly encourage or facilitate any inquiries or the making of a proposal relating to any "alternative transaction," as defined below;

     - enter into any discussions or negotiations regarding any alternative transaction, except as to the existence of the alternative transaction provisions in the merger agreement;

     - engage in discussions or enter into a confidentiality agreement with, any person with respect to any alternative transaction; and

     - agree to or endorse an alternative transaction.

     If any officer or director of E-TEK or any of its subsidiaries or any investment banker, attorney or other advisor or representative of E-TEK or any of its subsidiaries violates any of the restrictions in the immediately preceding paragraph, E-TEK will be deemed to have breached the relevant restriction.

     Between the date of the merger agreement and the earlier of the completion of the merger or the termination of the merger agreement, E-TEK may furnish information regarding E-TEK to, or enter into discussions with, any person or group in response to an unsolicited bona fide proposal by the person or group relating to an alternative transaction, or enter into an agreement with respect to an alternative transaction if, and only to the extent that:

     - E-TEK's board of directors concludes in good faith, after consultation with its outside legal counsel, that the action is reasonably necessary for E-TEK's board of directors to comply with its fiduciary obligations under Delaware law;

     - E-TEK's board of directors believes that the terms of the proposal relating to the alternative transaction are or could reasonably be expected to lead to an alternative transaction that is more favorable to E-TEK's stockholders than the terms of the merger transaction with JDS Uniphase; and

     - prior to furnishing any such information to, or entering into discussions or negotiations with, the person or group, E-TEK gives JDS Uniphase written notice of the identity of such person or group and of E-TEK's intention to furnish information to, or enter into discussions or negotiations with, such person or group.

     In addition, E-TEK is permitted to comply with Rule 14e-2 of the Securities Exchange Act of 1934 with regard to an alternative transaction.

     E-TEK has agreed to promptly inform and provide updates to JDS Uniphase of any of the following:

     - any proposal for an alternative transaction or any inquiry that E-TEK believes or reasonably should believe would lead to any alternative transaction;

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

     - the material terms and conditions of such proposal or inquiry; and

     - the identity of the person or group making any such proposal or inquiry.

E-TEK further agreed to keep JDS Uniphase informed in all material respects of the status and details, including material changes to such request, alternative transaction or inquiry.

     An "alternative transaction" is any of the following:

     - any acquisition or purchase from E-TEK, or any tender offer or exchange offer, by any person or group of more than a 25% interest in the total outstanding voting securities of E-TEK;

     - any merger or other business combination involving E-TEK in which any third party acquires more than 25% of the total outstanding voting securities of E-TEK or any entity resulting from such transaction;

     - any transaction by which a third party acquires control of all or substantially all of E-TEK's assets;

     - any liquidation or dissolution of E-TEK; or

     - any repurchase by E-TEK of at least 25% of its total outstanding voting securities.

     Directors of JDS Uniphase following the Closing. JDS Uniphase has agreed that, effective as of the closing, JDS Uniphase will cause the size of its Board of Directors to be increased to twelve members, and will appoint Michael J. Fitzpatrick and Donald J. Listwin as Class III and I directors, respectively, to serve until their successors are duly elected and qualified.

     E-TEK's Employee Benefit Plans. Individuals who are employed by E-TEK at the time the merger is completed will continue to be employees of E-TEK as the surviving corporation in the merger. JDS Uniphase has agreed that all continuing employees of E-TEK will be eligible to participate in JDS Uniphase's employee benefit plans and arrangements to the same extent as similarly situated employees of JDS Uniphase.

     Treatment of E-TEK Stock Options. JDS Uniphase will assume E-TEK's stock option plans in the merger. Upon completion of the merger, each outstanding award, including restricted stock, stock equivalents and stock units, under any employee incentive or benefit plans, programs or arrangements maintained by E-TEK that provide for grants of equity-based awards, will be amended or converted into a similar instrument of JDS Uniphase, with adjustments to preserve their value. The other terms of each E-TEK award, and the plans or agreements under which they were issued, will continue to apply, including any provisions providing for acceleration. Each outstanding option to purchase E-TEK common stock will be converted, in accordance with its terms, into an option to purchase the number of shares of JDS Uniphase common stock equal to 2.2 times the number of shares of E-TEK common stock which could have been obtained before the merger upon the exercise of each option, rounded down to the nearest whole share. The exercise price will equal the exercise price per share of E-TEK common stock subject to the option before conversion divided by 2.2, rounded up to the nearest whole cent.

     Some executive officers and directors of E-TEK have change-in-control agreements which provide for the acceleration of unvested options on the completion of the merger. As a result, unvested options held by these executive officers and directors will immediately vest on the completion of the merger.

     JDS Uniphase will file a registration statement on Form S-8 for the shares of JDS Uniphase common stock issuable with respect to options under the E-TEK stock option and stock purchase plans and will use its commercially reasonable efforts to maintain the effectiveness of that registration

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

statement for as long as any of the options remain outstanding, to the same extent that JDS Uniphase maintains the effectiveness of its existing Forms S-8.

     Indemnification. JDS Uniphase has agreed to honor E-TEK's obligations under indemnification agreements between E-TEK and its directors and officers in effect before the completion of the merger and any indemnification provisions of E-TEK's certificate of incorporation and bylaws. JDS Uniphase has also agreed to provide for indemnification provisions in the certificate of incorporation and bylaws of the surviving corporation of the merger that are at least as favorable as E-TEK's provisions.

     In addition, JDS Uniphase has agreed to maintain E-TEK's directors' and officers' liability insurance for six years from the completion of the merger, provided that JDS Uniphase is not required to pay more than 150% of the premium for E-TEK's insurance.

CONDITIONS TO COMPLETION OF THE MERGER

     The obligations of JDS Uniphase and E-TEK to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of each of the following conditions before completion of the merger:

     - the merger agreement must be approved and adopted and the merger must be approved by the holders of a majority of outstanding shares of E-TEK common stock entitled to vote;

     - JDS Uniphase's registration statement must be effective, no stop order suspending its effectiveness will be in effect and no proceedings for suspension of its effectiveness will be pending before or threatened by the SEC;

     - no law, regulation, injunction or other order may be enacted or issued which has the effect of making the merger illegal or otherwise prohibiting completion of the merger substantially on the terms contained in the merger agreement;

     - JDS Uniphase and E-TEK must each receive from their respective tax counsel, an opinion to the effect that the merger will constitute a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code and these opinions must not have been withdrawn; and

     - The waiting period, and any extension thereof, applicable to the completion of the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or under any other premerger notification statute of a foreign jurisdiction must either have expired or been terminated.

     E-TEK's obligations to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of each of the following additional conditions before completion of the merger:

     - JDS Uniphase's representations and warranties must be true and correct as of the date the merger is to be completed as if made at and as of such time except for the following:

       - to the extent JDS Uniphase's representations and warranties address matters only as of a particular date, they must be true and correct as of that date, except that if any of these representations and warranties are not true and correct as of a particular date but the effect in each case, or in the aggregate, of the inaccuracies of these representations and breaches of these warranties does not have a material adverse effect on JDS Uniphase, then this condition will be deemed satisfied;

       - if any of these representations and warranties are not true and correct but the effect in each case, or in the aggregate, of the inaccuracies of these representations and breaches of these

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

warranties does not have a material adverse effect on JDS Uniphase, then this condition will be deemed satisfied;

     - JDS Uniphase must have performed or complied in all material respects with all of its agreements and covenants required by the merger agreement to be performed or complied with by JDS Uniphase at or before completion of the merger; and

     - a material adverse change relating to JDS Uniphase must not have occurred.

     JDS Uniphase's obligations to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of each of the following additional conditions before completion of the merger:

     - E-TEK's representations and warranties must be true and correct as of the date the merger is to be completed as if made at and as of such time except for the following:

       - to the extent E-TEK's representations and warranties address matters only as of a particular date, they must be true and correct as of that date, except that if any of these representations and warranties are not true and correct as of a particular date but the effect in each case, or in the aggregate, of the inaccuracies of these representations and breaches of these warranties does not have a material adverse effect on E-TEK, then this condition will be deemed satisfied;

       - if any of these representations and warranties are not true and correct but the effect in each case, or in the aggregate, of the inaccuracies of these representations and breaches of these warranties does not have a material adverse effect on E-TEK, then this condition will be deemed satisfied; and

     - E-TEK must have performed or complied in all material respects with all of its agreements and covenants required by the merger agreement to be performed or complied with by E-TEK at or before completion of the merger; and

     - a material adverse change relating to E-TEK must not have occurred.

TERMINATION OF THE MERGER AGREEMENT

     The merger agreement may be terminated at any time prior to completion of the merger, whether before or after the approval and adoption of the merger agreement and approval of the merger by the E-TEK stockholders:

     - by mutual written consent of JDS Uniphase and E-TEK;

     - by JDS Uniphase or E-TEK, if the merger is not completed before October 31, 2000, unless the party relying on this provision caused the delay;

     - by JDS Uniphase or E-TEK, if there is any order, decree or ruling of a court or governmental authority having the effect of permanently restraining, enjoining or prohibiting the completion of the merger which is final and non-appealable, except that this right to terminate the merger agreement is not available to any party who has failed to comply with its respective obligation to obtain any consents, approvals and other appropriate authorizations required by the merger agreement;

     - by JDS Uniphase or E-TEK, if the requisite vote of the E-TEK stockholders necessary for the approval and adoption of the merger agreement fails to be obtained at the E-TEK special meeting or at any adjournment of that meeting, except that this right to terminate the merger agreement is not available to E-TEK where the failure to obtain the requisite vote of the E-TEK stockholders shall have been caused by E-TEK's breach of the merger agreement; or

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     - by JDS Uniphase or E-TEK, upon a material breach of any representation, warranty, covenant or agreement on the part of the other party in the merger agreement, or if any of the other party's representations or warranties are or become untrue so that the corresponding condition to completion of the merger would not be met, and the breach cannot be cured or is not cured within 30 days or the breaching party did not use commercially reasonable efforts to cure the breach within the 30 days.

Furthermore, JDS Uniphase may terminate the merger agreement if any of the following shall have occurred:

     - E-TEK's board of directors withdraws or changes in a manner adverse to JDS Uniphase its recommendation in favor of the merger;

     - E-TEK's board of directors approves or recommends any offer or proposal from a party other than JDS Uniphase relating to an extraordinary transaction, such as a merger or a sale of significant assets; or

     - a person unaffiliated with JDS Uniphase starts a tender or exchange offer for 15% or more of the outstanding shares of E-TEK, and E-TEK's board of directors recommends that its stockholders tender their shares.

Furthermore, E-TEK may terminate the merger agreement if:

     - prior to the requisite vote of E-TEK's stockholders to approve the merger transaction, E-TEK receives an unsolicited proposal from a third party to acquire E-TEK on terms that the Board of Directors determines to be more favorable to the E-TEK's stockholders than the terms of the merger with JDS Uniphase.

PAYMENT OF TERMINATION FEES

     E-TEK is required to pay JDS Uniphase a termination fee of $350 million within one business day after termination of the merger agreement if:

     - E-TEK stockholders do not approve the merger, provided that prior to such vote of the stockholders a takeover proposal is publicly announced and such takeover proposal has not been withdrawn by the third party or otherwise rejected by the board of directors of E-TEK;

     - E-TEK stockholders do not approve the merger, provided that prior to such vote of the stockholders and regardless of whether the takeover proposal has been withdrawn by a third party or otherwise rejected by the board of directors of E-TEK, E-TEK enters into a definitive agreement with respect to a takeover proposal within 12 months following the date of the proposed stockholder vote;

     - JDS Uniphase terminates the merger agreement because the board of directors of E-TEK withdraws or changes in a manner adverse to JDS Uniphase its recommendation in favor of the merger, the board of directors of E-TEK have recommended to its stockholders any offer or proposal from a party other than JDS Uniphase relating to an extraordinary transaction, such as a merger or a sale of significant assets, or a person unaffiliated with JDS Uniphase starts a tender or exchange offer for 15% or more of the outstanding shares of E-TEK, and E-TEK's board of directors recommends that its stockholders tender their shares; or

     - E-TEK terminates the merger agreement because, prior to the requisite vote of E-TEK's stockholders to approve the merger transaction, E-TEK receives an unsolicited proposal from a third party to acquire E-TEK on terms that the E-TEK board of directors determines to be more favorable to E-TEK's stockholders than the terms of the merger with JDS Uniphase.

     JDS Uniphase is required under some circumstances to pay E-TEK a termination fee of $100 million if the merger is not completed by October 31, 2000.

     E-TEK is required to pay JDS Uniphase $15 million, which the parties agree is a reasonable estimate of JDS Uniphase's out-of-pocket expenses in connection with the merger transaction, in the event that E-TEK stockholders do not approve the merger and E-TEK is not otherwise required to pay JDS Uniphase a termination fee due to a failure to obtain E-TEK stockholder approval.

EXTENSION, WAIVER AND AMENDMENT OF THE MERGER AGREEMENT

     Subject to applicable law, JDS Uniphase and E-TEK may amend the merger agreement before completion of the merger by mutual written consent.

     Either JDS Uniphase or E-TEK may extend the other's time for the performance of any of the obligations or other acts under the merger agreement, waive any inaccuracies in the other's representations and warranties and waive compliance by the other with any of the agreements or conditions contained in the merger agreement.

THE STOCK OPTION AGREEMENT

     The stock option agreement grants JDS Uniphase the option to acquire 19.9% of the total outstanding shares of common stock of E-TEK as of January 17, 2000. 19.9% of the total outstanding shares of common stock of E-TEK as of January 1, 2000, as represented by E-TEK in the merger agreement, is equal to 13,515,123 shares of E-TEK common stock. The exercise price of the option is $211.41 per share of E-TEK common stock, payable in cash. The number of shares issuable upon exercise of the option and the exercise price of the option is subject to adjustment in the event of any stock dividend, splits, mergers, recapitalizations, or the like. JDS Uniphase required E-TEK to enter into the stock option agreement as a condition to entering into the merger agreement.

     The option is intended to increase the likelihood that the merger will be completed. Some of the aspects of the stock option agreement may have the effect of discouraging persons who might be interested in acquiring all or a significant interest in E-TEK or its assets before completion of the merger.

     The full text of the stock option agreement is attached as Annex B to this proxy statement-prospectus, and you are urged to read the stock option agreement in its entirety.

     Exercise Events. JDS Uniphase may exercise the option, in whole or in part, from time to time, upon any event which would result in E-TEK being unconditionally required to pay JDS Uniphase a termination fee of $350 million.

     Termination. The option will terminate and cease to be exercisable upon the earliest to occur of any of the following:

     - immediately prior to the completion of the merger;

     - termination of the merger agreement by E-TEK, other than where an exercise event has occurred; and

     - one year following any termination of the merger agreement where an exercise event has occurred.

     JDS Uniphase cannot exercise the option if it is in material breach of its representations or warranties, or in material breach of any of its covenants or agreements contained in the stock option agreement or in the merger agreement. Exercise of the option may require regulatory approvals.

     Repurchase at the Option of JDS Uniphase. During the period when the option is exercisable, JDS Uniphase may require E-TEK to repurchase from JDS Uniphase the unexercised portion of the option and all the shares of E-TEK common stock purchased by JDS Uniphase under the option that JDS Uniphase then owns.

     Economic Benefit to JDS Uniphase is Limited. The stock option agreement limits the cash proceeds, including the amount, if any, paid to JDS Uniphase as a termination fee under the merger agreement and any amounts received from the repurchase option, which may be received by JDS Uniphase on exercise of its put right, to $600 million.

     Registration Rights. The stock option agreement grants registration rights to JDS Uniphase with respect to the shares of E-TEK common stock represented by the option, including the right to demand that E-TEK register all or part of such shares with the SEC, provided that JDS Uniphase will only be able to make two such demands and the right to register all or part of such shares may be reduced if E-TEK, at the time of such a demand, is in registration with respect to an underwritten public offering of its shares. In addition, upon JDS Uniphase's request for registration, E-TEK has the option to purchase all of the option shares for cash at the price equal to the product of the number of option shares and the per share average of the closing sale prices of E-TEK common stock on the Nasdaq National Market for the 10 trading days preceding the date of JDS Uniphase's request for registration.

AFFILIATE AGREEMENTS

     Some members of E-TEK's board of directors and officers of E-TEK are being requested by JDS Uniphase to execute affiliate agreements prior to closing. Under the affiliate agreements, JDS Uniphase will be entitled to place appropriate legends on the certificates evidencing any JDS Uniphase common stock to be received by these persons and to issue stop transfer instructions to the transfer agent for the JDS Uniphase common stock. Further, these persons have also acknowledged the resale restrictions imposed by Rule 145 under the Securities Act on shares of JDS Uniphase common stock to be received by them in the merger.

VOTING AGREEMENTS

     Concurrently with the execution of the merger agreement, the following officers and directors of E-TEK have entered into voting agreements with JDS Uniphase, and have agreed to vote their shares of E-TEK common stock in favor of the approval and adoption of the merger agreement and approval of the merger:
Michael J. Fitzpatrick, President, Chief Executive Officer and Chairman of the Board of Directors; Sanjay Subhedar, Chief Operating Officer and Chief Financial Officer; Ming Shih, President, Asia Pacific Operations; Philip J. Anthony, Vice President, Engineering; David W. Dorman, Director; Joseph W. Goodman, Director; and Donald J. Listwin, Director. In addition, affiliates of Summit Partners, of which E-TEK Director Walter G. Kortschak is a General Partner, have also entered into voting agreements with JDS Uniphase, and have agreed to vote their shares of E-TEK common stock in favor of the approval and adoption of the merger agreement and approval of the merger. Under the terms of the voting agreement, such E-TEK stockholders have granted an irrevocable proxy and power of attorney to the General Counsel and Secretary of JDS Uniphase to vote or act by written consent with respect to the shares they hold. The above officers and directors and affiliates of Summit Partners, each of whom are affiliates of E-TEK, together beneficially owned approximately 17,185,751 shares of E-TEK common stock, which represented approximately 25.3% of all outstanding shares of E-TEK common stock entitled to vote at the special meeting as of May 17, 2000. None of the E-TEK stockholders who are a party to the voting agreement were paid additional consideration in connection with entering the voting agreement. Each E-TEK stockholder who is a party to the voting agreement agreed not to sell or transfer any of its shares owned or acquired by such person until the closing of the merger or the termination of the merger agreement in accordance with its terms.

OPERATIONS AFTER THE MERGER

     Following the merger, E-TEK will continue its operations as a wholly owned subsidiary of JDS Uniphase for a period of time determined by JDS Uniphase. The membership of JDS Uniphase's board of directors will change as a result of the merger. Michael J. Fitzpatrick, E-TEK's current chairman of the board of directors, president and chief executive officer, and Donald J. Listwin, a current member of E-TEK's board of directors, will join JDS Uniphase's board of directors as Class III and I directors, respectively. The current directors and officers of Rainbow Acquisition will be the directors and officers of E-TEK after the completion of the merger. In addition, some officers of JDS Uniphase may also serve as officers of E-TEK. The stockholders of E-TEK will become stockholders of JDS Uniphase, and their rights as stockholders will be governed by the JDS Uniphase certificate of incorporation, as currently in effect, the JDS Uniphase bylaws and the laws of the State of Delaware. See "Comparison of Rights of Holders of E-TEK Common Stock and JDS Uniphase Common Stock" below.

           COMPARISON OF RIGHTS OF HOLDERS OF E-TEK COMMON STOCK AND
                           JDS UNIPHASE COMMON STOCK

     This section of the proxy statement-prospectus describes the material differences between the rights of holders of E-TEK common stock and holders of JDS Uniphase common stock. While JDS Uniphase and E-TEK believe that the description covers the material differences between the two, this summary may not contain all of the information that is important to you. You should carefully read this entire document and the other documents we refer to for a more complete understanding of the differences between being a stockholder of E-TEK and being a stockholder of JDS Uniphase.

     JDS Uniphase and E-TEK are incorporated under the laws of the State of Delaware. The rights of their stockholders are governed by Delaware law and by their respective certificates of incorporation and bylaws. If the merger is completed, stockholders of E-TEK will become stockholders of JDS Uniphase and the rights of stockholders of E-TEK will be governed by Delaware law, the JDS Uniphase certificate and JDS Uniphase bylaws. The following summarizes differences in the charter documents of E-TEK and JDS Uniphase that could materially affect the rights of stockholders of E-TEK after completion of the merger. A number of the provisions of JDS Uniphase's charter documents may have the effect of delaying, deferring or preventing a change in control of JDS Uniphase.

CAPITALIZATION


     The total authorized shares of capital stock of E-TEK consist of (1) 300,000,000 shares of common stock, $0.001 par value per share, and (2) 25,000,000 shares of preferred stock, $0.01 par value per share, one of which is designated as special voting stock and the remainder of which is undesignated. As of May 17, 2000, there were 68,212,105 shares of E-TEK common stock outstanding (including 385,533 shares of common stock issuable upon exchange of the outstanding exchangeable shares of E-TEK's Canadian subsidiary, Lundy Technology Co.). On May 23, 2000, E-TEK issued one share of special voting stock, which share of special voting stock grants voting rights in E-TEK to the outstanding exchangeable shares of Lundy Technology Co. Holders of the exchangeable shares of Lundy Technology Co. may tender their holdings for E-TEK common stock on a one-for-one basis at any time prior to June 22, 2002. In addition, concurrently with the merger, it is intended that the holders of the outstanding exchangeable shares of Lundy Technology Co. will receive 2.2 exchangeable shares of JDS Uniphase's subsidiary, JDS Uniphase Canada, Ltd., in exchange for each Lundy exchangeable share. Holders of the exchangeable shares of JDS Uniphase Canada, Ltd. may tender their holdings for JDS Uniphase common stock on a one-for-one basis.

     The E-TEK board of directors is authorized to issue preferred stock from time to time in one or more series and to determine and fix voting powers, designations, preferences and rights granted to or imposed upon any unissued series of preferred shares, including the rights and terms of dividends, redemption, conversion and liquidation preference of the shares of any such series. The E-TEK board of directors, without stockholder approval, can issue E-TEK preferred stock with dividend, voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of E-TEK common stock. E-TEK preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of E-TEK or make removal of management more difficult. Additionally, issuing E-TEK preferred stock may cause the market price of E-TEK common stock to decrease.

     The total authorized shares of capital stock of JDS Uniphase consist of (1) 3,000,000,000 shares of common stock $0.001 par value per share, and (2) 1,000,000 shares of preferred stock, $0.001 par value per share, 100,000 of which are designated as series A preferred stock, 100,000 of which are designated as series B preferred stock, one of which is designated as special voting stock and the remainder of which is undesignated. At the close of business on May 17, 2000, there were 783,132,297 shares of JDS Uniphase common stock outstanding (including 184,356,512 shares of common stock issuable upon exchange of the outstanding exchangeable shares of JDS Uniphase's subsidiary, JDS Uniphase Canada, Ltd.), 100,000 shares of series A preferred stock outstanding, no shares of series B preferred stock outstanding and one share of special voting stock outstanding, which share of special voting stock grants voting rights in JDS Uniphase to the outstanding exchangeable shares of JDS Uniphase Canada, Ltd. In addition, on that date, there were 184,356,512 exchangeable shares of JDS Uniphase's subsidiary, JDS Uniphase Canada, Ltd., outstanding. Holders of the exchangeable shares of JDS Uniphase Canada, Ltd., may tender their holdings for JDS Uniphase common stock on a one-for-one basis at any time.

     The JDS Uniphase board of directors' right to issue preferred stock is similar to the right of the E-TEK board to issue preferred stock.

NUMBER OF DIRECTORS

     JDS Uniphase's bylaws fix the authorized number of directors at ten. JDS Uniphase's board of directors or stockholders may change such number by amending the bylaws. The merger agreement provides that the board of directors shall be increased from ten to twelve effective upon the completion of the merger.

     E-TEK's bylaws fix the authorized number of directors at five. E-TEK's board of directors or stockholders may change such number by amending the bylaws.

VOTING RIGHTS

     Each holder of JDS Uniphase and E-TEK common stock is entitled to one vote for each share held of record. Elections of directors are determined by a plurality of the votes cast by the stockholders entitled to vote at the election.

     Under Delaware law, unless the corporation's certificate of incorporation provides otherwise, there can be no cumulative voting for the election of directors. JDS Uniphase's and E-TEK's certificates do not provide for cumulative voting.

CLASSIFIED BOARD OF DIRECTORS

     A classified board is one to which some, but not all, of the directors are elected on a rotating basis each year. Delaware law permits, but does not require, a classified board of directors with staggered terms under which one-half or one-third of the directors are elected for terms of two or

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

three years, respectively. Currently, JDS Uniphase and E-TEK each has a classified board under which one-third of its directors are elected each year for a term of three years. Having a classified board of directors makes it more difficult for stockholders to change management.

DIRECTOR VOTING

     JDS Uniphase's bylaws and E-TEK's bylaws provide that the number of directors constituting a quorum shall be a majority of the number of authorized directors.

REMOVAL OF DIRECTORS

     Under Delaware law, unless otherwise restricted by the certificate of incorporation or by the corporation's bylaws, any director or the entire board of directors may be removed with or without cause by the holders of a majority of the shares then entitled to vote at an election of directors; provided, however, that so long as stockholders of the corporation are entitled to cumulative voting, no individual director may be removed without cause, unless the entire board is removed, if the number of votes cast against such removal would be sufficient to elect the director if then cumulatively voted at an election of the class of directors of which the director is a part. Whenever the holders of any class or series are entitled to elect one or more directors by the certificate of incorporation, the director or directors may be removed without cause only if there are sufficient votes by the holders of the outstanding shares of that class or series. A vacancy created by the removal of a director may be filled only by the approval of the stockholders.

     JDS Uniphase's bylaws and E-TEK's bylaws provide that the board of directors or any director may be removed with or without cause at a special meeting of stockholders by a vote of stockholders holding a majority of the outstanding shares entitled to vote at an election of directors.

     Under Delaware law, no reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of the director's term of office.

FILLING VACANCIES ON THE BOARD OF DIRECTORS

     Under Delaware law, vacancies and newly created directorships may be filled by a majority of the directors then in office, even though less than a quorum, unless otherwise provided in the certificate of incorporation or bylaws and unless the certificate of incorporation directs that a particular class is to elect the director, in which case any other directors elected by such class, or a sole remaining director, shall fill such vacancy. JDS Uniphase's and E-TEK's bylaws allow a majority of the directors then in office to fill any vacancy on the board even if they make up less than a quorum.

     E-TEK's bylaws also provide that if, at the time of filling a vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole Board of Directors (as constituted immediately prior to any such increase), then the Delaware Court of Chancery may, upon application of any stockholder or stockholders holding at least ten percent of the total number of shares at the time outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.

ADVANCE NOTICE OF STOCKHOLDER PROPOSALS

     JDS Uniphase's and E-TEK's bylaws provide that no matter proposed by their respective stockholders will be considered at an annual meeting or special stockholder meeting unless:

     - it is specified in the notice of meeting;

     - it is brought by or at the direction of the board of directors; or

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

     - it is brought by a stockholder of the corporation who was a stockholder of record on the record date and has provided written notice of the matter to either JDS Uniphase or E-TEK in compliance with the time and content requirements in JDS Uniphase's and E-TEK's bylaws, as applicable.

POWER TO CALL SPECIAL MEETINGS OF STOCKHOLDERS

     Under Delaware law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws. Pursuant to JDS Uniphase's bylaws, special meetings may be called by the chairman of the board, the board of directors or the chief executive officer. E-TEK's bylaws provide that special meetings may be called by the board of directors or by a duly designated and authorized committee of the board of directors.

BUSINESS COMBINATION FOLLOWING A CHANGE OF CONTROL

     In the last several years, a number of states have adopted special laws designed to make some kinds of "unfriendly" corporate takeovers, or other transactions involving a corporation and one or more of its significant stockholders, more difficult. Under Section 203 of the Delaware General Corporation Law, some business combinations by Delaware corporations with interested stockholders are subject to a three-year moratorium unless specified conditions are met. Section 203 prohibits a Delaware corporation from engaging in a business combination with an interested stockholder for three years following the date that such person becomes an interested stockholder. With some exceptions, an interested stockholder is generally a person or group who or which owns 15% or more of the corporation's outstanding voting stock, including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only, or is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the previous three years.

     Because JDS Uniphase's and E-TEK's certificates of incorporation and bylaws do not contain a provision expressly electing not to be governed by Section 203 of the Delaware General Corporation Law, they are subject to Section 203. However, because the board of directors of E-TEK approved the merger prior to the execution of the merger agreement, the business combination that will result from the merger is not prohibited by Section 203.

AMENDMENT OF CHARTER DOCUMENTS

     Generally, under Delaware law, an amendment to a corporation's certificate of incorporation requires the approval of the board of directors and the approval of holders of a majority of the outstanding stock entitled to vote on the amendment. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of their class, increase or decrease the par value of the shares of their class, or alter or change the powers, preferences or special rights of the shares of their class in a way that affects them adversely. JDS Uniphase's certificate can be amended, altered or repealed or rescinded in any manner now or hereafter prescribed by Delaware law. E-TEK's certificate can be amended, altered or repealed or rescinded in any manner now or hereafter prescribed by Delaware law, except that an affirmative vote of two-thirds of the combined voting power of the then-outstanding shares is required to alter, amend or repeal the article governing the election, number and the filling of vacancies of directors, the article prohibiting stockholder action by written consent, and the article governing the alternation, amendment and repeal of the certificate unless such amendment is approved by a majority of the directors not affiliated or associated with any person or entity holding (or which has announced an intention to obtain) twenty percent of more of the voting power of E-TEK's outstanding capital stock. JDS Uniphase's bylaws may be altered, amended, repealed or

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

rescinded by unanimous written consent of the board of directors or by the affirmative vote of a majority of the stockholders. E-TEK's bylaws may be altered, amended, repealed or rescinded by an affirmative vote of a majority of the stockholders or a majority of the board of directors at a meeting at which a quorum is present.

INDEMNIFICATION

     JDS Uniphase's and E-TEK's certificates of incorporation indemnify directors and officers to the fullest extent permissible under Delaware law, as such law exists currently or as it may be amended in the future. Under Delaware law, a corporation may not indemnify directors' or officers' liability for the following:

     - breaches of a director's or officer's duty of loyalty to the corporation or its stockholders;

     - acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;

     - the payment of unlawful dividends or unlawful stock repurchases or redemptions; or

     - transactions in which the director or officer received an improper personal benefit.

JDS Uniphase's bylaws authorize it to provide insurance for its directors, officers or agents against any expense, liability or loss, whether or not JDS Uniphase would have the power to indemnify such a person against such expense, liability or loss under Delaware law.

     E-TEK's bylaws authorize it to provide insurance for directors, officers, employees or agents. The merger agreement provides that for a period of six years JDS Uniphase will maintain in effect the directors' and officers' liability policies maintained by E-TEK.

RESTRICTION ON SALES OF STOCK

     JDS Uniphase and E-TEK are public companies, each of which lists its shares of common stock for trading on the Nasdaq National Market. As a result, JDS Uniphase's and E-TEK's certificates and bylaws do not provide for any restrictions on the transfer of outstanding shares, other than those imposed by federal or other securities laws for shares offered under exempt transactions.

INSPECTION OF STOCKHOLDERS LIST

     Delaware law permits any stockholder by making a written demand under oath stating the purpose at the inspection, to inspect a corporation's stock ledger, a list of its stockholders and its other books and records, and to make copies of extracts from the books and records for any proper purpose. If the corporation refuses such a request, or fails to respond within five business days after the demand has been made, the stockholder may petition the court for an order to compel such an inspection. The court may prescribe limitations or conditions upon the inspection, or award any other or further relief the court deems just and proper.

APPRAISAL RIGHTS

     Under Delaware law, a stockholder of a corporation participating in some major corporate transactions may, under varying circumstances, be entitled to appraisal rights under which the stockholder may receive cash in the amount of the fair market value of his or her shares instead of the consideration he or she would otherwise receive in the transaction.

     Under Delaware law, appraisal rights are not available:

     - in a merger or consolidation by a corporation the shares of which are either listed on a national securities exchange designated as a national market system security on an interdealer

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

       quotation system by the National Association of Securities Dealers, Inc. or are held of record by more than 2,000 holders; or

     - to stockholders of a corporation surviving a merger if no vote of the stockholders of the surviving corporation is required to approve the merger because the merger agreement does not amend the existing certificate of incorporation, if each share of the surviving corporation outstanding prior to the merger is an identical outstanding or treasury share after the merger, and the number of shares to be issued in the merger does not exceed 20% of the shares of the surviving corporation outstanding immediately prior to the merger and if other conditions are met.

     Because JDS Uniphase and E-TEK are listed on the Nasdaq National Market, JDS Uniphase's and E-TEK's stockholders are not entitled to appraisal rights under Delaware Law.

RIGHTS PLANS

     JDS Uniphase's Rights Plan. Each outstanding share of JDS Uniphase common stock includes one-eighth of a right. Each right entitles the registered holder, subject to the terms of the rights agreement, to purchase from JDS Uniphase one unit, equal to one one-thousandth of a share of JDS Uniphase series B preferred stock, at a purchase price of $600 per unit, subject to adjustment. The rights are attached to all certificates representing outstanding shares of JDS Uniphase common stock, and no separate rights certificates have been distributed. The purchase price is payable in cash or by certified or bank check or money order payable to the order of JDS Uniphase. The description and terms of the rights are set forth in a rights agreement between JDS Uniphase and American Stock Transfer & Trust Company, as rights agent, dated as of June 22, 1998, as amended from time to time. JDS Uniphase's subsidiary, JDS Uniphase Canada Ltd., has adopted an equivalent rights plan with respect to its exchangeable shares.

     No E-TEK Rights Plan. E-TEK does not maintain a rights plan.

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

                   SHARE OWNERSHIP BY PRINCIPAL STOCKHOLDERS,
                       MANAGEMENT AND DIRECTORS OF E-TEK

     The following table sets forth information concerning the beneficial ownership of common stock of E-TEK as of May 17, 2000 for the following:

     - each person or entity who is known by E-TEK to own beneficially more than five percent of the outstanding shares of E-TEK common stock;

     - each of E-TEK's current directors;

     - the chief executive officer and other four most highly compensated officers of E-TEK (the "Named Executive Officers"); and

     - all directors and executive officers of E-TEK as a group.

     The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act and the information is not necessarily indicative of beneficial ownership for any other purpose. Under that rule, beneficial ownership includes any shares as to which the individual or entity has voting power or investment power and any shares that the individual has the right to acquire within 60 days of May 17, 2000 through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes or table, each person or entity has sole voting and investment power, or shares such powers with his or her spouse, with respect to the shares shown as beneficially owned.

                                                                     COMMON STOCK
                                                              ---------------------------
                                                               NUMBER OF
                                                                 SHARES       PERCENT OF
                                                              BENEFICIALLY    OUTSTANDING
                                                                 OWNED          SHARES
                                                              ------------    -----------
PRINCIPAL STOCKHOLDERS(1):
Summit Ventures IV, L.P.
Summit Subordinated Debt Fund II, L.P.
Summit Investors III, L.P.
c/o Summit Partners(2)......................................   12,850,517        18.9%
  499 Hamilton Avenue, Suite 200
  Palo Alto, CA 94301-1829
Jing Jong Pan(3)............................................    6,669,600         9.8%
Theresa Pan(4)..............................................    5,502,200         8.1%
Putnam Investments, Inc.
  One Post Office Square
  Boston, MA 02109(5).......................................    7,487,952        11.0%
DIRECTORS (OTHER THAN THOSE INCLUDED IN THE NAMED EXECUTIVE
  OFFICERS GROUP)(1):
Donald J. Listwin(6)........................................       19,166           *
Joseph W. Goodman(7)........................................       19,166           *
David W. Dorman(8)..........................................       20,000           *
Walter G. Kortschak(9)......................................   12,850,517        18.9%
NAMED EXECUTIVE OFFICERS(1):
Philip J. Anthony(10).......................................      175,773           *
Michael J. Fitzpatrick(11)..................................    2,145,156         3.2%
Ming Shih(12)...............................................      810,448         1.2%
Sanjay Subhedar(13).........................................    1,145,525         1.7%
All directors and executive officers as a group (8
  persons)..................................................   17,185,751        25.3%

-------------------------
  *  Less than 1%

 (1) Except as otherwise noted, the address of each person listed in the table is c/o E-TEK Dynamics, Inc. 1865 Lundy Avenue, San Jose, California 95131.

 (2) Represents 11,501,213 shares held by Summit Ventures IV, L.P., 1,220,799 shares held by Summit Subordinated Debt Fund II, L.P., and 128,505 shares held by Summit Investors III, L.P.

 (3) 978 Westridge Drive, Milpitas, California 95035. Mr. Pan is the spouse of Theresa Pan.

 (4) 978 Westridge Drive, Milpitas, California 95035. Ms. Pan is the spouse of Jing Jong Pan. Includes 512,200 shares held indirectly in the Theresa Stone Pan Charitable Unitrust IV.

 (5) Based on information furnished by Putnam in Schedule 13G filed with the Securities and Exchange Commission on February 17, 2000.

 (6) Includes 19,166 shares under options exercisable within 60 days of May 17, 2000.

 (7) Includes 9,166 shares under options exercisable within 60 days of May 17, 2000.

 (8) Includes 20,000 shares under options exercisable within 60 days of May 17, 2000.

 (9) Represents 11,501,213 shares held by Summit Ventures IV, L.P., 1,220,799 shares held by Summit Subordinated Debt Fund II, L.P. and 128,505 shares held by Summit Investors III, L.P. Mr. Kortschak, a director of E-TEK, is
     (i) a general partner of Stamps, Woodsum & Co. IV, which is the general partner of Summit Partners IV, L.P., which is the general partner of Summit Ventures IV, L.P. and (ii) a member of Summit Partners SD II, LLC, which is the general partner of Summit Subordinated Debt Fund II, L.P. Mr. Kortschak is also a general partner of Summit Investors III, L.P. Mr. Kortschak disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(10) Includes 69,062 shares under options exercisable within 60 days of May 17, 2000.

(11) Includes 207,479 shares under options exercisable within 60 days of May 17, 2000.

(12) Includes 281,250 shares under options exercisable within 60 days of May 17, 2000.

(13) Includes 118,750 shares under options exercisable within 60 days of May 17, 2000.

                                 LEGAL MATTERS

     The validity of the shares of JDS Uniphase common stock offered by this proxy statement-prospectus and certain federal income tax considerations of the merger will be passed upon for JDS Uniphase by Morrison & Foerster LLP, San Francisco, California. Certain federal income tax considerations of the merger will be passed upon for E-TEK by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain members of the Wilson Sonsini Goodrich & Rosati, Professional Corporation, participating in the transaction on behalf of the firm own an aggregate of 1,500 shares of E-TEK common stock.

                                    EXPERTS

     The consolidated financial statements of JDS Uniphase Corporation appearing in JDS Uniphase Corporation's Annual Report (Form 10-K/A) for the year ended June 30, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of E-TEK Dynamics, Inc. as of June 30, 1998 and 1999, and for each of the three years in the period ended June 30, 1999, incorporated by reference herein have been incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on their authority as experts in auditing and accounting.

     The financial statements of Electrophotonics as of April 30, 1999 and July 31, 1998 and for the nine-month period ended, April 30, 1999 and the year ended July 31, 1998 incorporated by reference herein have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, chartered accountants, given on their authority as experts in auditing and accounting.

     The financial statements of JDS FITEL, Inc., for the three year period ended May 31, 1999 contained in JDS Uniphase's Current Report on Form 8-K/A dated November 3, 1999, have been audited by PricewaterhouseCoopers LLP, independent chartered accountants auditors, as set forth in their reports therein or incorporated by references therein and incorporated by reference herein. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of Optical Coating Laboratory, Inc. (OCLI) and its consolidated subsidiaries as of October 31, 1999 and 1998 and for each of the three years in the period ended October 31, 1999, except for Flex Products, Inc., a consolidated subsidiary for the year ended October 31, 1997, have been audited by Deloitte & Touche LLP, independent auditors. The financial statements of Flex Products, Inc., for the year ended November 2, 1997, have been audited by KPMG LLP, as stated in their report. The financial statements of OCLI and its consolidated subsidiaries as of October 31, 1999 and 1998 and for each of the three years in the period ended October 31, 1999 is incorporated by reference from JDS Uniphase's Current Report on Amendment No. 1 to Form 8-K/A dated February 10, 2000. Such consolidated financial statements are incorporated by reference herein in reliance upon the reports of Deloitte & Touche LLP and KPMG LLP, given upon their authority as experts in accounting and auditing.

     THIS PROXY STATEMENT-PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS PROXY STATEMENT-PROSPECTUS, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER, SOLICITATION OF AN OFFER OR PROXY SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT-PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES PURSUANT TO THIS PROXY STATEMENT-PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH OR INCORPORATED INTO THIS PROXY STATEMENT-PROSPECTUS BY REFERENCE OR IN OUR AFFAIRS SINCE THE DATE OF THIS PROXY STATEMENT-PROSPECTUS. THE INFORMATION CONTAINED IN THIS PROXY STATEMENT-PROSPECTUS WITH RESPECT TO E-TEK AND ITS SUBSIDIARIES WAS PROVIDED BY E-TEK AND THE INFORMATION CONTAINED IN THIS PROXY STATEMENT-PROSPECTUS WITH RESPECT TO JDS UNIPHASE WAS PROVIDED BY JDS UNIPHASE.

                                                                         ANNEX A

                AGREEMENT AND PLAN OF REORGANIZATION AND MERGER

                                     AMONG

                           JDS UNIPHASE CORPORATION,

                           RAINBOW ACQUISITION, INC.

                                      AND

                              E-TEK DYNAMICS, INC.

                          DATED AS OF JANUARY 17, 2000

                AGREEMENT AND PLAN OF REORGANIZATION AND MERGER

     This AGREEMENT AND PLAN OF REORGANIZATION AND MERGER, is dated as of January 17, 2000 (this "Agreement"), among JDS UNIPHASE CORPORATION, a Delaware corporation ("Parent"), RAINBOW ACQUISITION, INC., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), and E-TEK DYNAMICS, INC., a Delaware corporation (the "Company").

                                  WITNESSETH:

     WHEREAS, the boards of directors of Parent, Merger Sub and the Company have each determined that it is advisable and in the best interests of their respective stockholders for Parent to enter into a strategic business combination with the Company upon the terms and subject to the conditions set forth herein;

     WHEREAS, in furtherance of such combination, the boards of directors of Parent, Merger Sub and the Company have each approved the merger (the "Merger") of Merger Sub with and into the Company in accordance with the applicable provisions of the Delaware General Corporation Law (the "DGCL"), and upon the terms and subject to the conditions set forth herein;

     WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent's willingness to enter into this Agreement, the Company has entered into a Company Stock Option Agreement dated as of the date hereof in the form of Exhibit A (the "Stock Option Agreement"), pursuant to which the Company has granted to Parent an option to purchase validly issued, fully paid and nonassessable shares of the common stock of the Company, par value $0.001 per share (the "Company Common Stock"), in an aggregate amount equal to 19.9% of the outstanding shares of Company Common Stock as of the date specified therein;

     WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent's willingness to enter into this Agreement, certain stockholders of the Company have entered into voting agreements with Parent upon the terms and conditions specified therein;

     WHEREAS, Parent, Merger Sub and the Company intend that the Merger qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that, by approving resolutions authorizing this Agreement, this Agreement be adopted as a plan of reorganization under Section 368(a) of the Code; and

     WHEREAS, pursuant to the Merger, each outstanding share of Company Common Stock (a "Share") shall be exchanged for the right to receive the Merger Consideration (as defined in Section 1.07(b)), upon the terms and subject to the conditions set forth herein.

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

                                   ARTICLE I.

                                   THE MERGER

     SECTION 1.01. The Merger.

     (a) At the Effective Time (as defined in Section 1.02 hereof), and subject to and upon the terms and conditions of this Agreement and in accordance with the DGCL, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall cease upon the filing of a certificate of merger with the Secretary of State of the State of Delaware pursuant to the DGCL. The Company shall continue as the surviving company being the successor to all the property, rights, powers, privileges, liabilities and obligations of both Merger Sub and the Company. The Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Company."

     (b) The closing of the Merger (the "Closing") shall take place at a time and on a date to be specified by the parties, which shall be no later than the second business day after satisfaction or waiver of the conditions set forth in
Article VI, unless another time or date is agreed to in writing by the parties hereto. The Closing will be held at the offices of Morrison & Foerster LLP, 425 Market Street, San Francisco, California 94105, unless another place is agreed to in writing by the parties hereto.

     SECTION 1.02. Effective Time. As promptly as practicable after the satisfaction or waiver of the conditions set forth in Article VI, but in no event later than two business days thereafter, the parties hereto shall cause the Merger to be consummated by filing all necessary documentation (the "Merger Documents"), together with any required related certificates, with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, the DGCL (the time of such filing being the "Effective Time").

     SECTION 1.03. Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Merger Documents and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and privileges of the Company and Merger Sub shall vest in the Surviving Company, and all liabilities and obligations of the Company and Merger Sub shall become the liabilities and obligations of the Surviving Company.

     SECTION 1.04. Certificate of Incorporation and Bylaws. Unless otherwise determined by Parent prior to the Effective Time, at the Effective Time the certificate of incorporation and bylaws of Merger Sub, as in effect immediately prior to the Effective Time shall be the certificate of incorporation and bylaws of the Surviving Company (the "Certificate of Incorporation" and "Bylaws") until thereafter changed or amended as provided therein or by the DGCL; provided, however, that Article I of the Certificate of Incorporation shall be amended to read as follows: "The name of the company is E-TEK Dynamics, Inc."

     SECTION 1.05. Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Company, each to hold office in accordance with the Certificate of Incorporation and Bylaws, and the officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Company, in each case until their respective successors are duly elected or appointed and qualified.

     SECTION 1.06. Merger Consideration; Conversion and Cancellation of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the Shares:

          (a) Conversion of Securities. Each Share issued and outstanding immediately prior to the Effective Time (excluding any Shares to be canceled pursuant to Section 1.06(b) and any Dissenting Shares as defined in Section 1.09) shall be converted, subject to Section 1.06(f), into the right to receive 1.1 shares (the "Exchange Ratio") of validly issued, fully paid and nonassessable shares of Parent Common Stock, $0.001 par value per share ("Parent Common Shares").

          (b) Cancellation. Each Share owned by the Company, Parent, Merger Sub or any direct or indirect wholly owned subsidiary of the Company or Parent immediately prior to the Effective

     Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and retired without payment of any consideration therefor and cease to exist.

          (c) Assumption of Stock Options.

             (i) At the Effective Time, each outstanding option to purchase Company Common Stock (a "Stock Option") granted under the Company's 1998 Stock Plan, 1998 Director Option Plan, 1997 Equity Incentive Plan and 1997 Executive Equity Incentive Plan (collectively, the "Company Stock Option Plans"), whether vested or unvested, shall be deemed assumed by Parent and deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such Stock Option prior to the Effective Time, the number (rounded down to the nearest whole number) of Parent Common Shares as the holder of such Stock Option would have been entitled to receive pursuant to the Merger had such holder exercised such option in full immediately prior to the Effective Time (not taking into account whether or not such option was in fact exercisable), at a price per share rounded up to the nearest whole cent equal to (x) the aggregate exercise price for Company Common Stock otherwise purchasable pursuant to such Stock Option divided by (y) the number of Parent Common Shares deemed purchasable pursuant to such Stock Option; provided, however, that the vesting schedule of the assumed options shall continue to be determined by reference to the applicable Company Stock Option Plan.

             (ii) As soon as practicable after the Effective Time, Parent shall deliver to each holder of an outstanding Stock Option an appropriate notice setting forth such holder's rights pursuant thereto and such Stock Option shall continue in effect on the same terms and conditions (including any applicable anti-dilution provisions, and subject to the adjustments required by this Section 1.06(c) after giving effect to the Merger). Parent shall comply with the terms of all such Stock Options and ensure, to the extent required by, and subject to the provisions of, the applicable Company Stock Option Plan that any Stock Options which qualified for special tax treatment prior to the Effective Time continue to so qualify after the Effective Time. Parent shall take all corporate action necessary to reserve for issuance a sufficient number of Parent Common Shares for delivery pursuant to the terms set forth in this
        Section 1.06(c).

          (d) Common Stock of Merger Sub. Each share of the common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for a validly issued, fully paid and nonassessable share of common stock of the Surviving Company. Each share certificate of Merger Sub evidencing ownership of any such shares shall evidence, from and after the Effective Time, ownership of such shares of the Surviving Company.

          (e) Adjustments to Exchange Ratio. The Exchange Ratio shall be adjusted to reflect fully the effect of any share split, reverse split, share dividend (including any dividend or distribution of securities convertible into Parent Common Shares or Company Common Stock), reorganization, recapitalization or other like change with respect to Parent Common Shares or Company Common Stock occurring or having a record date after the date hereof and prior to the Effective Time, including without limitation the two-for-one stock split announced by Parent on January 3, 1999 proposed to be paid March 10, 2000.

          (f) Fractional Shares. No fraction of a Parent Common Share will be issued, but in lieu thereof each holder of Company Common Stock who would otherwise be entitled to a fraction of a Parent Common Share (after aggregating all fractional Parent Common Shares to be received by such holder) shall receive from Parent an amount of cash (rounded up to the nearest whole cent), without interest, equal to the product of (i) such fraction, multiplied by (ii) the closing price of a Parent Common Share on the Nasdaq National Market on the last trading day immediately prior to the Effective Time (as reported in the Wall Street Journal or, if not reported therein, any other authoritative source).

     SECTION 1.07. Exchange of Certificates.

     (a) Exchange Agent. Promptly after the Effective Time, Parent shall supply, or shall cause to be supplied, to or for the account of a bank or trust company designated by Parent (the "Exchange Agent"), in trust for the benefit of the holders of Company Common Stock (other than Dissenting Shares), for exchange in accordance with this Section 1.07, through the Exchange Agent, certificates evidencing the Parent Common Shares issuable pursuant to Section 1.06 in exchange for outstanding Shares. Parent shall promptly make available to the Exchange Agent from time to time as needed, cash sufficient to pay cash in lieu of fractional shares.

     (b) Exchange Procedures. On or prior to the tenth (10) Business Day after the Effective Time, Parent will instruct the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time evidenced outstanding Shares (other than Dissenting Shares) (the "Certificates") (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify) and (ii) instructions to effect the surrender of the Certificates in exchange for the certificates evidencing Parent Common Shares and, in lieu of any fractional shares thereof, cash pursuant to Section 1.06(f). Upon surrender of a Certificate to the Exchange Agent for cancellation together with such letter of transmittal, duly executed, and such other customary documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor (A) certificates evidencing that number of whole Parent Common Shares which such holder has the right to receive in accordance with the Exchange Ratio in respect of the Shares formerly evidenced by such Certificate, (B) any dividends or other distributions with respect to Shares to which such holder was entitled to receive prior to the Effective Time, and (C) cash in lieu of fractional Parent Common Shares to which such holder is entitled pursuant to Section 1.06(f) (the Parent Common Shares, dividends, distributions and cash described in clauses (A)-(C) delivered for each Share being, collectively, the "Merger Consideration"), and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Shares which is not registered in the transfer records of the Company as of the Effective Time, Parent Common Shares and cash may be issued and paid in accordance with this Article I to a transferee if the Certificate evidencing such Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer pursuant to this Section 1.07(b) and by evidence that any applicable stock/share transfer taxes have been paid. Until so surrendered, each outstanding Certificate that, prior to the Effective Time, represented Shares will be deemed from and after the Effective Time, for all corporate purposes, other than the payment of dividends, to evidence the ownership of the number of full Parent Common Shares into which such Shares shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.06.

     (c) Distributions With Respect to Unexchanged Parent Common Shares. No dividends or other distributions declared or made after the Effective Time with respect to Parent Common Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the Parent Common Shares they are entitled to receive until the holder of such Certificate shall surrender such Certificate. Subject to applicable law, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Parent Common Shares issued in exchange therefor, without interest, at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Shares and cash in lieu of any fractional Parent Common Share pursuant to Section 1.06(f) above.

     (d) Transfers of Ownership. If any certificate for Parent Common Shares is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Parent or any agent designated by it any transfer or other taxes required by reason of the issuance of a certificate for Parent Common Shares in any name other than that of the registered holder of the Certificate surrendered, or established to the reasonable satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

     (e) No Liability. Neither Parent, Merger Sub nor the Company shall be liable to any holder of Shares for any Merger Consideration (or dividends or distributions with respect thereto) properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

     (f) Withholding Rights. Parent or the Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as Parent or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made by Parent or the Exchange Agent.

     SECTION 1.08. Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, the Merger Consideration delivered upon the surrender for exchange of Shares in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Shares, and there shall be no further registration of transfers on the records of the Surviving Company of Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Company for any reason, they shall be canceled and exchanged as provided in this Article I.

     SECTION 1.09. Dissenting Shares.

     (a) Notwithstanding any provision of this Agreement to the contrary, any shares of capital stock of the Company held by a holder who has exercised appraisal rights for such shares in accordance with the DGCL and who, as of the Effective Time, has not effectively withdrawn or lost such appraisal rights ("Dissenting Shares"), shall not be converted into or represent a right to receive Merger Consideration pursuant to Section 1.06, but the holder thereof shall only be entitled to such rights as are granted under the DGCL.

     (b) Notwithstanding the provisions of subsection (a) if any holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) such holder's appraisal rights, then, as of the later of the Effective Time or the occurrence of such event, such holder's shares shall automatically be converted into and represent only the right to receive the Merger Consideration, without interest thereon, upon surrender of the certificate or certificates representing such Dissenting Shares.

     (c) The Company shall give Parent (i) prompt notice of any written demands received by the Company to require the Company to purchase shares of capital stock of the Company pursuant to the DGCL, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company and
(ii) the opportunity to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of

Parent, voluntarily make any payment with respect to any such demands or offer to settle or settle any such demands.

     SECTION 1.10. Lost, Stolen or Destroyed Certificate. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such Parent Common Shares and cash as may be required pursuant to Section 1.06; provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

     SECTION 1.11. Federal Income Tax Consequences. It is intended by the parties here to that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code. The parties hereto hereby adopt this Agreement as a "plan of reorganization" within the meaning of Section 368 of the Code.

     SECTION 1.12. Material Adverse Effect. When used in connection with the Company or any of its subsidiaries, or Parent or any of its respective subsidiaries, as the case may be, the term "Material Adverse Effect" means any change or effect that, individually or in the aggregate, is materially adverse to the business, assets (including intangible assets), financial condition or results of operations of the Company and its subsidiaries (a "Company Material Adverse Effect") or Parent and its respective subsidiaries (a "Parent Material Adverse Effect"), respectively, in each case taken as a whole, but other than those adverse effects occurring as a result of the execution and public announcement of this Agreement, the pendency of this Agreement or the consummation of the transactions contemplated hereby (including, without limitation, loss of customers, orders, suppliers or employees resulting therefrom) or general market or industry conditions (including, without limitation, any change in trading prices, in and of itself and without the occurrence of any other Material Adverse Effect, of either Parent's or the Company's outstanding publicly traded equity securities).

                                  ARTICLE II.

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company hereby represents and warrants to Parent and Merger Sub that, except as set forth in the written disclosure schedule previously delivered by the Company to Parent, the paragraphs of which are numbered to correspond to the Sections of this Agreement (the "Company Disclosure Schedule"):

     SECTION 2.01. Organization and Qualification; Subsidiaries. The Company and each of its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority and is in possession of all franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals and orders ("Approvals") necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such power, authority and Approvals would not, individually or in the aggregate, have a Company Material Adverse Effect. The Company and each subsidiary is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, either individually or in the aggregate, have a Company Material

Adverse Effect. The Company's subsidiaries are the only entities in which the Company has any equity interest.

     SECTION 2.02. Charter Documents. The Company has heretofore furnished or made available to Parent a complete and correct copy of the charter documents (including the articles or certificate of incorporation and bylaws, if any), as most recently amended to date of the Company and each of its subsidiaries. Each such charter document is in full force and effect. Neither the Company nor any subsidiary is in violation or any of the provisions of its respective charter documents.

     SECTION 2.03. Capitalization. The authorized capital stock of the Company consists of shares of Company Common Stock and shares of Preferred Stock. As of January 1, 2000, (i) 67,915,191 shares of Company Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable, and issued in compliance with applicable securities laws, (ii) no shares of Company Common Stock were held in the Company's treasury or by any subsidiary, (iii) no shares of Company Preferred Stock were issued and outstanding and (iv) 6,733,218 shares of Company Common Stock were reserved for future issuance pursuant to outstanding employee stock options granted pursuant to the Company's Stock Option Plans. No shares of Company Common Stock have been issued between January 1, 2000 and the date hereof, other than pursuant to the Company's Stock Option Plans. Except as set forth in Sections 2.03, 2.08 or 2.10 of the Company Disclosure Schedule, as of the date hereof, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued shares (or other equity interests) of the Company or of any subsidiary or obligating the Company or any subsidiary to issue or sell any shares of, or other equity interests in, the Company or any subsidiary. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid and nonassessable. As of the date hereof, there are no obligations, contingent or otherwise, of the Company or of any subsidiary to repurchase, redeem or otherwise acquire any shares of Company Common Stock or the shares of any subsidiary or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any subsidiary or any other entity other than guarantees of bank obligations of a subsidiary entered into in the ordinary course of business. None of the options, warrants, rights, agreements, arrangements or commitments identified in Section 2.03 or 2.10 of the Company Disclosure Schedule provide that, absent action by the board of directors of the Company or a committee thereof, upon exercise or conversion the holder thereof shall receive cash, and no such action of the board of directors or a committee thereof has been taken. Except as set forth in Section 2.03 of the Company Disclosure Schedule, all of the outstanding shares of each subsidiary (and all shares to be issued prior to the Effective Time) are or will be duly authorized, validly issued, fully paid and nonassessable, and issued in compliance with applicable securities laws, and all such shares are or will be owned by the Company free and clear of all security interests, liens, claims, pledges, agreements, limitations in voting rights, charges, encumbrances or rights or interests of others of any nature whatsoever (collectively, "Liens"), other than Liens for taxes not yet due and payable.

     SECTION 2.04. Authority Relative to this Agreement. The Company has all necessary corporate power and authority to execute and deliver this Agreement and subject to obtaining any necessary stockholder approval of this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions so contemplated (other than the approval and adoption of the Merger by a majority of the holders of the outstanding Shares entitled to vote in accordance with the DGCL and the Company's certificate of incorporation and bylaws). This Agreement has been duly and validly executed and delivered by

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

the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, as applicable, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms. The board of directors of the Company has on the date of this Agreement unanimously determined that it is advisable and in the best interest of the Company's stockholders for the Company to enter into a strategic business combination with Parent upon the terms and subject to the conditions of this Agreement, and has on the date of this Agreement unanimously recommended that the Company's stockholders approve and adopt this Agreement and the transactions contemplated hereby, and, subject to Section 4.03 hereof, such resolutions of the board of directors shall be in effect as of the Effective Time.

     SECTION 2.05. SEC Filings; Financial Statements.

     (a) The Company has filed all forms, reports, exhibits and other documents required to be filed with the Securities and Exchange Commission (the "SEC") between December 2, 1998 and the date of this Agreement and has made available to Parent (i) its Quarterly Report on Form 10-Q for the period ended October 2, 1999 and its Annual Report on Form 10-K for the year ended June 30, 1999 (the "1999 10-K"), respectively, (ii) all proxy statements relating to the Company's meetings of stockholders (whether annual or special) held between December 2, 1998 and the date of this Agreement, (iii) all other reports or registration statements (other than reports on Forms 3, 4 or 5 filed on behalf of affiliates of the Company) filed by the Company with the SEC between December 2, 1998 and the date hereof, and (iv) all amendments and supplements to all such reports and registration statements filed by the Company with the SEC (collectively, the "Company SEC Reports"). The Company SEC Reports (i) were prepared in accordance with applicable requirements of the Securities Act of 1933, as amended (the "Securities Act") or the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the SEC's rules and regulations thereunder (collectively, the "Federal Securities Laws"), as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No subsidiary is required to file any forms, reports or other documents with the SEC.

     (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports was prepared in accordance with U.S. generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and each fairly presented the consolidated financial position of the Company and its subsidiaries as of the respective dates thereof and the consolidated results of its operations and cash flows and stockholder equity for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount.

     (c) The Company has heretofore furnished to Parent a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by the Company with the SEC pursuant to the Securities Act or the Exchange Act.

     SECTION 2.06. Absence of Certain Changes or Events. Except as set forth in
Section 2.06 of the Company Disclosure Schedule or the Company SEC Reports, between June 30, 1999 and the date hereof, there has not occurred: (i) any Company Material Adverse Effect; (ii) any amendments or changes in the certificate of incorporation or bylaws of the Company; (iii) any damage to, destruction or loss of any asset of the Company, (whether or not covered by insurance) that has had or is reasonably likely to have a Company Material Adverse Effect; (iv) any change by the Company in its accounting methods, principles or practices, except any such change as required by any concurrent change in GAAP or Federal Securities Law applicable to companies generally; (v) any revaluation of any of the Company's or any subsidiary's assets, including, without limitation, writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business; (vi) any sale, pledge, disposition of or encumbrance upon a material amount of property of the Company or of any subsidiary, except in the ordinary course of business; (vii) any material Tax (as defined below) election inconsistent with past practices or the settlement or compromise of any material Tax liability; (viii) any declaration, issuance or payment of any dividend or other distribution (whether in cash, stock or property or any combination thereof); or (ix) the creation of any indebtedness for borrowed money or the issuance of any debt securities or the assumption, guarantee (other than guarantees of bank debt of a subsidiary entered into in the ordinary course of business) or endorsement or other accommodation whereby the Company became responsible for, the obligations of any person, or the making of any loans or advances, except in the ordinary course of business consistent with past practice.

     SECTION 2.07. No Undisclosed Liabilities. Except as is disclosed in Section
2.07 of the Company Disclosure Schedule and in the Company SEC Reports, neither the Company nor any subsidiary has any liabilities (absolute, accrued, contingent or otherwise) which are, in the aggregate, material to the business, operations or financial condition of the Company and its subsidiaries taken as a whole, except liabilities (a) adequately provided for in the Company's audited balance sheet (including any related notes thereto) for the fiscal year ended June 30, 1999; (b) not required under U.S. GAAP to be reflected on such balance sheet; or (c) incurred since June 30, 1999 in the ordinary course of business, and liabilities incurred in connection with this Agreement.

     SECTION 2.08. Material Contracts; No Violation.

     (a) Section 2.08(a) of the Company Disclosure Schedule includes a list of each of the following currently outstanding agreements under which the Company or any of its subsidiaries is a party or by which any of their assets are bound:
(i) joint venture, technology sharing and noncompetition agreements; (ii) intellectual property licensing agreements other than commercial shrinkwrap licenses; (iii) agreements with any consultant, employee, officer or director of the Company or any of its subsidiaries, including employee benefit plans; (iv) distribution agreements; (v) agreements, contracts or other instruments (including all amendments thereto) which, in each case, as of the date hereof, will be required to be filed by the Company with the SEC pursuant to the requirements of the Exchange Act as "material contracts" and have not been filed ((i) through (v) collectively with all agreements, contracts and other instruments (including amendments thereto) which have been filed by the Company with the SEC, being, collectively, the "Material Contracts" of the Company and its subsidiaries). The Company has made available to Parent prior to the date hereof, true, correct and complete copies in all material respects of each such Material Contract.

     (b) Except as set forth in Section 2.08(b) of the Company Disclosure Schedule, (i) neither the Company nor any subsidiary has breached, is in default under, or has received written notice of any breach of or default under, any Material Contract, (ii) to the knowledge of the Company, no other party to any of the Material Contracts has breached or is in default of any of its obligations thereunder, and (iii) each of the Material Contracts is in full force and effect, except in any such case for breaches, defaults or failures to be in full force that in the aggregate do not constitute a Company Material Adverse Effect.

     (c) Except as set forth in Section 2.08(c) of the Company Disclosure Schedule, the execution and delivery of this Agreement by the Company does not, and the performance of this Agreement and the consummation of the transactions contemplated by this Agreement by the Company will not, (i) conflict with or violate the certificate of incorporation or bylaws of the Company, (ii) conflict with or violate any federal, foreign, state or provincial law, rule, regulation, order, judgment or decree (collectively, "Laws") applicable to the Company or any subsidiary or by which any of their respective properties are bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the Company's or any subsidiary's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, any contract, or result in the creation of a Lien on any of the properties or assets of the Company or any subsidiary pursuant to, any Material Contract or other note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any subsidiary is a party or by which the Company or any subsidiary or any of their respective properties are bound or affected, except in the case of clauses (ii) and (iii) for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, have a Company Material Adverse Effect.

     SECTION 2.09. Absence of Litigation. Except as set forth in Section 2.09 of the Company Disclosure Schedule or the Company SEC Reports, (i) there are no claims, actions, suits, proceedings or investigations pending or, to the knowledge of the Company, threatened, against the Company or against any subsidiary and (ii) there is no judgment, decree, injunction, rule or order of any Governmental or Regulatory Authority (as defined in Section 2.14(g) below) outstanding against the Company or its subsidiaries other than, in each case, those that the outcome of which, individually or in the aggregate, would not have a Company Material Adverse Effect or a material adverse effect on the Company's ability to consummate the Merger.

     SECTION 2.10. Employee Benefit Plans; Employment Agreements.

     (a) For purposes of this Section 2.10: "ERISA" means the Employee Retirement Income Security Act of 1974, as amended; "Company ERISA Affiliate" means any trade or business (whether or not incorporated) which is a member of a controlled group including the Company or which is under common control with the Company or any subsidiary of the Company; and "Company Employee Plans" means all bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance and other fringe or employee benefit plans, programs or arrangements, and any current or former employment or executive compensation or severance agreements, written or otherwise, for the benefit of, or relating to, any employee of the Company, as well as each such plan with respect to which the Company or a Company ERISA Affiliate could incur liability under applicable law (if such plan has been or were terminated), and excluding agreements with former employees under which the Company has no remaining monetary obligations.

     (b) Except as set forth in Section 2.10(b) of the Company Disclosure Schedule, none of the Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person other than coverage mandated by applicable law or benefits, the full cost of which is borne by the retiree.

     (c) Except as would not have a Company Material Adverse Effect: (i) the Company and its subsidiaries have complied with ERISA, the Code and all laws and regulations applicable to the Company Employee Plans and each Company Employee Plan has been maintained and administered in compliance with its terms; and (ii) each Company Employee Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code is the subject of a favorable determination opinion, notification or advisory letter from the Internal Revenue Service (the "IRS"), and nothing has occurred which may reasonably be expected to impair such determination.

     (d) Neither the Company nor its subsidiaries have incurred any material liability under Title IV of ERISA (other than liability for premiums to the Pension Benefit Guaranty Corporation arising in the ordinary course). No Company Employee Plan has incurred a material "accumulated funding deficiency" (within the meaning of Section 302 of ERISA or Section 412 of the Code), whether or not waived. To the knowledge of the Company, there are not any facts or circumstances that would materially change the funded status of any Company Employee Plan that is a "defined benefit" plan (as defined in Section 3(35) of ERISA) since the date of the most recent actuarial report for such plan. No Company Employee Plan is a "multiemployer plan" within the meaning of Section 3(37) of ERISA.

     (e) With respect to each of the Company Employee Plans that is subject to Title IV of ERISA, the present value of accrued benefits under each such plan did not, as of its latest valuation date, materially exceed the then current value of the aggregate assets of such plans allocable to the payment of such benefits.

     SECTION 2.11. Labor Matters. Except as set forth in Section 2.11 of the Company Disclosure Schedule, (i) there are no controversies pending or, to the knowledge of the Company, threatened, between the Company or any of its subsidiaries and any of their respective employees, which controversies have or may reasonably be expected to have a Company Material Adverse Effect; (ii) neither the Company nor any of its subsidiaries is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by the Company or by any of its subsidiaries nor does the Company or any of its subsidiaries know of any activities or proceedings of any labor union to organize any such employees, and (iii) neither the Company nor any of its subsidiaries has any knowledge of any strikes, slowdowns, work stoppages, lockouts, or threats thereof, by or with respect to any employees of the Company or of any of its subsidiaries.

     SECTION 2.12. Disclosure Documents. The proxy statement of the Company to be filed with the SEC in connection with the Merger (the "Company Proxy Statement") and any amendments or supplements thereto will, when filed, comply as to form in all material respects with the applicable requirements of the Exchange Act. At the time the Company Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company and at the time such stockholders vote on the approval and adoption of this Agreement, the Company Proxy Statement, as supplemented or amended, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading. The foregoing representations and warranties will not apply to statements or omissions included in the Company Proxy Statement or any amendment or supplement thereto based upon information furnished to the Company by Parent for use therein. None of the information furnished to Parent for use in (or incorporation by reference in) the Registration Statement (as defined in Section 3.10) or any amendment or supplement thereto will contain, at the time the Registration Statement or any amendment or supplement thereto becomes effective or at the Effective Time, any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements contained therein not misleading.

     SECTION 2.13. Taxes.

     (a) For purposes of this Agreement, "Tax" or "Taxes" shall mean taxes, fees, levies, duties, tariffs, imposts and governmental impositions or charges of any kind in the nature of (or similar to) taxes, payable to any federal, state, local or foreign taxing authority, including (without limitation) (i) income, franchise, profits, gross receipts, ad valorem, net worth, goods and services, fringe benefits, withholding, sales, use, service, real or personal property, special assessments, Common Stock, license, payroll, withholding, employment, social security, accident compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premiums, windfall profits, transfer and gains taxes and (ii) interest, penalties, additional taxes and additions to tax imposed with respect thereto; and "Tax Returns" shall mean returns, reports and information statements with respect to Taxes required to be filed with the IRS or any other taxing authority, domestic or foreign, including, without limitation, consolidated, combined and unitary tax returns.

     (b) The Company has made available to Parent all Tax Returns filed by the Company and its subsidiaries for all periods ending on or after June 30, 1999 and before the date of this Agreement. Except as disclosed on Schedule 2.13(b) of the Company Disclosure Schedule, the Company and each of its subsidiaries have filed all United States federal income Tax Returns and all other material Tax Returns required to be filed by them, and such Tax Returns are complete and correct in all material respects. Each of the Company and its subsidiaries has duly paid or made adequate provision on its books and records and financial statements for the payment of all material Taxes which have accrued or have become payable. Except as disclosed on Schedule 2.13(b) of the Company Disclosure Schedule (i) there are no pending audits, examinations or proposed audits or examinations of any Tax Returns filed by the Company or by any of its subsidiaries, (ii) with respect to any period for which material Tax Returns have not yet been filed, or for which material Taxes are not yet due or owing, each of the Company and its subsidiaries has made due and sufficient accruals for such Taxes in its respective books and records and financial statements, and
(iii) neither the Company nor any of its subsidiaries has given or been requested to give waivers or extensions of any statute of limitations relating to the filing of Tax Returns or the assessment of Taxes for which the Company or any of its subsidiaries may have any undisclosed liability, except for any waiver or extension which has expired or any extensions resulting from the filing of a Tax Return after its original due date in the ordinary course of business. Except as set forth on Schedule 2.13(b) of the Company Disclosure Schedule, as of the date of this Agreement the consolidated Tax Returns of the Company and its subsidiaries have not been audited by the IRS (or the appropriate statute of limitations has expired) for all fiscal years through June 30, 1999.

     (c) Except as set forth on Schedule 2.13(c) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries: (i) is a party to any agreement providing for the allocation, payment or sharing of taxes between the Company or its subsidiaries, on the one hand, and any third party, on the other hand; or (ii) has an application pending with respect to any Tax requesting permission for a change in accounting method.

     SECTION 2.14. Environmental Matters.

     (a) Each of the Company and its subsidiaries has obtained all licenses, permits, authorizations, approvals and consents from Governmental or Regulatory Authorities which are required under any applicable Environmental Law (as defined below) in respect of its business or operations ("Environmental Permits"), except for such failures to have Environmental Permits which, individually or in the aggregate, are not reasonably expected to have a Company Material Adverse Effect. Each of such Environmental Permits is in full force and effect and each of the Company and its subsidiaries is in compliance with the terms and conditions of all such Environmental Permits and with any applicable Environmental Law, except for such failures to be in compliance which, individually or in the aggregate, are not reasonably expected to have a Company Material Adverse Effect.

     (b) There is no Environmental Claim (as defined below) pending or to the knowledge of the Company threatened against the Company or any of its subsidiaries or to the knowledge of the Company, pending or threatened against any person or entity whose liability for any Environmental Claim the Company or any of its subsidiaries has or may have retained or assumed either contractually or by operation of law that is reasonably expected to have a Company Material Adverse Effect.

     (c) To the knowledge of the Company, there are no past or present actions, activities, circumstances, conditions, events or incidents, including, without limitation, the release, threatened release or presence of any Hazardous Material (as defined below) which could form the basis of any Environmental Claim against the Company or any of its subsidiaries, or to the knowledge of the Company, against any person or entity whose liability for any Environmental Claim the Company or any of its subsidiaries has or may have retained or assumed either contractually or by operation of law, except for such liabilities which, individually or in the aggregate, are not reasonably expected to have a Company Material Adverse Effect.

     (d) To the knowledge of the Company, no site or facility now or previously owned, operated or leased by the Company or any of its subsidiaries is listed or proposed for listing on the National Priorities List promulgated pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and the rules and regulations thereunder ("CERCLA").

     (e) No Liens have arisen under or pursuant to any Environmental Law on any site or facility owned, operated or leased by the Company or any of its subsidiaries, other than any such Liens which would not, individually or in the aggregate, have a Company Material Adverse Effect, and no action of any Governmental or Regulatory Authority (as defined below) has been taken or, to the knowledge of the Company, is in process which could subject any of such properties to such Liens.

     (f) To the best of the Company's knowledge, the Company has delivered or otherwise made available for inspection to the Parent true, complete and correct copies and results of any material reports, studies, analyses, tests or monitoring possessed or initiated by the Company or any of its subsidiaries pertaining to Hazardous Materials in, on, beneath or adjacent to any property currently or formerly owned, operated or leased by the Company or any of its subsidiaries, or regarding the Company's or any of its subsidiaries' compliance with applicable Environmental Laws.

     (g) As used herein: (i) "Governmental or Regulatory Authority" means any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States, any foreign country or any domestic or foreign state, county, city or other political subdivision; (ii) "Environmental Claim" means any claim, action, cause of action, investigation or notice (written or oral) by any person or entity alleging potential liability (including, without limitation, potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (A) the presence, or release or threatened release, of any Hazardous Materials at any location, whether or not owned or operated by the Company or any of its subsidiaries, or (B) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law; (iii) "Environmental Law" means any law or order of any Governmental or Regulatory Authority relating to the regulation or protection of human health, safety or the environment or to emissions, discharges, releases or threatened releases of Hazardous Material, pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes into the environment; and (iv) "Hazardous Material" means (A) any petroleum or petroleum products, flammable materials, radioactive materials, friable asbestos, urea formaldehyde foam insulation and transformers or other equipment that contain dielectric fluid containing regulated levels of polychlorinated biphenyls (PCBs); (B) any chemicals or other materials or substances which are now or hereafter become defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "extremely hazardous wastes," "restricted hazardous wastes," "toxic substances," "toxic pollutants" or words of similar import under any Environmental Law; and
(C) any other chemical or other material or substance, exposure to which is now or hereafter prohibited, limited or regulated by any Governmental or Regulatory Authority under any Environmental Law.

     SECTION 2.15. Brokers. No broker, finder or investment banker (other than Goldman, Sachs & Co., Inc. ("GS")) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. The Company has heretofore furnished to Parent a complete and correct copy of all agreements between the Company and GS pursuant to which such firm would be entitled to any payment relating to the transactions contemplated hereunder.

     SECTION 2.16. Full Disclosure. No statement contained in any representation or warranty contained herein or any statement contained in any certificate or schedule furnished or to be furnished by the Company or by any subsidiary to Parent or Merger Sub in, or pursuant to the provisions of, this Agreement contains or shall contain any untrue statement of a material fact or omits or will omit to state any material fact necessary, in the light of the circumstances under which it was made, in order to make the statements herein or therein not misleading.

     SECTION 2.17. Opinion of Financial Advisor. The Company has been advised by its financial advisor, GS, that, in its opinion, as of the date of this Agreement, the Exchange Ratio is fair from a financial point of view to the Company's stockholders and has agreed to deliver a written copy of such opinion dated the date hereof to Parent.

     SECTION 2.18. Intellectual Property.

     The Company, directly or indirectly, owns, or is licensed or otherwise possesses legally enforceable rights to use, all patents, trademarks, trade names, service marks, copyrights, and any applications therefor, technology, know-how and tangible or intangible proprietary information, inventions, trade secrets, processes or material that are required for the conduct of the business of the Company and its subsidiaries as currently conducted (the "Company Intellectual Property Rights"). Section 2.18 of the Company Disclosure Schedule contains a list of all registered Company Intellectual Property Rights and the jurisdictions where such registrations have been made.

     Either the Company or a subsidiary is the sole and exclusive owner of, or the exclusive or non-exclusive licensee of, with all right, title and interest in and to (free and clear of any Liens), the Company Intellectual Property Rights, and, in the case of Company Intellectual Property Rights owned by the Company or a subsidiary, has sole and exclusive rights (and is not contractually obligated to pay any compensation to any third party in respect thereof) to the use thereof or the material covered thereby in connection with the services or products in respect of which the Company Intellectual Property Rights are currently being used. To the knowledge of the Company, there is no and there has not been any unauthorized use, infringement or misappropriation by the Company or any of its subsidiaries of any patents, trademarks, trade names, service marks, copyrights, and any applications therefor, technology, know-how and tangible or intangible proprietary information, inventions, trade secrets or processes of any third party. All registered patents, trademarks, service marks and copyrights held by the Company are valid and subsisting. To the knowledge of the Company, there is no unauthorized use, infringement or misappropriation of any of the Company Intellectual Property Rights by any third party, including any employee or former employee of the Company or any subsidiary. No Company Intellectual Property Right or product of the Company or any subsidiary is subject to any outstanding decree, order, judgment, or stipulation restricting in any manner the licensing thereof by the Company or any subsidiary, except to the extent any such restriction does not constitute a Company Material Adverse Effect. Neither the Company nor any subsidiary has entered into any agreement under which the Company or any subsidiary is restricted from selling, licensing or otherwise distributing any of its products to any class of customers, in any geographic area, during any period of time or in any segment of the market, except to the extent any such restriction does not constitute a Company Material Adverse Effect. Each of the Company and its subsidiaries has used commercially reasonable efforts to (i) protect through nondisclosure agreements or other appropriate means all material patent, copyright, trademark and trade secret rights and confidential information of the Company and its subsidiaries, and
(ii) otherwise to secure and protect for the Company's benefit all Company Intellectual Property Rights of the Company. Each employee, officer and consultant of the Company and each of its subsidiaries has executed a proprietary information and inventions agreement substantially in the form provided by the Company to Parent. The execution of this Agreement and the consummation of the transactions contemplated hereby will not impair or invalidate in any way any of the Company Intellectual Property Rights.

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     SECTION 2.19. Change in Control Payments. Except as set forth in Section
2.19 of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries have any plans, programs or agreements to which they are parties, or to which they are subject, pursuant to which payments (whether in cash or property or the vesting of property) may be required upon, or may become payable directly or indirectly as a result of, a change of control of the Company.

     SECTION 2.20. Antitakeover Statutes. The board of directors of the Company has approved this Agreement and the transactions contemplated hereby and neither
Section 203 of the DGCL nor any other antitakeover or similar statute or regulation applies or purports to apply to the transactions contemplated hereby.

     SECTION 2.21. Title to Property. The Company and its subsidiaries own or lease no material real property other than as set forth in Section 2.21 of the Company Disclosure Schedule or the Company SEC Reports. Except as reflected in the Company's financial statements included in the Company SEC Reports, each of the Company and its subsidiaries has good and valid title to all of its respective properties and assets, free and clear of all Liens except Liens for Taxes not yet due and payable and such liens or other imperfections of title, if any, as do not materially detract from the value of or materially interfere with the present use of the property affected thereby; and, to the knowledge of the Company, all leases pursuant to which the Company or any subsidiary leases from others material amounts of real or personal property are in good standing, valid and effective in accordance with their respective terms, and there is not, to the knowledge of the Company, under any of such leases, any existing material default or event of default (or event which with notice or lapse of time, or both, would constitute a material default and in respect of which the Company or any of its subsidiaries, as applicable, has not taken adequate steps to prevent such a default from occurring).

     SECTION 2.22. Year 2000 Matters. Any reprogramming required to permit the proper functioning in and following the year 2000 of computer systems and other equipment containing embedded microchips, in either case owned or operated by the Company or any of its subsidiaries or used or relied upon in the conduct of their respective businesses (including any systems and other equipment supplied by others or with which the computer systems of the Company or any of its subsidiaries interface) has been completed. The testing of all such systems and other equipment as so reprogrammed has been completed. The costs to the Company and its subsidiaries for such reprogramming and testing and for other foreseeable consequences to them of any improper functioning of other computer systems and equipment containing embedded microchips due to the occurrence of the year 2000 will not have a Company Material Adverse Effect.

                                  ARTICLE III.

            REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

     Parent and Merger Sub hereby represent and warrant to the Company that, except as set forth in the written disclosure schedule previously delivered by Parent to the Company, the paragraphs of which are numbered to correspond to the Sections of this Agreement (the "Parent Disclosure Schedule"):

     SECTION 3.01. Organization and Qualification; Subsidiaries. Parent and each of its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority and is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such power, authority and Approvals would not, individually or in the aggregate, have a Parent Material Adverse Effect. Parent and each of its subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its

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properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, either individually or in the aggregate, have a Parent Material Adverse Effect.

     SECTION 3.02. Certificate of Incorporation and Bylaws. Parent has heretofore furnished to the Company a complete and correct copy of the Certificate of Incorporation and Bylaws, as amended to date, of Parent and the Certificate of Incorporation and Bylaws, as amended to date, of Merger Sub. Such Certificates of Incorporation and Bylaws of Parent and Merger Sub are in full force and effect. Neither Parent nor any of its subsidiaries is in violation of any of the provisions of its charter documents.

     SECTION 3.03. Capitalization.

     (a) The authorized capital stock of Parent consists of (i) 600,000,000 shares of Parent Common Stock and (ii) 1,000,000 shares of Preferred Stock, $0.001 par value ("Parent Preferred Stock") were authorized, of which (x) 100,000 shares of Series A Preferred Stock were authorized, (y) 100,000 shares of Series B Preferred Stock were authorized, and (z) one share of special voting stock is authorized. As of December 31, 1999, (1) 349,825,511 shares of Parent Common Stock were issued and outstanding (including 107,753,682 shares of Parent Common Stock issuable upon exchange of the outstanding exchangeable shares of Parent's subsidiary, JDS Uniphase Canada, Ltd.), (2) 100,000 shares of Series A Preferred Stock were issued and outstanding, (3) no shares of Series B Preferred Stock were issued and outstanding and one share of special voting stock was issued and outstanding, (4) no shares of capital stock were held in its treasury, and (5) 58,127,797 shares of Parent Common Stock were reserved for issuance pursuant to outstanding options under Parent's stock option plans ("Parent's Stock Option Plans"). No shares of Parent Common Stock or Parent Preferred Stock have been issued between December 31, 1999 and the date hereof, except for shares of Parent Common Stock issued upon exercise of options outstanding under Parent's Stock Option Plans. The authorized common stock of Merger Sub consists of 100 shares of common stock, all of which, as of the date hereof, are issued and outstanding. All of the outstanding shares of Parent's and Merger Sub's respective common stock have been duly authorized and validly issued and are fully paid and nonassessable, and issued in compliance with applicable securities laws. As of the date hereof, except for options outstanding under Parent's Stock Option Plans and as set forth in Section 3.03 of the Parent Disclosure Schedule and as described in the Parent SEC Reports, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued common stock of Parent or any of its subsidiaries or obligating Parent or any of its subsidiaries to issue or sell any shares of common stock of, or other equity interests in, Parent or any of its subsidiaries. As of the date hereof, there are no obligations, contingent or otherwise, of Parent or any of its subsidiaries to repurchase, redeem or otherwise acquire any Parent Common Shares or the common stock of any subsidiary. Except as set forth in Section 3.03(a) of the Parent Disclosure Schedule or as will not have a Parent Material Adverse Effect, all of the outstanding shares of common stock (or other equity interests) of each of Parent's subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and issued in compliance with applicable securities laws and all such shares are owned by Parent or another subsidiary free and clear of all Liens, other than Liens for taxes not yet due and payable.

     (b) The Parent Common Shares to be issued pursuant to the Merger will be duly authorized, validly issued, fully paid and nonassessable and shall be available for trading on the Nasdaq National Market.

     SECTION 3.04. Authority Relative to this Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger

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Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against each in accordance with its terms. The board of directors of Parent has determined that it is advisable and in the best interest of Parent's stockholders for Parent to enter into a strategic business combination with the Company upon the terms and subject to the conditions of this Agreement.

     SECTION 3.05. SEC Filings; Financial Statements.

     (a) Parent has filed all forms, reports, exhibits and other documents required to be filed with the SEC between June 30, 1999 and the date of this Agreement and has made available to the Company, in the form filed with the SEC,
(i) its Quarterly Report on Form 10-Q for the period ended September 30, 1999 and its Annual Reports on Form 10-K for the fiscal year ended June 30, 1999 and June 30, 1998, respectively, (ii) all proxy statements relating to Parent's meetings of stockholders (whether annual or special) held between June 30, 1998 and the date of this Agreement, (iii) all other reports or registration statements (other than Reports on Form 3, 4 or 5 filed on behalf of affiliates of the Parent) filed by Parent with the SEC between June 30, 1998 and the date of this Agreement, and (iv) all amendments and supplements to all such reports and registration statements filed by Parent with the SEC (collectively, the "Parent SEC Reports"). The Parent SEC Reports (i) were prepared in accordance with applicable requirements of the Federal Securities Laws, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of Parent's subsidiaries is required to file any forms, reports or other documents with the SEC.

     (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Reports has been prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and each fairly presented the consolidated financial position of Parent and its subsidiaries as of the respective dates thereof and the consolidated results of its operations and cash flows and stockholder equity for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount.

     (c) Parent has heretofore furnished to the Company a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Parent with the SEC pursuant to the Securities Act or the Exchange Act.

     SECTION 3.06. Absence of Certain Changes or Events. Except as set forth in
Section 3.06 of the Parent Disclosure Schedule or the Parent SEC Reports, between June 30, 1999 and the date hereof, there has not occurred: (i) any Parent Material Adverse Effect; (ii) any amendments or changes in the certificate of incorporation or bylaws of Parent (other than amendments to increase the authorized common stock of Parent); (iii) any damage to, destruction or loss of any asset of Parent, (whether or not covered by insurance) that has had or is reasonably likely to have a Parent Material Adverse Effect; (iv) any change by Parent in its accounting methods, principles or practices, except any such change as required by any concurrent change in GAAP or Federal Securities Law applicable to companies generally; (v) any revaluation of any of Parent's or any subsidiary's assets, including, without limitation, writing down the value of inventory or writing off notes or accounts

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

receivable other than in the ordinary course of business; (vi) any sale, pledge, disposition of or encumbrance upon a material amount of property of Parent or of any subsidiary, except in the ordinary course of business; (vii) any material Tax (as defined above) election inconsistent with past practices or the settlement or compromise of any material Tax liability; or (viii) any declaration, issuance or payment of any dividend or other distribution (whether in cash, stock or property or any thereof), other than the two-for-one stock split paid by Parent on December 29, 1999 and the two-for-one stock split announced by Parent on January 3, 1999 proposed to be paid March 10, 2000.

     SECTION 3.07. No Undisclosed Liabilities. Except as is set forth in the Parent SEC Reports, neither the Parent nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) which are, in the aggregate, material to the business, operations or financial condition of the Parent and its subsidiaries taken as a whole, except liabilities (a) adequately provided for in the Parent's balance sheet (including any related notes thereto) as of June 30, 1999, (b) not required under U.S. GAAP to be reflected on such balance sheet, or (c) incurred since June 30, 1999 in the ordinary course of business, and liabilities incurred in connection with this Agreement.

     SECTION 3.08. Absence of Litigation. Except as set forth in the Parent SEC Reports, (i) there are no claims, actions, suits, proceedings or investigations pending or, to the knowledge of the Parent, threatened, against Parent or against any subsidiary and (ii) there is no judgment, decree, injunction, rule or order of any Governmental or Regulatory Authority outstanding against Parent or its subsidiaries, other than, in each case those that the outcome of which, individually or in the aggregate, would not have a Parent Material Adverse Effect or a material adverse effect on Parent's ability to consummate the Merger.

     SECTION 3.09. Labor Matters. Except as set forth in Section 3.09 of the Parent Disclosure Schedule, (i) there are no controversies pending or, to the knowledge of Parent or any of its subsidiaries, threatened between Parent or any of its subsidiaries and any of their respective employees, which controversies have or may reasonably be expected to have a Parent Material Adverse Effect;
(ii) neither Parent nor any of its subsidiaries is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by Parent or its subsidiaries nor does Parent or any of its subsidiaries know of any activities or proceedings of any labor union to organize any such employees, and (iii) neither Parent nor any of its subsidiaries has any knowledge of any strikes, slowdowns, work stoppages, lockouts or threats thereof, by or with respect to any employees of Parent or any of its subsidiaries.

     SECTION 3.10. Disclosure Documents. The registration statement of Parent to be filed with the SEC with respect to the offering of Parent Common Shares in connection with the Merger (the "Registration Statement") and any amendments or supplements thereto will, when filed, comply as to form in all material respects with the applicable requirements of the Securities Act. At the time the Registration Statement or any amendment or supplement thereto becomes effective and at the Effective Time, the Registration Statement, as amended or supplemented, if applicable, shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements contained therein not misleading. The foregoing representations and warranties will not apply to statements or omissions included in the Registration Statement or any amendment or supplement thereto based upon information furnished to Parent or Merger Sub by the Company for use therein. None of the information furnished to the Company for use in (or incorporation by reference in) the Company Proxy Statement or any amendment or supplement thereto will contain, at the time the Company Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company or at any time the stockholders vote on the approval and adoption of this Agreement, any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

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

     SECTION 3.11. Taxes. Except as disclosed on Schedule 3.11 of the Parent Disclosure Schedule, Parent and its subsidiaries have filed all United States federal income Tax Returns and all other material Tax Returns required to be filed by them for all periods ending on or after June 30, 1999 and before the date of this Agreement, which Tax Returns are correct and complete in all material respects, and have duly paid or made adequate provision on their books, records and financial statements for the payment of all material Taxes which have accrued or have become payable.

     SECTION 3.12. Environmental Matters.

     (a) Each of the Parent and its subsidiaries has obtained all Environmental Permits, except for such failures to have Environmental Permits which, individually or in the aggregate, are not reasonably expected to have a Parent Material Adverse Effect. Each of such Environmental Permits is in full force and effect and each of the Parent and its subsidiaries is in compliance with the terms and conditions of all such Environmental Permits and with any applicable Environmental Law, except for such failures to be in compliance which, individually or in the aggregate, are not reasonably expected to have a Parent Material Adverse Effect.

     (b) Except as described in the Parent SEC Reports, there is no Environmental Claim pending or to the knowledge of the Parent threatened against the Parent or any of its subsidiaries or to the knowledge of the Parent, against any person or entity whose liability for any Environmental Claim the Parent or any of its subsidiaries has or may have retained or assumed either contractually or by operation of law that is reasonably expected to have a Parent Material Adverse Effect.

     (c) Except as described in the Parent SEC Reports, to the knowledge of Parent, there are no past or present actions, activities, circumstances, conditions, events or incidents, including, without limitation, the release, threatened release or presence of any Hazardous Material which could form the basis of any Environmental Claim against Parent or any of its subsidiaries, or to the knowledge of Parent, against any person or entity whose liability for any Environmental Claim Parent or any of its subsidiaries has or may have retained or assumed either contractually or by operation of law, except for such liabilities which, individually or in the aggregate, are not reasonably expected to have a Parent Material Adverse Effect.

     (d) To the knowledge of Parent, no site or facility now or previously owned, operated or leased by Parent or any of its subsidiaries is listed or proposed for listing on the National Priorities List promulgated pursuant to CERCLA.

     (e) No Liens have arisen under or pursuant to any Environmental Law on any site or facility owned, operated or leased by Parent or any of its subsidiaries, other than any such Liens which would, individually or in the aggregate, have a Parent Material Adverse Effect, and no action of any Governmental or Regulatory Authority has been taken or, to the knowledge of Parent, is in process which could subject any of such properties to such Liens.

     SECTION 3.13. Brokers. No broker, finder or investment banker (other than Thomas Weisel Partners ("TWP") and Banc of America Securities LLC ("BAS") is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub. Parent has heretofore furnished to the Company a complete and correct copy of all agreements between Parent and TWP and BAS pursuant to which such firms would be entitled to any payment relating to the transaction contemplated hereunder.

     SECTION 3.14. Full Disclosure. No statement contained in any representation or warranty contained herein or any statement contained in any certificate or schedule furnished or to be furnished by Parent or Merger Sub to the Company in, or pursuant to the provisions of, this Agreement contains or will contain any untrue statement of a material fact or omits or shall omit to

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

state any material fact necessary, in light of the circumstances under which it was made, in order to make the statements herein or therein not misleading.

     SECTION 3.15. Opinion of Financial Advisor. Parent has been advised by its financial advisor, BAS, that, in its opinion, as of the date of this Agreement, the Exchange Ratio is fair from a financial point of view to Parent and has delivered a written copy of such opinion dated the date hereof to the Company.

     SECTION 3.16. Intellectual Property. Parent, directly or indirectly, owns, or is licensed or otherwise possesses legally enforceable rights to use, all patents, trademarks, trade names, service marks, copyrights, and any applications therefor, technology, know-how and tangible or intangible proprietary information, inventions, trade secrets, processes or material that are required for the conduct of the business of Parent and its subsidiaries as currently conducted (the "Parent Intellectual Property Rights"). Section 3.16 of the Parent Disclosure Schedule contains a list of all registered Parent Intellectual Property Rights and the jurisdictions where such registrations have been made.

     Either Parent or a subsidiary is the sole and exclusive owner of, or the exclusive or non-exclusive licensee of, with all right, title and interest in and to (free and clear of any Liens), the Parent Intellectual Property Rights, and, in the case of Parent Intellectual Property Rights owned by Parent or a subsidiary, has sole and exclusive rights (and is not contractually obligated to pay any compensation to any third party in respect thereof) to the use thereof or the material covered thereby in connection with the services or products in respect of which the Parent Intellectual Property Rights are currently being used. To the knowledge of Parent, there is no and there has not been any unauthorized use, infringement or misappropriation by Parent or any of its subsidiaries of any patents, trademarks, trade names, service marks, copyrights, and any applications therefor, technology, know-how and tangible or intangible proprietary information, inventions, trade secrets or processes of any third party. All registered patents, trademarks, service marks and copyrights held by Parent are valid and subsisting. To the knowledge of Parent, there is no unauthorized use, infringement or misappropriation of any of the Parent Intellectual Property Rights by any third party, including any employee or former employee of Parent or any subsidiary. No Parent Intellectual Property Right or product of Parent or any subsidiary is subject to any outstanding decree, order, judgment, or stipulation restricting in any manner the licensing thereof by Parent or any subsidiary, except to the extent any such restriction does not constitute a Parent Material Adverse Effect. Neither Parent nor any subsidiary has entered into any agreement under which Parent or any subsidiary is restricted from selling, licensing or otherwise distributing any of its products to any class of customers, in any geographic area, during any period of time or in any segment of the market, except to the extent any such restriction does not constitute a Parent Material Adverse Effect. Each of Parent and its subsidiaries has used commercially reasonable efforts to (i) protect through nondisclosure agreements or other appropriate means all material patent, copyright, trademark and trade secret rights and confidential information of Parent and its subsidiaries, and (ii) otherwise to secure and protect for Parent's benefit all Parent Intellectual Property Rights of Parent. Each employee, officer and consultant of Parent and each of its subsidiaries has executed a proprietary information and inventions agreement substantially in the form provided by Parent to the Company. The execution of this Agreement and the consummation of the transactions contemplated hereby will not impair or invalidate in any way any of the Parent Intellectual Property Rights.

     SECTION 3.17. Title to Property. Parent and its subsidiaries own or lease no material real property other than as set forth in Section 3.17 of the Parent Disclosure Schedule or the Parent SEC Reports. Except as reflected in Parent's financial statements included in the Parent SEC Reports, each of Parent and its subsidiaries has good and valid title to all of its respective properties and assets, free and clear of all Liens except Liens for taxes not yet due and payable and such liens or other imperfections of title, if any, do not materially detract from the value of or materially interfere with the present use of the property affected thereby; and, to the knowledge of Parent, all leases pursuant to which Parent or any subsidiary leases from others material amounts of real or personal property are in good standing, valid and effective in accordance with their respective terms, and there is not, to the knowledge of Parent, under any of such leases, any existing material default or event of default (or event which with notice or lapse of time, or both, would constitute a material default and in respect of which Parent or any of its subsidiaries, as applicable, has not taken adequate steps to prevent such a default from occurring).

     SECTION 3.18. Year 2000 Matters. Any reprogramming required to permit the proper functioning in and following the year 2000 of computer systems and other equipment containing embedded microchips, in either case owned or operated by Parent or any of its subsidiaries or used or relied upon in the conduct of their respective businesses (including any systems and other equipment supplied by others or with which the computer systems of Parent or any of its subsidiaries interface) has been completed. The testing of all such systems and other equipment as so reprogrammed has been completed. The costs to Parent and its subsidiaries for such reprogramming and testing and for other foreseeable consequences to them of any improper functioning of other computer systems and equipment containing embedded microchips due to the occurrence of the year 2000 will not have a Parent Material Adverse Effect.

     SECTION 3.19. Material Contracts; No Violation.

     (a) Except as set forth in Section 3.19(a) of the Parent Disclosure Schedule, (i) neither the Parent nor any subsidiary has breached, is in default under, or has received written notice of any breach or default under, any contract filed as an exhibit or required to be filed as an exhibit to the Parent SEC Reports (a "Parent Material Contract"), (ii) to the knowledge of Parent, no other party to any of the Parent Material Contracts has breached or is in default of any of its obligations thereunder, and (iii) each of the Parent Material Contracts is in full force and effect, except in any such case for breaches, defaults or failures to be in full force that in the aggregate do not constitute a Parent Material Adverse Effect.

     (b) Except as set forth in Section 3.19(b) of the Parent Disclosure Schedule, the execution and delivery of this Agreement by the Parent does not, and the performance of this Agreement and the consummation of the transactions contemplated by this Agreement by Parent will, (i) conflict with or violate the certificate of incorporation or bylaws of Parent, (ii) conflict with or violate any Laws applicable to the Parent or any subsidiary or by which any of their respective properties are bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the Company's or any subsidiary's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, any contract, or result in the creation of a Lien on any of the properties or assets of the Company or any subsidiary pursuant to, any material contract filed as an exhibit or required to be filed as an exhibit to the Parent SEC Reports or other note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any subsidiary is a party or by which Parent or any subsidiary or any of their respective properties are bound or affected, except in the case of clauses (ii) and (iii) for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, have a Parent Material Adverse Effect.

                                  ARTICLE IV.

                     CONDUCT OF BUSINESS PENDING THE MERGER

     SECTION 4.01. Conduct of Business by the Company Pending the Merger. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, the Company covenants and agrees that, unless Parent shall otherwise agree in writing or as required or permitted under this Agreement, the Company shall conduct its business and shall cause the business of its subsidiaries to be conducted only in, and the Company and its subsidiaries shall not take any action except in the ordinary course of business and in a manner consistent with past practice; and the Company shall use reasonable commercial efforts to preserve substantially intact the business organization of the Company and its subsidiaries, to keep available the services of the present officers, employees and consultants of the Company and its subsidiaries and to preserve the present relationships of the Company and its subsidiaries with customers, suppliers and other persons with which the Company or any subsidiary has significant business relations. By way of amplification and not limitation, except as contemplated by this Agreement and except as disclosed in Section 4.01 of the Company Disclosure Schedule, neither the Company nor any subsidiary shall, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, directly or indirectly do, or propose to do, any of the following without the prior written consent of Parent:

          (a) amend or otherwise change the Company's certificate of incorporation or bylaws;

          (b) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of Company capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of Company capital stock, or any other ownership interest (including, without limitation, any phantom interest) of the Company, any subsidiary or any of its affiliates, except for the issuance of (i) options under the Company Stock Option Plans to purchase up to 2,000,000 shares of Company Common Stock granted to Company employees in the ordinary course of business, which options shall have exercise prices no less than the fair market value at the time of grant and (ii) shares of Company Common Stock issuable to participants in the Company's employee stock purchase plan in the ordinary course of business and upon issuance of outstanding Stock Options granted under the Company Stock Option Plans;

          (c) sell, pledge, dispose of or encumber any assets or inventory of the Company or of any subsidiary (except for (i) sales of assets or inventory in the ordinary course of business, (ii) dispositions of obsolete or worthless assets, and (iii) pledges of assets pursuant to existing agreements, or agreements the Company is permitted to enter into in connection with the purchase of assets), or take any action that would reasonably be expected to result in any damage to, destruction or loss of any material asset of the Company (whether or not covered by insurance);

          (d) except as is contemplated by this Agreement, or the applicable award agreement or Employee Plan, accelerate, amend or change the period (or permit any acceleration, amendment or change) of exercisability of options or restricted stock granted under the Employee Plans (including the Company Stock Option Plans) or authorize cash payments in exchange for any options granted under any of such plans;

          (e)(i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its common stock, except that a subsidiary may declare and pay a dividend to the Company, (ii) split, combine or reclassify any of its common stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its common stock, (iii) amend the terms of, repurchase, redeem or otherwise acquire, or permit any subsidiary to repurchase, redeem or otherwise acquire, any of its securities or any securities of a subsidiary, except in accordance with preexisting commitments as of the date hereof, or propose to do any of the foregoing;

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          (f)(i) acquire (by merger, consolidation, or acquisition of stock or assets) any company, corporation, partnership or other business organization or division thereof, or enter into or amend any contract, agreement, commitment or arrangement to effect any such acquisition, except with respect to those transactions as set forth in Section 4.01(f) of the Company Disclosure Schedule, (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee (other than guarantees of bank debt of a subsidiary entered into in the ordinary course of business) or endorse or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans or advances, except in each case in the ordinary course of business (including pursuant to existing credit lines and lease facilities); (iii) to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any subsidiary or any other entity other than guarantees of bank obligations of a subsidiary entered into in the ordinary course of business; (iv) except in the ordinary course of business or otherwise provided or permitted by this Agreement, to enter into or amend any material agreement or contract which provides for the sale, license, or purchase by the Company or any of its subsidiaries of assets; (iv) authorize any capital expenditures or purchase of fixed assets which are, in the aggregate, in excess of $100,000,000; or (v) enter into or amend any contract, agreement, commitment or arrangement to effect any of the matters prohibited by this Section 4.01(f); provided, however, notwithstanding anything to the contrary contained in the foregoing, the Company shall be permitted to make minority equity investments in other entities not to exceed $5 million individually, or $30 million in the aggregate (including without limitation the right to enter into appropriate investment agreements);

          (g) increase the compensation payable or to become payable to its officers or employees, except for increases in salary or wages of employees of the Company or of any subsidiary who are not executive officers of the Company in the ordinary course of business in accordance with past practices, or grant any severance or termination pay to, or enter into any employment or severance agreement with any director, officer (except for officers who are terminated on an involuntary basis), or, except as consistent with past practice and in the ordinary course of business, establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees, except, in each case, as may be required by law;

          (h) take any action to change accounting policies or procedures (including, without limitation, procedures with respect to revenue recognition, payments of accounts payable and collection of accounts receivable), except as required by concurrent changes in GAAP or Federal Securities Law applicable to companies generally;

          (i) make any material Tax election inconsistent with past practices or settle or compromise any material federal, state, local or foreign Tax liability or agree to an extension of a statute of limitations except to the extent the amount of any such settlement has been reserved for on the most recent Company SEC Report or incurred in the ordinary course of business since such date;

          (j) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business;

          (k) Engage in any action or enter into any transaction or permit any action to be taken or transaction to be entered into that could reasonably be expected to delay the consummation of, or otherwise adversely affect, any of the transactions contemplated by this Agreement;

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          (l) undertake any revaluation of any of the Company's or any subsidiary's assets, including, without limitation, writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business or in accordance with GAAP consistently applied;

          (m) take, or agree in writing or otherwise to take, any of the actions described in Sections 4.01 (a) through (l) above.

     SECTION 4.02. Conduct of Business by Parent and Merger Sub Pending the Merger. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, Parent covenants and agrees that, unless the Company shall otherwise agree in writing or as required or permitted under this Agreement, Parent shall conduct its business and shall cause the business of its subsidiaries to be conducted only in, and Parent and its subsidiaries shall not take any action except in the ordinary course of business and in a manner consistent with past practice; and Parent shall use reasonable commercial efforts to preserve substantially intact the business organization of Parent and its subsidiaries, to keep available the services of the present officers, employees and consultants of Parent and its subsidiaries and to preserve the present relationships of Parent and its subsidiaries with customers, suppliers and other persons with which Parent or any subsidiary has significant business relations. By way of amplification and not limitation, except as contemplated by this Agreement and except as disclosed in Section 4.02 of the Parent Disclosure Schedule, neither Parent nor any of its subsidiaries shall, unless the Company shall otherwise agree in writing or as required or permitted under this Agreement, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, directly or indirectly do, or propose to do, any of the following without the prior written consent of the Company:

          (a) Engage in any action or enter into any transaction or permit any action to be taken or transaction to be entered into that could reasonably be expected to delay the consummation of, or otherwise adversely affect, any of the transactions contemplated by this Agreement;

          (b) Acquire (by merger, consolidation, or acquisition of stock or assets) any company, corporation, partnership or other business organization or division thereof or enter into or amend any contract, agreement, commitment or arrangement to effect any such acquisition, except with respect to those transactions as set forth in Section 4.02(b) of the Parent Disclosure Schedule; provided that Parent (or its subsidiaries) may make minority equity investments in other entities not to exceed $5 million individually, or $30 million in the aggregate (including without limitation the right to enter into appropriate investment agreements); or

          (c) Take, or agree in writing or otherwise to take, any of the actions described in Sections 4.02(a) through (b) above.

     SECTION 4.03. No Solicitation.

     (a) The Company shall not, and shall not permit or authorize the Company's subsidiaries, its and their officers, directors, employees, affiliates, agents or other representatives (including without limitation any investment banker, financial advisor, attorney or accountant retained by it or any of its subsidiaries) to initiate, solicit or knowingly encourage (including by way of furnishing information or assistance) or take any other action to facilitate, any inquiries or the making of any proposal relating to, or that may reasonably be expected to lead to, any Alternative Transaction (as defined in Section 7.03(d)), or enter into discussions (except as to the existence of these provisions) or negotiate with any person or entity in furtherance of such inquiries or to obtain an Alternative Transaction, or agree to, or endorse, any Alternative Transaction and the Company shall promptly notify Parent of all relevant terms of any such inquiries or proposals received by the Company or by any subsidiary or by any such officer, director, employee, agent, investment banker, financial advisor, attorney, accountant or other representative relating to any of such matters and if such inquiry or

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

proposal is in writing, the Company shall promptly deliver or cause to be delivered to Parent a copy of such inquiry or proposal and promptly update Parent as to any material changes with respect to such inquiry or proposal; provided, however, that nothing contained in this subsection (a) shall prohibit the board of directors of the Company, any of its subsidiaries, and each of their officers, directors, employees, affiliates, agents or other representatives (including without limitation any investment banker, financial advisor, attorney or accountant retained by it or any of its subsidiaries) from
(i) furnishing information to, entering into a confidentiality agreement with, or entering into discussions or negotiations with, any persons or entity in connection with an unsolicited bona fide proposal in writing by such person or entity relating to an Alternative Transaction if, and only to the extent that
(A) the board of directors of the Company determines in good faith, after consultation with its outside legal counsel, that such action is reasonably necessary to comply with its fiduciary duties under Delaware law, (B) such action is in response to an unsolicited bona fide written proposal made by a third party relating to an Alternative Transaction on terms which the Company's board of directors believes to be more favorable to the Company's stockholders than the Merger or may reasonably be expected to result in an Alternative Transaction on terms that the Company's board of directors believe is more favorable to the Company's stockholders than the Merger, and in each case for which financing, to the extent required, is then committed (a "Superior Proposal"), and (C) prior to furnishing such information to, or entering into discussions or negotiations with, such person or entity the Company provides written notice to Parent to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity; (ii) complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Alternative Transaction; or (iii) in the event of a Superior Proposal, to enter an agreement or understanding with respect to the Superior Proposal.

     (b) The Company shall immediately cease and cause to be terminated any existing discussions or negotiations with any parties (other than Parent and Merger Sub) conducted heretofore with respect to any of the foregoing. The Company agrees not to release any third party from any confidentiality or standstill agreement to which the Company is a party.

     (c) The Company shall ensure that the officers, directors and employees of the Company and of each subsidiary and any investment banker or other advisor or representative retained by the Company are aware of the restrictions described in this Section.

                                   ARTICLE V.

                             ADDITIONAL AGREEMENTS

     SECTION 5.01. Proxy Statement; Form S-4.

     In connection with the meeting of the Company's stockholders to approve this Agreement and the transactions contemplated hereby (the "Company Stockholders' Meeting"), after the date hereof the Company will promptly prepare and file with the SEC a proxy statement (the "Company Proxy Statement"), conforming to the requirements of the applicable provisions of the Exchange Act, soliciting the Company stockholders' approval of this Agreement and the transactions contemplated herein at the Company Stockholders' Meeting. After the date hereof, Parent shall prepare and Parent shall file with the SEC the Registration Statement in which a prospectus and the Company Proxy Statement will be included as part. Each of Parent and the Company will respond to any comments of the SEC, will use commercially reasonable efforts to cause the Registration Statement to become effective and will cause the Company Proxy Statement/Prospectus to be mailed to all stockholders of the Company at the earliest practicable time after the Registration Statement is declared effective. Each of Company and Parent will notify the other promptly upon the receipt of any comments from the SEC or its staff of any request by the SEC or its staff for amendments or supplements to the

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

Registration Statement, Company Proxy Statement, or for additional information and will supply the other copies with all such correspondence between such party or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Registration Statement, Company Proxy Statement or Merger. The Company Proxy Statement and all other proxy materials shall be subject to the review and reasonable approval of Parent.

     SECTION 5.02. Company Stockholders' Meeting; Voting Agreements. The Company shall call and use commercially reasonable efforts to hold the Company Stockholders' Meeting as promptly as practicable after the date on which the Registration Statement becomes effective for the purpose of voting upon the approval of the Merger. The Company shall use commercially reasonable efforts to solicit from its stockholders proxies in favor of the approval of the Merger, and shall use commercially reasonable efforts to take all other action necessary or advisable to secure the vote or consent of stockholders required by the DGCL and the certificate of incorporation and bylaws of the Company to obtain such approvals. Concurrently herewith each of the persons listed on Exhibit 5.02(a) has entered into a Voting Agreement with Parent in substantially the form of
Exhibit 5.02(b) hereto (the "Voting Agreements") and the Company shall in no way challenge the validity, or enforceability of any of the Voting Agreements or any proxy entered into in connection therewith.

     SECTION 5.03. Access to Information; Confidentiality. Upon reasonable notice and subject to restrictions contained in confidentiality agreements to which such party is subject, the Company and Parent shall each (and shall cause each of their subsidiaries to) afford to the officers, employees, accountants, counsel and other representatives of the other, reasonable access, during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records and, during such period. The Company and Parent each shall (and shall cause each of their subsidiaries to) furnish promptly to the other all information concerning its business, properties and personnel as such other party may reasonably request, and each shall make available to the other the appropriate individuals (including attorneys, accountants and other professionals) for discussion of the other's business, properties and personnel as either party may reasonably request. Each party shall keep such information confidential in accordance with the terms of the letter agreement, entered into on January 7, 2000 (the "Confidentiality Agreement") between Parent and the Company. The Company and Parent shall file all reports required to be filed by each of them with the SEC between the date of this Agreement and the Effective Time and shall deliver to the other party copies of such reports promptly after the same are filed.

     SECTION 5.04. Consents; Approvals. The Company and Parent shall coordinate and cooperate with one another and shall each use their reasonable best efforts to obtain (and shall each refrain from taking any willful action that would impede obtaining) all consents, waivers, approvals, authorizations or orders (including, without limitation, all rulings, decisions or approvals by any Governmental or Regulatory Authority), and the Company and Parent shall make all filings (including, without limitation, the pre-merger notification filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR Act"), as amended, and all other filings with Governmental or Regulatory Authorities) required in connection with the authorization, execution and delivery of this Agreement by the Company and Parent and the consummation by them of the transactions contemplated hereby, excepting only those merger notification filings with foreign jurisdictions for which the failure to file would not have a Material Adverse Effect on the Company or the transactions contemplated hereby. The Company and Parent shall furnish all information required to be included in the Company Proxy Statement and the Registration Statement, or for any application or other filing to be made pursuant to the rules and regulations of any Governmental or Regulatory Authority in connection with the transactions contemplated by this Agreement. Except where prohibited by applicable statutes and regulations, and subject to the Confidentiality Agreement, each party shall coordinate with one another in preparing and exchanging such information, and shall

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

promptly provide the other (or its counsel) with copies of all filings, presentations or submissions made by such party with any Governmental or Regulatory Authority in connection with this Agreement or the transactions contemplated hereby.

     SECTION 5.05. Agreements of Affiliates. The Company shall deliver to Parent, prior to the date the Registration Statement becomes effective under the Securities Act, a letter (the "Affiliate Letter") identifying all persons who are, or may be deemed to be, at the time of the Company Stockholders' Meeting, "affiliates" of the Company for purposes of Rule 145 under the Securities Act. The Company shall use commercially reasonable efforts to cause each person who is identified as an "affiliate" in the Affiliate Letter to deliver to Parent, prior to the Effective Time, a written agreement (an "Affiliate Agreement") in a form mutually agreeable to the Company and Parent.

     SECTION 5.06. Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of
(i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would be likely to cause any representation or warranty contained in this Agreement to be materially untrue or inaccurate such that the conditions to closing set forth in Section 6.02(a) and 6.03(b), as the case may be, shall not be met and (ii) any failure of the Company, Parent or Merger Sub, as the case may be, to materially comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder such that the conditions to closing set forth in Section 6.02(a) and 6.03(b), as the case may be, shall not be met; provided, however, that the delivery of any notice pursuant to this Section 5.06 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice and further provided that failure to give such notice shall not be treated as a breach of covenant for the purposes of Section 6.02(b) or 6.03(b) unless the failure to give such notice results in material prejudice to the other party.

     SECTION 5.07. Further Assurances; Tax Treatment.

     (a) Upon the terms and subject to the conditions hereof, each of the parties hereto shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, to obtain in a timely manner all necessary waivers, consents and approvals and to effect all necessary registrations and filings, and to otherwise satisfy or cause to be satisfied all conditions precedent to its obligations under this Agreement.

     (b) Each of Parent, Merger Sub and the Company shall use its best efforts to cause the Merger to qualify, and will not (both before and after consummation of the Merger) take any actions which could prevent the Merger from qualifying, as a reorganization under the provisions of Section 368 of the Code.

     (c) Each of Parent, Merger Sub and the Company shall cooperate with each other in obtaining the opinions of Morrison & Foerster LLP and Wilson Sonsini Goodrich & Rosati Professional Corporation described in Section 6.01(c). In connection therewith, each of Parent and the Company shall deliver to such counsel customary representation letters substantially in the form of Exhibit 5.07(c) hereto.

     SECTION 5.08. Public Announcements. Parent and the Company shall consult with each other before issuing any press release with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statement without the prior consent of the other party, which shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party, issue such press release or make such public statement as may upon the advice of counsel be required by law or the Nasdaq National Market if it has used all reasonable efforts to consult with the other party. Each of Parent and Company shall make all necessary filings

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

with Governmental or Regulatory Authorities and shall promptly provide the other party with copies of filings made by such party between the date hereof and the Effective Time.

     SECTION 5.09. Listing of Parent Common Shares. Parent shall use its commercially reasonable best efforts to cause the shares of Parent Common Shares to be issued in the Merger to be approved for quotation on the Nasdaq National Market prior to the Effective Time. Parent shall use its commercially reasonable best efforts to cause shares of Parent Common Stock, when issued upon exercise of Company Stock Options, to be approved for quotation on the Nasdaq National Market.

     SECTION 5.10. Form S-8. Parent shall file with the SEC, no later than 10 days after the Effective Time, a registration statement on Form S-8 relating to Parent Common Stock issuable pursuant to assumed awards under the Company Stock Option Plans and the Company's Employee Stock Purchase Plan (the "Company ESPP").

     SECTION 5.11. Conveyance Taxes. Parent and the Company shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications, or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees, and any similar taxes which become payable in connection with the transactions contemplated hereby that are required or permitted to be filed on or before the Effective Time.

     SECTION 5.12. Director and Officer Liability. From and after the Effective Time, Parent will cause the Surviving Company to indemnify and hold harmless the present and former officers and directors of the Company in respect of acts or omissions occurring prior to the Effective Time to the extent provided under the Company's certificate of incorporation and bylaws in effect on the date hereof. For a period of six years after the Effective Time, Parent shall cause to be maintained in effect the policies of directors' and officers' liability insurance maintained by the Company for the benefit of those persons who are covered by such policies at the Effective Time (or Parent and/or the Surviving Company may substitute therefor policies of at least the same coverage with respect to matters occurring prior to the Effective Time); provided, however, that in no event shall Parent and/or the Surviving Company be required to expend in excess of 150 percent of the annual premium currently paid by the Company for such coverage, and provided further, that if the premium for such coverage exceeds such amount, Parent and/or the Surviving Company shall purchase a policy with the greatest coverage available for such 150 percent of the annual premium.

     SECTION 5.13. Action by Parent and Company's Boards. Prior to the Effective Time, the boards of directors of Parent and the Company shall each comply as applicable with the provisions of the SEC's no-action letter dated January 12, 1999 addressed to Skadden, Arps, Slate, Meagher and Flom LLP relating to Rule l6b of the Exchange Act.

     SECTION 5.14. Composition of the Board of Directors. Parent's board of directors currently consists of ten members, divided into three classes and the members of each class of directors serve staggered three-year terms. At the Effective Time, Parent shall cause (a) the size of its Board of Directors to be increased to twelve members, and (b) the persons listed on Exhibit 5.14 to be appointed to Parent's Board of Directors (each to be in such class as shall be reasonably approved by the Company and Parent) to serve until such time as successors are duly elected and qualified.

     SECTION 5.15. Employee Benefits. Parent agrees that all employees of the Company and its subsidiaries who continue employment with Parent, the Surviving Company or any subsidiary thereof after the Effective Time (the "Continuing Employees") shall be eligible to participate in Parent's employee benefit plans and arrangements to the same extent as and on a basis no less favorable than similarly situated employees of Parent. The Continuing Employees shall be given credit for service with the Company and its subsidiaries for all purposes under Parent's employee benefit plans and arrangements. With respect to the Continuing Employees, Parent shall waive all pre-existing condition limitations in its health and welfare plans and shall give credit for co-payments, deductibles and out-of-pocket maximums already incurred by the Continuing Employees under the Company Employee Plans. Upon the Effective Time, the Parent shall assume the Company ESPP and each outstanding option thereunder. Each ESPP option so assumed by Parent shall continue to have, and be subject to the same terms and conditions set forth in the ESPP, except that (a) the fair market value per share of Company Common Stock at the beginning of each offering period in effect as of the Effective Time shall be equal to the fair market value per share of the Company's Common Stock at the beginning of each such offering period divided by the Exchange Ratio, rounded up to the nearest whole cent, and (b) no ESPP option shall be terminated by Parent prior to its normal expiration in accordance with the terms of the ESPP. In the event that following the expiration of all ESPP options, Parent terminates the Company ESPP, Continuing Employees will be eligible to participate in the Parent Employees' Stock Purchase Plan ("Parent ESPP") in accordance with the terms and conditions of the Parent ESPP.

                                  ARTICLE VI.

                            CONDITIONS TO THE MERGER

     SECTION 6.01. Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

          (a) Effectiveness of the Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose and no similar proceeding in respect of the Company Proxy Statement shall have been initiated or threatened by the SEC;

          (b) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; and there shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal;

          (c) Tax Opinions. Parent and the Company shall have received opinions of Morrison & Foerster LLP and Wilson Sonsini Goodrich & Rosati, Professional Corporation, respectively, in form and substance reasonably satisfactory to Parent and the Company, respectively, on the basis of certain facts, representations and assumptions set forth in such opinion, dated the Effective Time, to the effect that the Merger will be treated for federal income tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Code and that each of Parent, Merger Sub and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code; provided, however, that if the counsel to either Parent or the Company does not render such opinion this condition shall nonetheless be deemed to be satisfied with respect to such party if counsel to the other party renders such opinion to such party;

          (d) HSR Act. The waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and any other applicable waiting period under any other premerger notification statute of a foreign jurisdiction, to the extent material, has either expired or been terminated; and

          (e) Stockholder Approval. This Agreement and the Merger shall have been approved and adopted by the requisite vote of the stockholders of the Company.

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     SECTION 6.02. Additional Conditions to Obligations of Parent and Merger
Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the following conditions:

          (a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be true and correct on and as of the Effective Time, except (i) for changes contemplated by this Agreement, (ii) those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such date (subject to the qualifications in clause (iii) below)); and (iii) where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to "materiality" or "material adverse effect" set forth therein) would not have a Company Material Adverse Effect, with the same force and effect as if made on and as of the Effective Time, and Parent and Merger Sub shall have received a certificate to such effect signed by the President and Chief Financial Officer of the Company;

          (b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and Parent and Merger Sub shall have received a certificate to such effect signed by the President and Chief Financial Officer of the Company;

          (c) Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Company Material Adverse Effect.

     SECTION 6.03. Additional Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the following conditions:

          (a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct on and as of the Effective Time, except (i) for changes contemplated by this Agreement, (ii) those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such date (subject to the qualifications in clause (iii) below)), and (iii) where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to "materiality" or "material adverse effect" set forth therein) would not have, individually or in the aggregate, a Parent Material Adverse Effect, with the same force and effect as if made on and as of the Effective Time, and the Company shall have received a certificate to such effect signed by the President and Chief Financial Officer of Parent;

          (b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time, and the Company shall have received a certificate to such effect signed by the President and Chief Financial Officer of Parent;

          (c) Material Adverse Effect. Since the date of this Agreement, there shall not have been a Parent Material Adverse Effect.

                                  ARTICLE VII.

                                  TERMINATION

     SECTION 7.01. Termination. This Agreement may be terminated at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of the Company:

          (a) by mutual written consent duly authorized by the boards of directors of Parent and the Company; or

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

          (b) by either Parent or the Company if the Merger shall not have been consummated by October 31, 2000 (the "Final Date") (provided that the right to terminate this Agreement under this Section 7.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement); or

          (c) by either Parent or the Company if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued a non-appealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, except if the party relying on such order, decree or ruling or other action has not complied with its obligations under Sections 5.04 and 5.07; or

          (d) by Parent or the Company if, at the Company Stockholders' Meeting (including any adjournment or postponement thereof), the requisite vote of the stockholders of the Company as required by the DGCL (the "Requisite Vote") shall not have been obtained; provided, however, that the right to terminate this Agreement under this Section 7.01(d) shall not be available to the Company where the failure to obtain the Requisite Vote shall have been caused by the Company's breach of this Agreement (subject solely to any actions taken by the Company in connection with a Superior Proposal to the extent permitted by and pursuant to Section 4.03(a)); or

          (e) by Parent, if (i) the board of directors of the Company shall withdraw, modify or change its recommendation of this Agreement or the Merger in a manner adverse to Parent or shall have resolved to do any of the foregoing; (ii) the board of directors of the Company shall have recommended to the stockholders of the Company an Alternative Transaction (as defined in Section 7.03(d)); or (iii) a tender offer or exchange offer for 15% or more of the outstanding shares of Company Common Stock is commenced (other than by Parent or an affiliate of Parent), and the board of directors of the Company recommends that the stockholders of the Company tender their shares in such tender or exchange offer;

          (f) by the Company, prior to the receipt of the Requisite Vote, if the Company receives, without violating its obligations under Section 4.03 hereof, a Superior Proposal; provided that in order for the termination of this Agreement to be deemed effective pursuant to this paragraph (f), the Company shall have complied with all its obligations under Section 4.03 hereof and with applicable requirements of Section 7.03 hereof, including payment of the Fee Payable By Company (as defined in Section 7.03(b) hereof) pursuant to Section 7.03(b) hereof;

          (g) by Parent or the Company, upon a material breach of any representation, warranty, covenant or agreement on the part of the Company or Parent, respectively, set forth in this Agreement such that the conditions set forth in Section 6.02(a) or 6.02(b), or Section 6.03(a) or 6.03(b), would not be satisfied, provided, that if such breach is curable through the exercise of commercially reasonable efforts, then the other party may not terminate pursuant to this Section 7.01(g) in respect of such breach if such breach is curable and shall have been cured within 30 days following notice by the other party of such breach, provided the breaching party continues to use commercially reasonable efforts to cure such breach during the 30 day period (it being understood that (i) the other party may not terminate this Agreement pursuant to this Section 7.01(g) after notice of such breach if such breach shall have been cured within 30 days or the party seeking to terminate shall then be in material breach of this Agreement and (ii) no cure period shall be required for a breach which by its nature cannot be cured).

     SECTION 7.02. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7.01, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto or any of its affiliates, directors, officers or stockholders except (i) as set forth in Sections 7.03 and 8.01 hereof, and (ii) nothing herein shall relieve any party from liability for any willful breach hereof.

     SECTION 7.03. Fees and Expenses.

     (a) Except as set forth in this Section 7.03, (i) all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, if the Merger is not consummated, or (ii) if the Merger is consummated, then the Surviving Company shall pay all such fees and expenses; provided however, that Parent and the Company shall share equally all fees and expenses, other than attorneys' fees, incurred in relation to the printing and filing of the Company Proxy Statement (including any preliminary materials related thereto) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto.

     (b) The Company shall pay Parent a fee of $350 million in cash (the "Fee Payable By Company"), less the Expenses (as defined in Section 7.03(c) hereof) to the extent that the Expenses have already been paid to Parent pursuant to
Section 7.03(c) hereof, upon the earliest to occur of the following events:

          (i) the termination by Parent or the Company pursuant to Section 7.01(d); provided, that an Alternative Transaction has been publicly announced at or prior to the time the Requisite Vote is sought to be obtained and either: (i) such proposed Alternative Transaction has not been withdrawn by the Third Party (as defined below) or otherwise affirmatively rejected by the Board of Directors of the Company; or (ii) notwithstanding the withdrawal and/or rejection of such Alternative Transaction as provided in the foregoing clause (i), an Alternative Transaction with such Third Party is consummated within twelve (12) months of the date the Requisite Vote is sought to be obtained as provided above; or

          (ii) the termination of this Agreement by Parent pursuant to Section 7.01(e); or

          (iii) the termination of this Agreement by Company pursuant to Section 7.01(f).

     (c) The Company shall pay Parent an amount equal to $15 million, which the parties agree represents a reasonable estimate of the out-of-pocket expenses that Parent will incur in connection with the transactions contemplated by this Agreement and which amount shall represent the entire amount that Parent is entitled to receive with respect to such expenses, including, but not limited to, fees and expenses of Parent's counsel, accountants and financial advisers (the "Expenses") upon the termination by Parent or the Company pursuant to
Section 7.01(d) if payment of the Fee Payable By Company is not required in connection with such termination by Section 7.03(b)(i) above.

     (d) As used herein, "Alternative Transaction" means any of the following:
(i) transaction pursuant to which any person (or group of persons) other than Parent or its affiliates (a "Third Party") seeks to acquire, directly or indirectly, more than 25 percent of the outstanding Shares, whether from the Company or pursuant to a tender offer or exchange offer or otherwise, (ii) a merger or other business combination involving the Company pursuant to which any Third Party acquires more than 25 percent of the outstanding equity securities of the Company or the entity surviving such merger or business combination,
(iii) any other transaction pursuant to which any Third Party acquires control of all or substantially all of the assets of the Company (including for this purpose the outstanding equity securities of the Company's subsidiaries), (iv) the adoption by the Company of a plan of liquidation, the declaration or payment by the Company of an extraordinary dividend on any of its shares of capital stock or the effectuation by the Company of a recapitalization or other type of transaction that would involve either a change in the Company's outstanding capital stock or a distribution of assets of any kind to the holders of such capital stock or (v) the repurchase by the Company or any of its subsidiaries of shares of the Company's capital stock representing at least 25 percent or more of the aggregate voting power of all voting securities of the Company; provided, however, that the term Alternative Transaction shall not include any acquisition of securities by a broker dealer in connection with a bona fide public offering of such securities.

     (e) Parent shall pay the Company a fee of $100 million (the "Fee Payable By Parent") upon a termination of this Agreement pursuant to Section 7.01(b); provided that the Fee Payable by Parent shall not be payable if either (i) any of the conditions set forth in Section 6.02 is not satisfied as of the Final Date; or (ii) the failure to effect the Closing prior to the Final Date is not solely the result of the failure of any of the conditions set forth in Sections 6.01(c), 6.01(e) or 6.03 hereof.

     (f)(i) The Fee Payable By Company payable pursuant to Section 7.03(b)(ii) and 7.03(b)(iii) hereof, Expenses payable pursuant to Section 7.03(c) hereof, or the Fee Payable By Parent payable pursuant to Section 7.03(e) hereof shall be paid within one business day after the termination of the Agreement.

        (ii) The Fee Payable By Company payable pursuant to Section 7.03(b)(i) hereof shall be paid within one business day after the later of (x) the termination of the Agreement and (y) the date on which the contingencies described in Section 7.03(b)(i) shall have been satisfied.

                                 ARTICLE VIII.

                               GENERAL PROVISIONS

     SECTION 8.01. Effectiveness of Representations, Warranties and Agreements; Knowledge, Etc.

     (a) Except as otherwise provided in this Section 8.01, the representations, warranties and agreements of each party hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any other party hereto, any person controlling any such party or any of their officers or directors, whether prior to or after the execution of this Agreement. The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 7.01(a) through (g), as the case may be, except that the agreements set forth in Article I, Section 5.07(b) and Section 5.11 shall survive the Effective Time indefinitely and the agreements and liabilities set forth or otherwise described in Section 7.03 shall survive termination indefinitely. The Confidentiality Agreement shall survive termination of this Agreement as provided therein.

     (b) Any disclosure made with reference to one or more Sections of the Company Disclosure Schedule or the Parent Disclosure Schedule shall be deemed disclosed with respect to each other section therein as to which such disclosure is relevant provided that such relevance is reasonably apparent.

     SECTION 8.02. Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or mailed if delivered personally or mailed by registered or certified mail (postage prepaid, return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like changes of address which shall be effective upon receipt):

        (a) If to Parent or Merger Sub:

            JDS Uniphase Corporation
            3 Baypointe Parkway
            San Jose, CA 95134
            Attention: Michael C. Phillips
            Facsimile No.: (408) 954-0540
            Telephone No.: (408) 434-1800

            With copies to:

            Morrison & Foerster LLP
            5 Market Street
            San Francisco, CA 94105
            Attention: John W. Campbell
            Fax: (415) 268-7522
            Telephone No.: (415) 268-7000

        (b) If to the Company:
            E-TEK Dynamics, Inc.
            65 Lundy Avenue
            San Jose, CA 95131
            Attention: William N. Gerson
            Fax: (408) 273-6342
            Telephone No.: (408) 546-5000

            With copies to:

            Wilson Sonsini Goodrich & Rosati
            Professional Corporation
            650 Page Mill Road
            Palo Alto, CA 94304
            Attention: Larry W. Sonsini
                       Daniel R. Mitz
                Fax: (650) 493-6811
                Telephone No.: (650) 493-9300

     SECTION 8.03. Certain Definitions. For purposes of this Agreement, the term:

          (a) "AFFILIATES" means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned person;

          (b) "BUSINESS DAY" means any day other than a day on which banks in San Francisco are required or authorized to be closed;

          (c) "CONTROL" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise;

          (d) "KNOWLEDGE" means, in the case of Parent, the actual knowledge of Parent's Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and General Counsel after reasonable inquiry, and, in the case of the Company, the actual knowledge of the Company's

     Chief Executive Officer, Director, Strategy and Business Development, Chief Financial Officer and General Counsel after reasonable inquiry;

          (e) "PERSON" means an individual, corporation, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act); and

          (f) "SUBSIDIARY" or "SUBSIDIARIES" of the Company, the Surviving Company, Parent or any other person means (i) a corporation or other entity in which the Company, the Surviving Company, Parent or such other person, as the case may be, owns, directly or indirectly, 50% or more of the shares of capital stock or other securities having ordinary voting power to elect the board of directors or any similar governing body or (ii) any partnership, limited liability company or other unincorporated entity of which the Company, the Surviving Company, Parent or such other person, as the case may be, is the general partner or of which it owns, directly or indirectly, securities or other ownership interests which entitle them to receive more than 50% of the distributions made by such partnership, limited liability company or other entity.

     SECTION 8.04. Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided, however, that, after approval of the Merger by the stockholders of the Company, no amendment may be made which by law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

     SECTION 8.05. Waiver. At any time prior to the Effective Time, any party hereto may with respect to any other party hereto (a) extend the time for the performance of any of the obligations or other acts, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

     SECTION 8.06. Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     SECTION 8.07. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

     SECTION 8.08. Entire Agreement. This Agreement (including the documents and instruments referred to herein) constitute the entire agreement and supersede all prior agreements and undertakings (other than the Stock Option Agreement and the Confidentiality Agreement), both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other person any rights or remedies hereunder.

     SECTION 8.09. Assignment, Merger Sub. This Agreement shall not be assigned by operation of law or otherwise, except that Parent and Merger Sub may assign all or any of their rights hereunder to any affiliate provided that no such assignment shall relieve the assigning party of its obligations hereunder.

     SECTION 8.10. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except as provided in Sections 5.12 and 5.14 hereof.

     SECTION 8.11. Governing Law. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Delaware applicable to contracts executed and fully performed within the State of Delaware, without regard to the conflicts of laws provisions thereof.

     SECTION 8.12. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

     SECTION 8.13. WAIVER OF JURY TRIAL. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

                            [SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement and Plan of Reorganization and Merger to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                          PARENT

                                          By:    /s/ MICHAEL C. PHILLIPS
                                            ------------------------------------
                                          Name: Michael C. Phillips
                                          Title: Senior Vice President, Business
                                                 Development, General Counsel

                                          MERGER SUB

                                          By:   /s/ CHRISTOPHER S. DEWEES
                                            ------------------------------------
                                          Name: Christopher S. Dewees
                                          Title: President, Treasurer and
                                          Secretary

                                          COMPANY

                                          By:  /s/ MICHAEL J. FITZPATRICK
                                            ------------------------------------
                                          Name: Michael J. Fitzpatrick
                                          Title: Chairman of the Board,
                                                 President and Chief Executive
                                                 Officer

                                                                         ANNEX B

                         COMPANY STOCK OPTION AGREEMENT

                                 BY AND BETWEEN

                           JDS UNIPHASE CORPORATION,

                                      AND

                              E-TEK DYNAMICS, INC.

                          DATED AS OF JANUARY 17, 2000

                         COMPANY STOCK OPTION AGREEMENT

     THIS STOCK OPTION AGREEMENT (this "Stock Option Agreement"), dated as of January 17, 2000, is by and between JDS Uniphase Corporation, a Delaware corporation ("Grantee"), and E-TEK Dynamics, Inc., a Delaware corporation ("Issuer").

                                    RECITALS

     A. Grantee and Issuer propose to enter into an Agreement and Plan of Reorganization and Merger, dated as of the date hereof (the "Merger Agreement"), which has been executed in connection with this Agreement (each capitalized term used herein without definition shall have the meaning specified in the Merger Agreement).

     B. As a condition to Grantee's entering into the Merger Agreement and in consideration therefor, Issuer has agreed to grant Grantee the Option (as hereinafter defined).

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Merger Agreement, the parties hereto agree as follows:

     1. Grant of Option. Issuer hereby grants to Grantee an unconditional, irrevocable option (the "Option") to purchase, subject to the terms hereof, up to 19.9% as of the date hereof, as adjusted in accordance with the provisions of
Section 5 of this Agreement, of the outstanding shares of common stock of the Issuer, par value $0.001 per share (the "Common Stock"), fully paid and nonassessable, at a purchase price of $211.41 per share, (such price, as adjusted if applicable, the "Option Price").

     2. Exercise of Option.

     (a) Exercise. Grantee may exercise the Option, in whole or part, and from time to time, if, but only if, a Triggering Event (as hereinafter defined) shall have occurred prior to the occurrence of an Option Termination Event (as hereinafter defined).

     (b) Option Termination Events. The term "Option Termination Event" shall mean any of the following events: (i) immediately prior to the Effective Time of the Merger; (ii) termination of the Merger Agreement pursuant to Section 7.01 of the Merger Agreement (other than where a Triggering Event has occurred); or
(iii) one year following any termination of the Merger Agreement where a Triggering Event has occurred (or if, at the expiration of such one year period the Option cannot be exercised by reason of any applicable judgment, decree, order, law or regulation, 10 business days after such impediment to exercise shall have been removed or shall have become final and not subject to appeal). Notwithstanding the foregoing, the Option may not be exercised if there has not been a Triggering Event, or Grantee is in material breach of its representation or warranties, or in material breach of any of its covenants or agreements contained in this Agreement or the Merger Agreement.

     (c) Triggering Events. The term "Triggering Event" shall mean any event which would result in the Fee Payable By Company being unconditionally payable to Grantee pursuant to Section 7.03(b) of the Merger Agreement.

     (d) Notice of Exercise; Closing. In the event Grantee is entitled to and wishes to exercise the Option, it shall send to Issuer a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of shares it will purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 10 business days from the Notice Date for the closing of such purchase (the "Closing Date"); provided, that if the closing of the purchase and sale pursuant to the Option (the "Closing") cannot reasonably be consummated by reason of any applicable judgment, decree, order, law or regulation, the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which the restriction on consummation has expired or been terminated; and provided further, without limiting the foregoing, that if, prior notification to or approval of any regulatory agency is reasonably required in connection with such purchase, Grantee or Issuer, as the case may be, shall promptly file the required notice or application for approval and shall expeditiously process the same, and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification periods have expired or been terminated or such approvals have been obtained and any requisite waiting period or periods shall have passed. Any exercise of the Option shall be deemed to occur on the Notice Date relating thereto. Notwithstanding this subsection
(d), in no event shall any Closing Date be more than two years after the related Notice Date, and if the Closing Date shall not have occurred within two years after the related Notice Date due to the failure to obtain any such required approval, the exercise of the Option effected on the Notice Date shall be deemed to have expired.

     (e) Purchase Price. At the Closing referred to in subsection (d) above, Grantee shall pay to Issuer the aggregate purchase price for the shares of Common Stock purchased pursuant to the exercise of the Option in immediately available funds by wire transfer to a bank account designated by Issuer, provided that failure or refusal of Issuer to designate such a bank account shall not preclude Grantee from exercising the Option.

     (f) Maximum Proceeds. If Grantee, or any of its wholly-owned subsidiaries, receives an aggregate amount in excess of six hundred million dollars ($600,000,000.00) from:

          (i) the Fee Payable By Company pursuant to Section 7.03 of the Merger Agreement, (ii) proceeds, if any, from the sale to any entity that is not a wholly-owned subsidiary of Grantee of shares purchased pursuant to the exercise of the Option in excess of the aggregate Option Price for such shares; (iii) any dividends received by Grantee declared on the shares purchased pursuant to the exercise of the Option; and (iv) proceeds, if any, received pursuant to Section 6(b) and 7 hereof, less the aggregate Option Price paid by Grantee, or any of its wholly-owned subsidiaries, for any shares purchased pursuant to the exercise of the Option being purchased by Issuer pursuant to Section 6(b) and 7 hereof, then Grantee shall notify Issuer within three business days of receipt of such excess proceeds and all such excess proceeds shall promptly be remitted by Grantee to Issuer by wire transfer to a bank account designated by Issuer.

     (g) Issuance of Common Stock. At the Closing, simultaneously with the delivery of immediately available funds as provided in subsection (e) of this
Section 2, Issuer shall deliver to Grantee a certificate or certificates representing the number of shares of Common Stock purchased by the Grantee and, if the Option is exercised in part only, a new Option evidencing the rights of Grantee thereof to purchase the balance of the shares purchasable hereunder, and the Grantee shall deliver to Issuer a copy of this Agreement and a letter agreeing that Grantee will not offer to sell or otherwise dispose of such shares in violation of applicable law or the provisions of this Agreement.

     (h) Legend. Certificates for Common Stock delivered at a closing hereunder may be endorsed with a restrictive legend that shall read substantially as follows:

          "The transfer of the shares represented by this certificate are subject to certain provisions of an agreement between the registered holder hereof and Issuer and to resale restrictions arising under the Securities Act of 1933, as amended. A copy of such agreement is on file at the principal office of Issuer and will be provided to the holder hereof without charge upon receipt by Issuer of a written request therefor."

     It is understood and agreed that: (i) the reference to the resale restrictions of the Securities Act in the above legend shall be removed by delivery of substitute certificate(s) without such reference if Grantee shall have delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel, in form and substance reasonably satisfactory to Issuer, to the effect that such legend is not required for purposes of the Securities Act; (ii) the reference to the provisions of this Agreement in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the shares have been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such reference; and (iii) the legend shall be removed in its entirety if the conditions in the preceding clauses (i) and (ii) are both satisfied. In addition, such certificates shall bear any other legend as may be required by law.

     (i) Record Grantee; Expenses. Upon the giving by Grantee to Issuer of the written notice of exercise of the Option provided for under subsection (d) of this Section 2 and the tender of the applicable purchase price in immediately available funds, Grantee shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of Issuer shall then be closed or that certificates, representing such shares of Common Stock shall not then be actually delivered to Grantee. Issuer shall pay all expenses and any and all United States federal, state and local taxes and other charges that may be payable in connection with the preparation, issuance and delivery of stock certificates under this Section 2 in the name of Grantee or its assignee, transferee or designee.

     3. Reservation of Shares. Issuer agrees: (i) that it shall at all times maintain, free from preemptive rights, sufficient authorized but unissued or treasury shares of Common Stock (and other securities issuable pursuant to Section 5(a)) so that the Option may be exercised without additional authorization of Common Stock (or such other securities) after giving effect to all other options, warrants, convertible securities and other rights to purchase Common Stock (or such other securities); (ii) that it will not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by Issuer; and (iii) promptly to take all action as may from time to time be reasonably required (including without limitation complying with all premerger notification, reporting and waiting periods under the HSR Act) in order to permit Grantee to exercise the Option and Issuer duly and effectively to issue shares of Common Stock pursuant hereto.

     4. Lost Options. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute the sole contractual obligation on the part of Issuer, and the Agreement so lost, stolen, destroyed or mutilated shall be deemed cancelled and of no further force and effect.

     5. Adjustment Upon Changes in Capitalization. The shares of Common Stock purchasable upon the exercise of the Option shall be subject to adjustment from time to time as provided in this Section 5.

     In the event of any change in Common Stock by reason of stock dividends, splits, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares or other similar transactions, then (i) the type and number of shares of Common Stock purchasable upon exercise hereof shall be appropriately adjusted so that Grantee shall receive upon exercise of the Option and payment of the aggregate Option Price hereunder the number and class of shares or other securities or property that Grantee would have received in respect of Common Stock if the Option had been exercised in full immediately prior to such event, or the record date therefor, as applicable, and (ii) the Option Price shall be adjusted by multiplying the Option Price by a fraction, the numerator of which shall be equal to the aggregate number of shares of Common Stock purchasable prior to the adjustment and the denominator of which shall be equal to the aggregate number of shares of Common Stock purchasable immediately after the adjustment.

     6. Registration Rights.

     (a) Following the Closing Date, Issuer shall, at the written request of Grantee, subject to subsection (b) below, delivered at any time on or prior to an Option Termination Event, promptly prepare and file a shelf registration statement under the Securities Act (including a shelf registration under Rule 415 of the Securities Act or similar provision, if available) covering any shares issued and issuable pursuant to this Option and shall use its reasonable best efforts to cause such registration statement to become effective and remain current in order to permit the sale or other disposition of any shares of Common Stock issued upon total or partial exercise of this Option ("Option Shares") in accordance with any plan of disposition requested by Grantee. Grantee agrees to cause, and to cause any underwriters of any sale or other disposition to cause, any sale or other disposition pursuant to such registration to be effected on a widely distributed basis so that upon consummation thereof no purchaser or transferee will beneficially own more than 4.9% of the then-outstanding voting power of Issuer. Issuer will use its reasonable best efforts to cause such registration statement first to become effective and then to remain effective for such period not in excess of 180 days from the day such registration statement first becomes effective or such shorter time as may be reasonably necessary to effect such sales or other dispositions. The obligations of Issuer hereunder to file a registration statement and to maintain its effectiveness may be suspended for up to 90 calendar days in the aggregate during any 360 day period if the Board of Directors of Issuer shall have determined in good faith that the filing of such registration statement or the maintenance of its effectiveness would require the premature disclosure of material nonpublic information that would adversely affect Issuer and interfere with or adversely affect any pending or proposed offering of securities of Issuer or any other material transaction involving Issuer. Grantee for a period of three years following such first request shall have the right to demand a second such registration if reasonably necessary to effect such sales or dispositions. The foregoing notwithstanding, if, at the time of any request by Grantee for registration of Option Shares as provided above, Issuer is in registration with respect to an underwritten public offering of shares of Common Stock, and if in the good faith judgment of the managing underwriter or managing underwriters, or, if none, the sole underwriter or underwriters, of such offering the sale of the Grantee's Option Shares would interfere with the successful marketing of the shares of Common Stock offered by Issuer, the number of Option Shares otherwise to be covered in the registration statement contemplated hereby may be reduced; provided, however, that after any such required reduction the number of Option Shares to be sold by Grantee shall constitute at least 25% of the total number of shares to be sold by Issuer in the aggregate; and provided further, that if such reduction occurs, then the Issuer shall file a registration statement for the balance as promptly as practicable and no reduction shall thereafter occur (and such registration shall not be charged against Grantee). Grantee shall provide all information reasonably requested by Issuer for inclusion in any registration statement to be filed hereunder. If requested by any Grantee in connection with such registration, Issuer shall become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of representations, warranties, indemnities and other agreements customarily included in such underwriting agreements for the Issuer.

     (b) Upon request for registration, the Issuer will have the option exercisable by written notice delivered to Grantee within five business days after receipt of the written request for registration, to purchase all, but not some, of the Option Shares for cash at the price (the "Purchase Price") equal to the product of (i) the number of Option Shares and (ii) the per share average of the closing sale prices of the Issuer's Common Stock on the Nasdaq Stock Market for the ten trading days immediately preceding the date of the written request for registration. Any such purchase of shares of Option Shares hereto will take place at a closing to be held at the principal executive offices of the Issuer or its counsel at any reasonable date and time designated by Grantee within five business days after the delivery of such notice. The payment for the Option Shares to be purchased under this subsection (b) shall be made by delivery at the time of such closing of the Purchase Price in immediately available funds.

     7. Repurchase of Option and Option Shares.

     (a) Within ten business days following the occurrence of a Repurchase Event (as defined below), Issuer shall (i) deliver an offer (a "Repurchase Offer") to repurchase the Option from Grantee at a price (the "Option Repurchase Price") equal to the amount by which (A) the Alternative Transaction Price (as defined below) exceeds (B) the Option Price, multiplied by the number of shares for which the Option may then be exercised, and (ii) deliver an offer (also, a "Repurchase Offer") to repurchase the Option Shares from Grantee at a price (the "Option Share Repurchase Price") equal to the Alternative Transaction Price multiplied by the number of Option Shares then held by such Grantee. The term "Alternative Transaction Price" shall mean, as of any date for the determination thereof, the price per share of Common Stock paid pursuant to the Alternative Transaction or, in the event of a sale of assets of Issuer, the last per-share sale price of Common Stock on the fourth trading day following the announcement of such sale. If the consideration paid or received in the Alternative Transaction shall be other than in cash, the value of such consideration shall be based on the average of the closing trading prices for such securities on their principal trading market during the five business days immediately preceding the payment or receipt of such consideration, or, if such securities are not traded on a market or exchange, determined by a nationally recognized investment banking firm selected by Grantee, which determination shall be conclusive for all purposes of this Agreement.

     (b) Upon the occurrence of a Repurchase Event and whether or not Issuer shall have made a Repurchase Offer under Section 7(a), (i) at the request (the date of such request being the "Option Repurchase Request Date") of Grantee delivered prior to an Option Termination Event, Issuer shall repurchase the Option from Grantee in cash at the Option Repurchase Price, and (ii) at the request (the date of such request being the "Option Share Repurchase Request Date") of Grantee delivered prior to an Option Termination Event, Issuer shall repurchase such number of the Option Shares from the Grantee as Grantee shall designate at the Option Share Repurchase Price.

     (c) Grantee may accept Issuer's Repurchase Offer under Section 7(a) or may exercise its right to require Issuer to repurchase the Option and/or any Option Shares pursuant to Section 7(b) by a written notice or notices stating that Grantee elects to accept such offer or to require Issuer to repurchase the Option and/or the Option Shares in accordance with the provisions of this
Section 7. As promptly as practicable, and in any event within five business days following receipt of a notice under this Section 7(c) and the surrender to Issuer of this Agreement and/or Certificates for Option Shares, as applicable, and the occurrence of a Repurchase Event, Issuer shall deliver or cause to be delivered to Grantee the Option Repurchase Price and/or to the Grantee the Option Share Repurchase Price and/or the portion thereof that Issuer is not then prohibited from so delivering under applicable law.

     (d) Issuer hereby undertakes to use its reasonable best efforts to obtain all required regulatory and legal approvals and to file any required notices as promptly as practicable in order to accomplish any repurchase contemplated by this Section 7. Nonetheless, to the extent that Issuer is prohibited under applicable law, from repurchasing the Option and/or any Option Shares in full, Issuer shall immediately so notify Grantee and thereafter deliver or cause to be delivered, from time to time, to Grantee the portion of the Option Repurchase Price and the Option Share Repurchase Price, respectively, that it is no longer prohibited from delivering, in every case within five business days after the date on which Issuer is no longer so prohibited; provided, however, that if Issuer at any time after delivery of a notice of repurchase pursuant to Section 7(c) is prohibited under applicable law, from delivering to Grantee the Option Repurchase Price or the Option Share Repurchase Price, respectively, in full, Grantee may revoke its notice of repurchase of the Option or the Option Shares either in whole or in part whereupon, in the case of a revocation in part, Issuer shall promptly (i) deliver to Grantee that portion of the Option Repurchase Price or the Option Share Repurchase Price that Issuer is not prohibited from delivering after taking into account any such revocation and
(ii) deliver, as appropriate, either (A) to Grantee, a new Agreement evidencing the right of Grantee to purchase that number of shares of Common Stock equal to the number of shares of Common Stock purchasable immediately prior to the delivery of the notice of repurchase less the number of shares of Common Stock covered by the portion of the Option repurchased or (B) to the Grantee, a certificate for the number of Option Shares covered by the revocation. If an Option Termination Event shall have occurred prior to the date of the notice by Issuer described in the first sentence of this subsection (d), or shall be scheduled to occur at any time before the expiration of a period ending on the thirtieth day after such date, Grantee shall nonetheless have the right to exercise the Option until the expiration of such 30-day period.

     (e) The term "REPURCHASE EVENT" shall mean the occurrence of a Triggering Event prior to the occurrence of an Option Termination Event followed by the consummation of an Alternative Transaction within twelve months after such Triggering Event.

     8. Substitute Option in the Event of Corporate Change. (a) In the event that prior to an Option Termination Event, Issuer shall enter into an agreement
(i) to consolidate with or merge into any person, other than Grantee or one of its subsidiaries, and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than Grantee or one of its subsidiaries, to merge into Issuer and Issuer shall be the continuing or surviving corporation, but, in connection with such merger, the then-outstanding shares of Common Stock shall be changed into or exchanged for stock or other securities of any other person or cash or any other property or the then outstanding shares of Common Stock shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than Grantee or one of its subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provision so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "SUBSTITUTE OPTION"), for the publicly traded common stock of either (x) the Acquiring Corporation (as hereinafter defined) or (y) any person that controls the Acquiring Corporation; provided that, if both the Acquiring Corporation and the person that controls the Acquiring Corporation have common stock that is publicly traded (or neither do) Grantee may elect to substitute either the common stock of the Acquiring Corporation or the person that controls the Acquiring Corporation.

     (b) "ACQUIRING CORPORATION" shall mean any of (i) the continuing or surviving corporation of a consolidation or merger with Issuer (if other than Issuer), (ii) Issuer in a merger in which Issuer is the continuing or surviving person, or (iii) the transferee of all or substantially all of Issuer's assets.

     (c) The Substitute Option shall have the same terms as the Option, provided, that if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall be as similar as possible and in no event less advantageous to Grantee. The issuer of the Substitute Option shall also enter into an agreement with Grantee in substantially the same form as this Agreement, which agreement shall be applicable to the Substitute Option.

     (d) Issuer shall not enter into any transaction described in subsection (a) of this Section 8 unless the Acquiring Corporation and any person that controls the Acquiring Corporation assume in writing all the obligations of Issuer hereunder.

     9. Representations and Warranties of the Issuer. Issuer hereby represents and warrants to Grantee as follows:

          (a) Issuer has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Issuer and no other corporate proceedings on the part of Issuer are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by Issuer. This Agreement is the valid and legally binding obligation of Issuer, enforceable against Issuer in accordance with its terms.

          (b) Issuer has taken all necessary corporate action to authorize and reserve and to permit it to issue, and at all times from the date hereof through the termination of this Agreement in accordance with its terms will have reserved for issuance upon the exercise of the Option, that number of shares of Common Stock equal to the maximum number of shares of Common Stock at any time and from time to time issuable hereunder, and all such shares, upon issuance pursuant hereto, will be duly authorized, validly issued, fully paid, nonassessable, and will be delivered free and clear of all claims, liens, encumbrances and security interests, and not subject to any preemptive rights.

          (c) The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation pursuant to any provisions of the Certificate of Incorporation or Bylaws of Issuer or the incorporation documents of any of its subsidiaries (as that term is defined in the Merger Agreement), subject to obtaining any approvals or consents contemplated hereby, result in any violation of any loan or credit agreement, note, mortgage, indenture, lease, plan, or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Issuer or its subsidiaries or their respective properties or assets which violation would have, individually or in the aggregate, a Material Adverse Effect on the Issuer.

          (d) The Board of Directors of Issuer has taken all necessary action to approve this Agreement and the consummation of the transactions contemplated hereby and the provisions of Section 243 of the Delaware General Corporation Law will not apply to this Agreement or the purchase of shares of Issuer Common Stock pursuant to this Agreement.

     10. Application for Regulatory Approval. Each of Grantee and Issuer will use its reasonable best efforts to make all filings with, and to obtain consents of, all third parties and governmental authorities necessary to the consummation of the transactions contemplated by this Agreement, including without limitation making application to list the shares of Common Stock issuable hereunder on the Nasdaq Stock Market upon official notice of issuance.

     11. Specific Performance. The parties hereto acknowledge that damages would be an inadequate remedy for a breach of this Agreement by either party hereto and that the obligations of the parties hereto shall be enforceable by either party hereto through injunctive or other equitable relief.

     12. Separability of Provisions. If any term, provision, covenant, or restriction, contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated.

     13. Notices. All notices, claims, demands and other communications hereunder shall be deemed to have been duly given or made when delivered in person, by registered or certified mail

(postage prepaid, return receipt requested), by overnight courier, or by facsimile at the respective addresses of the parties set forth in the Merger Agreement.

     14. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

     15. Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed to be an original, but all of which shall constitute one and the same agreement.

     16. Expenses. Except as otherwise expressly provided herein or in the Merger Agreement, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

     17. Entire Agreement. Except as otherwise expressly provided herein or in the Merger Agreement and the Confidentiality Agreement, this Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereof, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein. Any provision of this Agreement may be waived only in writing at any time by the party that is entitled to the benefits of such provision. This Agreement may not be modified, amended, altered, or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

     18. Assignment. Neither of the parties may sell, transfer, assign or otherwise dispose of any of its rights or obligations under this Agreement or the Option created hereunder to any other person, without the express written consent of the other party, except that the rights and obligations hereunder will inure to the benefit of and be binding upon any successor of a party hereto; provided, however, that Grantee shall be entitled to transfer its rights or obligations under this Agreement to a wholly-owned subsidiary of Grantee, provided such subsidiary remains a wholly-owned subsidiary.

     19. Further Assurances. In the event of any exercise of the Option by Grantee, Issuer and Grantee shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in order to consummate the transactions provided for by such exercise. Nothing contained in this Agreement shall be deemed to authorize Issuer or Grantee to breach any provision of the Merger Agreement.

     IN WITNESS WHEREOF, Issuer and Grantee have caused this Agreement to be signed by their respective officers hereunto duly authorized, all as of the date first written above.

                                          ISSUER

                                          By:      /s/ MICHAEL J.
                                                   FITZPATRICK
                                               ---------------------------------
                                          Name: Michael J. Fitzpatrick
                                          Title:   Chairman of the Board,
                                                   President and Chief Executive
                                                   Officer

                                          GRANTEE

                                          By:      /s/ MICHAEL C. PHILLIPS
                                               ---------------------------------
                                          Name: Michael C. Phillips
                                          Title:   Senior Vice President,
                                                   Business
                                                   Development, General Counsel

                                                                         ANNEX C

                            FORM OF VOTING AGREEMENT

                             DATED JANUARY 17, 2000

                                VOTING AGREEMENT

     This VOTING AGREEMENT (the "Agreement") is made and entered into as of January 17, 2000, between and among JDS Uniphase Corporation, a corporation incorporated under the laws of the State of Delaware ("JDSU"), and the undersigned stockholder (the "Stockholder") of E-TEK Dynamics, Inc., a corporation organized under the laws of the State of Delaware ("Rainbow"). All capitalized terms herein not otherwise defined shall have the meaning ascribed to them in the Merger Agreement (as defined below).

                                    RECITALS

     A. Pursuant to an Agreement and Plan of Reorganization and Merger dated as of the date hereof (the "Merger Agreement") by and among JDSU, Rainbow Acquisition, Inc. a corporation organized under the laws of the State of Delaware ("Sub") and wholly owned subsidiary of JDSU, and Rainbow, Sub is merging with and into Rainbow (the "Merger") and Rainbow, as the surviving corporation of the Merger, will thereby become a wholly owned subsidiary of JDSU;

     B. Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of the shares of the outstanding Common Stock, $0.001 par value per share, of Rainbow in the amounts indicated on the final page of this Agreement (the "Shares"); and

     C. In consideration of the execution of the Merger Agreement by JDSU, Stockholder agrees (i) not to transfer or otherwise dispose of any of its Shares, or any other shares of capital stock of Rainbow acquired by such Stockholder hereafter and prior to the Expiration Date (as defined in Section
1.1 below) and (ii) agrees to vote its Shares and any other such shares of capital stock of Rainbow in favor of approval of the Merger.

     NOW, THEREFORE, the parties agree as follows:

     1. Agreement to Retain Shares.

     1.1 Transfer and Encumbrance. Stockholder agrees to be subject to such Stockholder's Proxy (as defined in Section 3) and agrees not to transfer (except as may be specifically required by court order), sell, exchange, or pledge prior to the Expiration Date or otherwise dispose of or encumber Stockholder's Shares or any New Shares (as defined in Section 1.2) prior to the Expiration Date, or to make any offer or agreement relating thereto, at any time prior to the Expiration Date. As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) the Effective Time (as such term is defined in the Merger Agreement) and (ii) the date on which the Merger Agreement is terminated in accordance with its terms (including any extensions to the Merger Agreement, as provided for therein).

     1.2 New Shares. Stockholder agrees that any shares of capital stock of Rainbow that such Stockholder purchases or with respect to which Stockholder otherwise acquires beneficial ownership after the date of this Agreement and prior to the Expiration Date ("New Shares") shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

     2. Agreement to Vote Shares. At every meeting of the stockholders of Rainbow called with respect to any of the following, and at every adjournment thereof, and on every action or approval by written consent of the stockholders of Rainbow with respect to any of the following, Stockholder agrees such Stockholder shall vote Stockholder's Shares and any New Shares in favor of approval of the Merger Agreement, the Merger, and the transactions contemplated thereby. This Agreement is intended to bind Stockholder as a stockholder of Rainbow only with respect to the specific matters set forth herein.

     3. Proxy. Concurrently with the execution of this Agreement, Stockholder agrees to deliver to JDSU a proxy in the form attached hereto as Exhibit A (the "Proxy"), which shall be irrevocable to the extent provided in Section 212 of the Delaware General Corporation Law, covering the total number of Shares and New Shares beneficially owned or as to which beneficial ownership is acquired (as such term is defined in Rule 13d-3 under the Exchange Act) by such Stockholder set forth therein.

     4. Representations, Warranties and Covenants of Stockholder. Stockholder hereby represents, warrants and covenants to JDSU that such Stockholder (i) is the beneficial owner of Stockholder's Shares, which at the date of this Agreement and at all times up until the Expiration Date will be free and clear of any liens, claims, options, charges or other encumbrances; (ii) does not beneficially own any shares of capital stock of Rainbow other than Stockholder's Shares (excluding shares as to which such Stockholder currently disclaims beneficial ownership in accordance with applicable law); (iii) has full power and authority to make, enter into and carry out the terms of this Agreement and such Stockholder's Proxy; and (iv) the execution, delivery and performance of this Agreement by such Stockholder and the consummation of the transactions contemplated hereby, will not (a) require the consent, waiver, approval, or authorization of any governmental authority or any other person or entity or (b) violate, conflict with, result in a breach of or the acceleration of any obligation under, or constitute a default (or an event which with notice or the lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of the Stockholder pursuant to any provision of any indenture, mortgage, lien, lease, agreement, contract, instrument, order, judgment, ordinance, regulation or decree to which the Stockholder is subject or by which the Stockholder or any of Stockholder's property or assets is bound.

     5. Additional Documents. Stockholder hereby covenants and agrees to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of JDSU, to carry out the purpose and intent of this Agreement.

     6. Consent and Waiver. Stockholder hereby gives any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreement to which such Stockholder is a party or pursuant to any rights such Stockholder may have. Stockholder further agrees to give such additional consents and waivers as may be reasonably required for the consummation of the Merger under the terms of any agreement to which such Stockholder is a party or pursuant to any rights such Stockholder may have. As further clarification, but not limitation, of the foregoing, Stockholder further agrees to waive any registration rights it may have with respect to Stockholder's Shares (including piggyback registration rights) prior to the Expiration Date.

     7. Termination. This Agreement and the Proxies delivered in connection herewith shall terminate and shall have no further force or effect as of the Expiration Date.

     8. Miscellaneous.

     8.1 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

     8.2 Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and insure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without the prior written consent of the other.

     8.3 Amendment and Modification. This Agreement may not be modified, amended, altered or supplemented except by the execution and delivery of a written agreement executed by the parties hereto.

     8.4 Specific Performance; Injunctive Relief. The parties hereto acknowledge that JDSU will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to JDSU upon such violation, JDSU shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to JDSU at law or in equity.

     8.5 Notices. All notices that are required or may be given pursuant to the terms of this Agreement shall be in writing and shall be sufficient in all respects if given in writing and delivered by hand or national overnight courier service, transmitted by telecopy or mailed by registered or certified mail, postage prepaid (effective when delivered by hand or telecopy, one day after dispatch by overnight courier, and three business days after dispatch by mail), as follows:

        (a) if to JDSU or Sub, to:
            JDS Uniphase Corporation
            163 Baypointe Parkway
            San Jose, CA 95134
            Attention: Michael C. Phillips
            Facsimile No.: (408) 954-0540
            Telephone No.: (408) 434-1800

            with a copy to:

            Morrison & Foerster LLP
            425 Market Street
            San Francisco, CA 94105
            Attention: John W. Campbell, Esq.
            Facsimile No.: (415) 268-7522
            Telephone No.: (415) 268-7000

     (b) if to Stockholder, to the address set forth beneath such Shareholder's signature below.

     8.6 Governing Law; Forum. This Agreement shall be governed by, construed and enforced in accordance with the internal laws of the State of Delaware.

     8.7 Entire Agreement. This Agreement and the Proxies contain the entire understanding of the parties in respect of the subject matter hereof, and supersede all prior negotiations and understandings between the parties with respect to such subject matters.

     8.8 Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

     8.9 Effect of Headings. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

     8.10 Jurisdiction. The parties to this Agreement agree that any suit, action or proceeding arising out of, or with respect to, this Agreement or any judgment entered by any court in respect thereof shall be brought in the courts of Delaware or in the U.S. District Court for Delaware as the commencing party may elect, and Stockholder hereby accepts the exclusive jurisdiction of those courts for the purpose of any suit, action or proceeding. In addition, Stockholder hereby irrevocably waives, to the fullest extent permitted by law, any objection which Stockholder may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any judgment entered by any court in respect thereof brought in Delaware or the U.S.

District Court for the District of Delaware, as selected by the commencing party, and hereby further irrevocably waives any claim that any suit, action or proceedings brought in Delaware or in such District Court has been brought in an inconvenient forum.

     8.11 No Limitation on Actions of Stockholder as Director. Notwithstanding anything to the contrary in this Agreement, in the event Stockholder is a director of the Company, nothing in this Agreement is intended or shall be construed to require Stockholder, in Stockholder's capacity as a director of the Company, to act or fail to act in accordance with Stockholder's fiduciary duties in such capacity.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed the day and year first above written.

                                          JDS UNIPHASE CORPORATION

                                          By:
                                          --------------------------------------
                                          Title:
                                          --------------------------------------
                                                 Stockholder

                                          By:
                                          --------------------------------------
                                                Stockholder's Address for
                                          Notice:

                                          Shares beneficially owned:

                                           ________ shares of Rainbow Common
                                          Stock

                      [SIGNATURE PAGE TO VOTING AGREEMENT]

                                                                       EXHIBIT A

                                     PROXY
                                TO VOTE STOCK OF
                              E-TEK DYNAMICS, INC.

     The undersigned stockholder of E-TEK Dynamics, Inc., a corporation organized under the laws of the State of Delaware, ("Rainbow"), hereby irrevocably (to the full extent permitted by Section 212 of the Delaware General Corporation Law) appoints Michael C. Phillips and Anthony R. Muller of JDS Uniphase Corporation, a corporation organized under the laws of State of Delaware ("JDSU"), and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote with respect to all of the shares of capital stock of Rainbow that now are or hereafter may be beneficially owned by the undersigned (including, without limitation, the power to execute and deliver written consents pursuant to Section 228 of the Delaware General Corporation Law), and any and all other shares or securities of Rainbow issued or issuable in respect thereof on or after the date hereof (collectively, the "Shares") in accordance with the terms of this Proxy. The Shares beneficially owned by the undersigned stockholder of Rainbow as of the date of this Proxy are listed on the final page of this Proxy. Upon the undersigned's execution of this Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date (as defined below).

     This Proxy is irrevocable (to the extent provided in Section 212 of the Delaware General Corporation Law), is coupled with an interest and is granted pursuant to that certain Voting Agreement dated as of January 17, 2000, by and among JDSU and the undersigned stockholder (the "Voting Agreement"), and is granted in consideration of JDSU entering into that certain Agreement and Plan of Reorganization and Merger, dated as of January 17, 2000, by and among Rainbow, JDSU and Rainbow Acquisition, Inc., a corporation organized under the laws of the State of Delaware ("Sub") and wholly owned subsidiary of JDSU (the "Merger Agreement"). The Merger Agreement provides for the merger of Sub with and into Rainbow (the "Merger"). As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) the Effective Time (as such term is defined in the Merger Agreement) and (ii) the date on which the Merger Agreement is terminated in accordance with its terms (including any extensions to the Merger Agreement, as provided for therein).

     The attorneys and proxies named above, and each of them are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares (including, without limitation, the power to execute and deliver written consents pursuant to Section 228 of the Delaware General Corporation Law), at every annual, special or adjourned meeting of the stockholders of Rainbow and in every written consent in lieu of such meeting in favor of approval of the Merger and the Merger Agreement. The attorneys and proxies named above may not exercise this Proxy on any other matter except as provided above. The undersigned stockholder may vote the Shares on all other matters.

     Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

     This Proxy is irrevocable (to the extent provided in Section 212 of the Delaware General Corporation Law). This Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date.

                                          Dated: January 17, 2000

                                          --------------------------------------
                                          (Signature of Stockholder)

                                          --------------------------------------
                                          (Print Name of Stockholder)

                                          Shares beneficially owned:

                                           ________ shares of Rainbow Common
                                          Stock

                                                                         ANNEX D

                    FAIRNESS OPINION OF GOLDMAN, SACHS & CO.

                             DATED JANUARY 17, 2000

                    FAIRNESS OPINION OF GOLDMAN, SACHS & CO.

January 17, 2000

Board of Directors
E-TEK Dynamics, Inc.
1865 Lundy Avenue
San Jose, CA 95131-1835

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Common Stock, par value $.001 per share (the "Shares"), of E-TEK Dynamics, Inc. (the "Company") of the exchange ratio of 1.1 shares of Common Stock, par value $.001 per share (the "JDS Common Stock"), of JDS Uniphase Corporation ("JDS") to be received for each Share (the "Exchange Ratio"), pursuant to the Agreement and Plan of Reorganization and Merger, dated as of January 17, 2000, among JDS, Rainbow Acquisition, Inc., a wholly-owned subsidiary of JDS, and the Company (the "Agreement").

Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having provided certain investment banking services to the Company from time to time, including having acted as managing underwriter of the initial public offering of 5,000,000 Shares in December 1998, having acted as managing underwriter for a secondary offering of 6,000,000 Shares in August 1999 and having acted as financial advisor to the Company in connection with, and having participated in certain of the negotiations leading to, the Agreement. Goldman, Sachs & Co. provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company or JDS for its own account and for the accounts of customers.

In connection with this opinion, we have reviewed, among other things, the Agreement; the Registration Statements on Form S-1 of the Company, including the Prospectuses therein dated December 1, 1998 and August 11, 1999, relating to the initial public offering and secondary offering of the Shares, respectively; the Annual Reports on Form 10-K of the Company for the fiscal year ended June 30, 1999 and of JDS and its predecessors for the five fiscal years ended June 30, 1999, respectively; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and JDS; the Registration Statement on Form S-4 of JDS, including the proxy statement/prospectus therein dated December 22, 1999, relating to the proposed merger of Optical Coating Laboratory, Inc. with a newly formed wholly-owned subsidiary of JDS; certain other communications from the Company and JDS to their respective stockholders; certain internal financial analyses and forecasts for the Company prepared by its management (the "Company Forecasts"); certain internal financial analyses and forecasts for JDS prepared by its management; and certain financial analyses and forecasts for JDS prepared by the Company's management (the "JDS Forecasts"). We also have held discussions with members of the senior management of the Company and JDS regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction contemplated by the Agreement and the past and current business operations, financial condition and future prospects of their respective companies. In addition, we have reviewed the reported price and trading activity for the Shares and JDS Common Stock, which like many communications technology related stocks have been and are likely to continue to be subject to significant short term price and trading volatility, compared certain financial and stock market information for the Company and JDS with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the communications technology industry specifically and other industries generally and performed such other studies and analyses as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial and other information discussed with the Company or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed with your consent that the Company Forecasts and the JDS Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or JDS or any of their subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the transaction contemplated by the Agreement will be obtained without any adverse effect on the Company or JDS or on the contemplated benefits of the transaction contemplated by the Agreement. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such transaction.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the holders of Shares.

Very truly yours,

/s/ GOLDMAN, SACHS & CO.

                                                                     1821-SPS-00

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145(a) of the General Corporation Law of the State of Delaware ("Delaware Corporation Law") provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director or officer of the corporation. Such indemnity may be against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person's conduct was unlawful.

     Section 145(b) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, against any expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.

     Section 145(g) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person in any such capacity, or arising out of the person's status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the law.

     Article 8 of the Registrant's Amended and Restated Certificate of Incorporation (incorporated by reference herein) provides for indemnification of directors, officers and other persons as follows:

     8.1 Limitation of Directors' Liability. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under
Section 174 of the General Corporation Law of the State of Delaware, or (d) for any transaction from which the director derived any improper personal benefit.

     8.2 Indemnification of Corporate Agents. To the fullest extent permitted by applicable law, the Corporation is also authorized to provide indemnification of (and advancement of expenses to) such agents (and any other persons to which Delaware law permits this corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law of the State of Delaware, subject only to limits created by applicable Delaware law (statutory or non-statutory), with respect to actions for breach of duty to the Corporation, its stockholders, and others.

     8.3 Repeal or Modification. Any repeal or modification of the foregoing provisions of this Article 8 shall not adversely affect any right of indemnification or limitation of liability of an agent of the Corporation relating to the acts or omissions occurring prior to such repeal or modification.

     Article IX of the Registrant's By-Laws (incorporated by reference herein) provides that:

          SECTION 1. Right to Indemnification.

          Each person who was or is a party or is threatened to be made a party to or is involved (as a party, witness, or otherwise), in any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (hereinafter a "Proceeding"), by reason of the fact that he, or a person of whom he is the legal representative, is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation or of a partnership, joint venture, trust, or other enterprise, including service with respect to employee benefit plans, whether the basis of the Proceeding is alleged action in an official capacity as a director, officer, employee, or agent or in any other capacity while serving as a director, officer, employee, or agent (hereafter an "Agent"), shall be indemnified and held harmless by the corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended or interpreted (but, in the case of any such amendment or interpretation, only to the extent that such amendment or interpretation permits the corporation to provide broader indemnification rights than were permitted prior thereto) against all expenses, liability, and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties, and amounts paid or to be paid in settlement, and any interest, assessments, or other charges imposed thereon, and any federal, state, local, or foreign taxes imposed on any Agent as a result of the actual or deemed receipt of any payments under this Article) reasonably incurred or suffered by such person in connection with investigating, defending, being a witness in, or participating in (including on appeal), or preparing for any of the foregoing in, any Proceeding (hereinafter "Expenses"); provided, however, that except as to actions to enforce indemnification rights pursuant to
     Section 3 of this Article, the corporation shall indemnify any Agent seeking indemnification in connection with a Proceeding (or part thereof) initiated by such person only if the Proceeding (or part thereof) was authorized by the Board of Directors of the corporation. The right to indemnification conferred in this Article shall be a contract right.

          SECTION 2. Authority to Advance Expenses.

          Expenses incurred by an officer or director (acting in his capacity as such) in defending a Proceeding shall be paid by the corporation in advance of the final disposition of such Proceeding, provided, however, that if required by the Delaware General Corporation Law, as amended, such Expenses shall be advanced only upon delivery to the corporation of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this Article or otherwise. Expenses incurred by other Agents of the corporation (or by the directors or officers not acting in their capacity as such, including service with respect to employee benefit plans) may be advanced upon such terms and conditions as the Board of Directors deems appropriate. Any obligation to reimburse the corporation for Expense advances shall be unsecured and no interest shall be charged thereon.

          SECTION 3. Right of Claimant to Bring Suit.

          If a claim under Section 1 or 2 of this Article is not paid in full by the corporation within 120 days after a written claim has been received by the corporation, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense

     (including attorneys' fees) of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending a Proceeding in advance of its final disposition where the required undertaking has been tendered to the corporation) that the claimant has not met the standards of conduct that make it permissible under the Delaware General Corporation Law for the corporation to indemnify the claimant for the amount claimed. Neither the failure of the corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper under the circumstances because he has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant had not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

          SECTION 4. Provisions Nonexclusive.

          The rights conferred on any person by this Article shall not be exclusive of any other rights that such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office. To the extent that any provision of the Certificate, agreement, or vote of the stockholders or disinterested directors is inconsistent with these bylaws, the provision, agreement, or vote shall take precedence.

          SECTION 5. Authority to Insure.

          The corporation may purchase and maintain insurance to protect itself and any Agent against any Expense, whether or not the corporation would have the power to indemnify the Agent against such Expense under applicable law or the provisions of this Article.

          SECTION 6. Survival of Rights.

          The rights provided by this Article shall continue as to a person who has ceased to be an Agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

          SECTION 7. Settlement of Claims.

          The corporation shall not be liable to indemnify any Agent under this Article (a) for any amounts paid in settlement of any action or claim effected without the corporation's written consent, which consent shall not be unreasonably withheld; or (b) for any judicial award if the corporation was not given a reasonable and timely opportunity, at its expense, to participate in the defense of such action.

          SECTION 8. Effect of Amendment.

          Any amendment, repeal, or modification of this Article shall not adversely affect any right or protection of any Agent existing at the time of such amendment, repeal, or modification.

          SECTION 9. Subrogation.

          In the event of payment under this Article, the corporation shall be subrogated to the extent of such payment to all of the rights of recovery of the Agent, who shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the corporation effectively to bring suit to enforce such rights.

          SECTION 10. No Duplication of Payments.

          The corporation shall not be liable under this Article to make any payment in connection with any claim made against the Agent to the extent the Agent has otherwise actually received payment (under any insurance policy, agreement, vote, or otherwise) of the amounts otherwise indemnifiable hereunder.

          The directors and officers of the Registrant are covered by a policy of liability insurance indemnifying them against certain liabilities, including liabilities arising under the Securities Act, which might be incurred by them in their capacities as directors and officers.

     See also the undertakings set out in item 22 herein.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) See Exhibit Index.

     (b) Not Applicable.

     (c) Opinion of Goldman, Sachs & Co., Inc., attached as Annex D to the proxy statement-prospectus which is part of this registration statement.

ITEM 22. UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

          (1) that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
     1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (2) that before any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

          (3) that every prospectus (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of
     Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (4) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form S-4 under the Securities Act of 1933, within one business day of receipt of any such request, and to send the incorporated documents by first class mail or other equally prompt means, including information contained in documents filed after the effective date of the registration statement through the date of responding to such request; and

          (5) to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim of indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 2 to Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, California on May 31, 2000.


                                          JDS Uniphase Corporation

                                          By:    /s/ JOZEF STRAUS, PH.D.
                                            ------------------------------------
                                                    Jozef Straus, Ph.D.
                                                Chief Executive Officer and
                                                  Co-Chairman of the Board


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to Registration Statement on Form S-4 has been signed by the following persons in the capacities indicated on May 31, 2000.



                  SIGNATURE                                        TITLE
                  ---------                                        -----
           /s/ JOZEF STRAUS, PH.D.              Chief Executive Officer and Co-Chairman of
 -------------------------------------------    the Board of Directors (Principal Executive
             Jozef Straus, Ph.D.                                 Officer)

                      *                            Co-Chairman of the Board of Directors
---------------------------------------------
                Martin Kaplan

            /s/ ANTHONY R. MULLER                Executive Vice President, Chief Financial
 -------------------------------------------    Officer and Secretary (Principal Financial
              Anthony R. Muller                           and Accounting Officer)

                      *                                          Director
 -------------------------------------------
                  Bruce Day

                      *                                          Director
---------------------------------------------
               Peter Guglielmi

                      *                                          Director
---------------------------------------------
               Robert E. Enos

                      *                                          Director
---------------------------------------------
             John A. MacNaughton

                      *                                          Director
---------------------------------------------
               Wilson Sibbett

                      *                                          Director
---------------------------------------------
            Casimir S. Skrzypczak

                      *                                          Director
---------------------------------------------
             William J. Sinclair

         *By: /s/ ANTHONY R. MULLER
---------------------------------------------
              Anthony R. Muller
              Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT
-------
 2.1     Agreement and Plan of Reorganization and Merger, dated as of
         January 17, 2000, by and among the Registrant, Rainbow
         Acquisition, Inc. and E-TEK Dynamics, Inc. (included as
         Annex A to the proxy statement-prospectus filed as part of this Registration Statement).
 2.2     Company Stock Option Agreement, dated as of January 17,
         2000, by and between E-TEK Dynamics, Inc., as issuer, and
         the Registrant, as grantee (included as Annex B to the proxy statement-prospectus filed as a part of this Registration
         Statement).
 5.1*    Opinion of Morrison & Foerster LLP, together with consent.
 8.1*    Tax Opinion of Morrison & Foerster LLP, together with
         consent.
 8.2*    Tax Opinion of Wilson Sonsini Goodrich & Rosati,
         Professional Corporation, together with consent.
 9.1     Form of Voting Agreement (included as Annex C to the proxy statement-prospectus filed as a part of this Registration
         Statement).
23.1     Consent of Ernst & Young LLP, independent auditors.
23.2     Consent of Deloitte & Touche LLP, independent auditors.
23.3     Consent of PricewaterhouseCoopers LLP, independent chartered accountants.
23.4     Consent of PricewaterhouseCoopers LLP, independent
         accountants.
23.5     Consent of PricewaterhouseCoopers LLP, independent chartered accountants.
23.6     Consent of KPMG LLP, independent auditors.
23.7     Consent of Goldman, Sachs & Co., Inc.
23.8*    Consent of Morrison & Foerster LLP (included as part of its opinions filed as Exhibits 5.1 and 8.1).
23.9*    Consent of Wilson Sonsini Goodrich & Rosati, Professional
         Corporation (included as part of its opinion filed as
         Exhibit 8.2).
24.1*    Power of Attorney (See Page II-6 of Registration Statement
         on Form S-4 filed on February 11, 2000).
99.1*    Form of Proxy of E-TEK Dynamics, Inc.
99.2     Opinion of Goldman, Sachs & Co. (included as Annex D to the proxy statement-prospectus filed as a part of this
         Registration Statement).
99.3*    Consent of Michael J. Fitzpatrick.
99.4*    Consent of Donald J. Listwin.


---------------
* Previously filed.